
10012987

WE ARE

MOVING WITH FOCUS


ASI

AMERICAN SAFETY INSURANCE HOLDINGS, LTD
2009 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31, *In thousands except for share data, combined ratio and return on equity.*	2005	2006	2007	2008	2009
Statement of operations data:					
Gross premiums written	$234,058	$239,607	$218,370	$260,384	$253,519
Net premiums written	138,515	157,268	150,001	179,865	164,709
Net premiums earned	137,580	146,756	148,793	174,471	168,517
Total revenue	156,114	171,439	180,961	192,322	204,733
Net earnings	14,656	20,532	28,192	310	24,325
Net earnings per share: (diluted)	$2.05	$2.26	$2.56	$0.03	$2.30
Balance sheet data (at end of period):					
Total investments, excluding real estate	$415,497	$551,158	$617,211	$673,739	$750,425
Total assets	694,999	847,131	934,009	1,026,364	1,147,660
Unpaid losses and loss adjustment expenses	393,493	439,673	504,779	586,647	616,444
Total liabilities	571,552	647,805	701,622	806,236	872,148
Total shareholders' equity	123,447	199,325	232,387	220,128	275,512
Book value/share (diluted)	16.49	17.88	20.81	20.55	25.47
Return on equity	13.0%	12.4%	13.5%	6.6%	10.8%
GAAP ratio:					
Combined ratio	97.7%	97.5 %	97.4%	106.0%	99.4%

Return on equity is adjusted for realized and unrealized gains and losses from investments.


156.1
171.4
180.9
192.3
204.7
2005
2006
2007
2008
2009
REVENUE
(in millions, excluding real estate sales)


97.7
97.5
97.4
106.0
99.4
2005
2006
2007
2008
2009
COMBINED RATIO
(percentage)


234.1
239.6
218.4
260.4
253.5
2005
2006
2007
2008
2009
GROSS PREMIUMS WRITTEN
(in millions)


OUR FOCUS IS ON LONG TERM PROFITABILITY THROUGH UNDERWRITING DISCIPLINE, CONTROLLED GROWTH AND CONSERVATIVE INVESTMENT PORTFOLIO MANAGEMENT.

DEAR SHAREHOLDERS, EMPLOYEES, CLIENTS AND BUSINESS PARTNERS,

ASI posted a solid performance in 2009 led by a 25% improvement in the book value per share and a decline of more than six points in the combined ratio, despite increased competition and downward pressure on rates. At the end of 2008, due to the negative impact the capital markets had on the industry, many industry experts predicted that pricing in the insurance market would begin to increase. Those predictions proved to be incorrect and 2009 showed continued deterioration in premium rates and underwriting profitability in the property and casualty insurance industry. The recovery of the capital markets and a lighter than normal hurricane season replenished virtually all of the capital lost in late 2008 and, as a result, there is a high level of excess capital in the industry, contributing to the continuation of the soft market.

The key to our 2009 performance in the face of these difficult market conditions was management's maintenance of its commitment to a culture of disciplined underwriting and a conservative investment philosophy in order to protect the integrity of the Company's balance sheet. Continuing this focus, while generating growth where it makes sense from a profitability standpoint, are the keys to weathering the current soft market cycle.

Key Accomplishments for 2009

Since 2006, we have been successful in diversifying our product portfolio and in growing products that meet our profitability standards. Our emphasis has been on newer excess and surplus lines products added since 2006 and creating a better balance of short, medium and long tail business. We have also utilized our corporate platform to take advantage of fee income opportunities in our Alternative Risk Transfer Division that produce higher returns. We continue to invest in technology to support long term growth more efficiently and ultimately reduce operating costs, while executing short term initiatives that will improve our efficiency and expense ratio. In 2009, we made progress towards these initiatives, contributing to the improvement in our underwriting results.

Within our Excess and Surplus Lines Division, we achieved 9% growth in our newer products added as part of our diversification initiative, moving us closer to achieving critical mass in these products. We also expanded our surety business, primarily through the acquisition of Victore Enterprises Incorporated in the second quarter, which added geographic diversification and underwriting expertise in the energy sector. In our Alternative Risk Transfer Division, we realized more than 100% growth in fee income generated by fronting opportunities. We improved the underwriting profitability of our Assumed Reinsurance Division by shifting from quota share reinsurance to excess of loss reinsurance, resulting in reduced acquisition costs.

We made significant progress toward advancing our long-term information technology plan, completing several important initiatives in 2009. We converted to a new financial reporting platform, implemented an operating system for our Assumed Reinsurance Division, and completed the first phase of a document management system to improve the efficiency of our endorsement issuance process. Lastly, we initiated a project that will establish a more robust and efficient underwriting system for the Company that is slated to be launched in the third quarter of 2010 for several of our product lines.

Our loss ratios continued to compare favorably to other specialty carriers in our segment of the industry, which is a testament to our focus on underwriting profitability. We have a track record of disciplined underwriting, choosing not to write business that does not meet our profitability standards. 2009 was no exception as we reduced construction premiums by more than 33% over 2008 due to excessive price competition, and decreased our environmental premiums by 12% while significantly improving that product's profitability.

Our investment portfolio consists predominantly of fixed income securities with an average rating of AA and is managed relatively conservatively by an independent professional asset manager. Our investment philosophy has been to generate cash flow and investment income without taking undue risk.

In November, A.M. Best affirmed our "A" rating with a "stable" outlook. This was the 15th consecutive year for which the Company has achieved the "A" (Excellent) rating from A.M. Best. The continued recognition year after year of our financial stability, strong balance sheet and underwriting expertise further affirms that we are focusing on the right initiatives.



16.49
17.88
20.81
20.55
25.47
2005
2006
2007
2008
2009

BOOK VALUE PER SHARE
(dollars, diluted)

Financial Highlights

For 2009, ASI posted net earnings of $24.3 million, or $2.30 per diluted share, as compared to $0.3 million, or $0.03 per diluted share in 2008. The increased earnings were driven primarily by a lower combined ratio, with improvements to both the loss and expense ratios, increased fee income, and modest net realized gains on investments in 2009 as compared to 2008, where ASI recorded net realized losses of $14 million primarily from other than temporary impairment of debt and equity securities. Total investments increased to $750 million, as compared to $674 million in 2008. The average duration of the investment portfolio is 4.4 years with a tax equivalent book yield of 4.87%. Return on average equity (adjusted for realized and unrealized gains and losses from investments) increased to 10.8% from 6.6% in 2008.

Total assets increased 12% to $1.15 billion as of December 31, 2009, up from $1.03 billion in 2008, and shareholders' equity increased 25% to $276 million, from $220 million as of December 31, 2008. Book value per share increased 25% to $26.33 at year-end 2009, as compared to $21.12 for the prior year.



75
61
65
63
68
61
77
63
73
58
2005
2006
2007
2008
2009

CALENDAR YEAR LOSS RATIO
SOURCE: A.M. Best's Aggregates and Averages

P&C Industry ASI

The combined ratio for the year was 99.4%, a reduction from 106% in 2008, as a result of improvement in both the loss and expense ratios. The loss and expense ratios for 2009 were 57.9% and 41.5%, respectively, as compared to 63.1% and 42.9% for 2008.

2010 Outlook

Based on current industry information, we believe the soft market will continue throughout 2010. We expect that rates will continue to decline, putting further pressure on profitability and return on equity. Despite competitive market conditions, we believe ASI is well positioned to achieve modest growth in our newer product lines, but expect our overall gross premiums written to decline about 5% from the 2009 level.

While our underwriting philosophy has consistently produced loss ratios that compare favorably to the property and casualty industry as a whole, our expense ratio presents the largest challenge we currently face. The high expense ratio is primarily driven by three factors: investments in a leverageable IT platform that will support future growth, investments in new products that carry a higher operating expense ratio because they have not yet reached critical mass, and our reinsurance costs. During 2010, we will continue to evaluate ways to grow our business in a manner consistent with our underwriting philosophy and business strategy which is key to producing a solid return on equity for our shareholders in a highly competitive insurance market.

Longer term, our strategy is to leverage the diverse specialty product platform and the IT infrastructure that we have built, allowing us to achieve significant growth when market conditions improve. This growth should provide scale and lower the Company's expense ratio, improving profitability and return on equity. Based on our year-end performance, we anticipate that A.M. Best will increase our financial rating from an "A" VIII to an "A" IX in 2010, enabling us to serve a larger segment of the specialty insurance market.

In closing, we had one additional achievement that I am happy to highlight. In 2009, we surpassed $200,000 in donations to worthy charitable causes through our Company-wide philanthropic program. Since the onset of this program in 2004, our employees, investors, producers and business partners have generously raised funds for those in need. This demonstrates the character of the people we endeavor to employ and is an integral part of our culture at ASI.

To all employees and business partners, thank you for another year of service and support, leading to our continued success.

Sincerely,



Stephen R. Crim
President and Chief Executive Officer



LEFT TO RIGHT:
Stephen R. Crim, *President & CEO*
Guy Cloutier, *Senior Vice President*
Joseph D. Scollo, Jr., *Executive Vice President & COO*
Mark W. Haushill, *Treasurer & CFO*
Randolph L. Hutto, *Secretary & General Counsel*

INSURANCE OPERATIONS OVERVIEW

In 2006, ASI recognized the need to diversify from three core product lines into a broader mix of specialty insurance products to mitigate the potential impact of a market downturn in one or more of the divisions. Accordingly, the company began an initiative to expand into other areas of the specialty market through both product and geographic diversification and acquiring teams of underwriters with a track record of success. Three years later, we continue to execute that plan while focusing on maintaining underwriting discipline in the face of a soft insurance market.

In 2009, we also advanced our strategy to create a better balance of short, medium and long tail business by achieving growth in shorter tail products such as property, healthcare and surety. At the end of 2009, nearly 30% of the Company's premium stemmed from shorter tail products, compared to only 1% four years ago.

Despite growth in many of our newer lines of specialty business, gross premiums written for the year totaled $254 million, down 2.6% from $260 million in 2008. Net premiums written decreased 8.4% to $165 million and net premiums earned decreased 3.4% to $169 million. These decreases were primarily due to highly competitive market conditions and our decision to continue to put underwriting profitability ahead of premium growth.

Our U.S. Operations, which consists of our Excess and Surplus Lines and Alternative Risk Transfer Divisions, saw an increase in gross premiums written of 6% over the course of 2009, primarily driven by premium production in our newer lines of business and a large premium transaction with a smaller insurance carrier in which we acted as the policy issuing carrier for a fee. Our Bermuda Operations, which consists of our Assumed Reinsurance Division, saw a decrease in assumed premiums of 37% in 2009.

Looking ahead to 2010, we will continue to explore ways to expand our specialty product portfolio through the acquisition of underwriting teams, MGAs and specialty insurance companies. With respect to our existing products, we will focus on building critical mass within our newer product lines. We feel the product platform we have built will allow us to experience more significant growth when market conditions improve.

Excess & Surplus Lines

ASI's Excess & Surplus Lines Division consists of our environmental, casualty risk (which includes our construction, products liability and excess liability products), surety, healthcare and commercial property product lines.

Gross premiums written in this line declined by 9% in 2009 to $117 million from $128 million in 2008 due to the overall competitive nature of the current market and our focus on profitability over top line growth. In 2009, we continued to focus on growing our newer products and focusing on acquiring specialty books of business, teams of underwriters and smaller insurance companies. Premium production in these newer lines — excess, products liability, healthcare and property — contributed $37 million in gross premiums written in 2009, as compared to $34 million in 2008.

As mentioned in the President's Letter, we acquired Victore Insurance Company in mid-2009. The new underwriting team is Oklahoma-based, focusing on contract bonds, oil and gas bonding and license and permit bonds in the Midwest, allowing ASI to further geographically diversify its book of specialty business. Our surety, commercial property and healthcare divisions finished the year posting double-digit increases in gross premiums written. Despite a 12% decline in gross premiums written, we improved the profitability of our environmental line by deemphasizing certain middle market and geographic sectors of the market. We continued to shrink premium writings in our construction line due to very competitive pricing coupled with a weak real estate market.

Alternative Risk Transfer

ASI's ART Division includes the specialty program and fully funded product lines. The focus of these lines is on risks that require specialized terms and conditions based on the unique aspects of the class of business and allows insureds and program managers to create individualized insurance programs to support their business needs. Within this division, ASI offers self-funded, fronting and captive solutions and earns fee income for the use of ASI's paper by the entities for which we enter into some of these ART arrangements.

Gross premiums written in the ART Division increased 30% to $103 million in 2009 from $79 million in 2008. The premium growth in 2009 was primarily due to the expansion of a program where ASI earned fee income in exchange for acting as a policy-issuing carrier on behalf of a smaller insurance carrier. ASI assumes no underwriting risk on this program and the reserves are fully collateralized. Due to the acquisition of this carrier by a larger insurance entity, this program will not renew in 2010. Also contributing to the growth in this line was the launch of 10 new programs in 2009 and an increase in fee income from fully funded policies generated through our healthcare product line. We expanded our property writings in this line in 2009 with a new dealer open lot program and two package programs focusing on habitational accounts. This will assist in balancing our overall business mix away from longer tail lines of business.

Fee income opportunities will continue to be a key focus for 2010. This business represents a good return on investment for the company, as no capital is consumed by the writing of this product.

Due to the expected loss of the large fronted program in 2010, we anticipate premium writings in this division will decline by approximately 20 to 25% in 2010.

Assumed Reinsurance

Launched in 2007, our assumed reinsurance capabilities consist of both traditional reinsurance and structured reinsurance primarily focused on casualty reinsurance for risk retention groups, captives and small specialty insurance companies. This product line is offered through our Bermuda-based reinsurance subsidiary, American Safety Reinsurance, Ltd (ASRE). ASRE's reinsurance underwriters focus on specialty casualty lines of business, such as professional, general and auto liability, and will also opportunistically write property catastrophe retrocessional reinsurance when market conditions permit.

In 2009, our reinsurance division generated $33 million in gross written premium, a decline of 37% over 2008. The decline was due to the shift of business from quota share treaties to excess of loss treaties, which improved the underwriting profitability by lowering acquisition costs. As a result of this shift, acquisition costs for 2009 were approximately three percentage points lower than acquisition costs in 2008.

Given the completion of the shift of business to excess of loss from quota share in 2009, we expect to achieve growth in the range of 20 to 25% in 2010 in this division by continuing to focus on small specialty insurers, risk retention groups and captives.


36%
22%
2005
40%
1%
1%


24%
18%
2009
10%
2%
6%
17%
3%
6%
13%

CHANGE IN MIX OF BUSINESS *(percentage of total GWP)*

Specialty Programs · Environmental · Construction · Excess · Products Liability · Healthcare · Specialty Reinsurance · Alternative Risk Transfer · Surety


1%
50%
2005
49%


25%
2009
29%
46%

RISK DIVERSIFICATION

Short Tail (1–3 yrs) · Medium Tail (3–5 yrs) · Long Tail (>5 yrs)


ACHIEVING OUR GOALS IS KEY TO
PRODUCING A SOLID RETURN ON EQUITY
FOR OUR SHAREHOLDERS IN A HIGHLY
COMPETITIVE INSURANCE MARKET.

TOTAL RETURN PERFORMANCE


140
120
100
80
60
40
INDEX VALUE
American Safety Insurance Holdings, Ltd.
SNL Insurance $500M–$1B
Russell 2000
2004
2005
2006
2007
2008
2009

YEAR ENDING DECEMBER 31,

INDEX	2004	2005	2006	2007	2008	2009
American Safety Insurance Holdings, Ltd.	100.00	102.45	113.53	120.26	80.84	88.43
SNL Insurance $500M–$1B	100.00	90.54	99.08	94.80	74.16	78.92
Russell 2000	100.00	104.55	123.76	121.82	80.66	102.58

The performance graph above compares the total shareholder return on the Company's common shares with the Russell 2000 index and a peer group index of $500 million – $1 billion asset-sized insurance companies, assuming an investment of $100 on December 31, 2004. The comparison in the performance graph is based on historical data and is not intended to forecast the future performance of the Company's common shares.

COMPANY STRUCTURE

In the U.S. we insure and place risks through: insurance subsidiaries American Safety Casualty Insurance Company ("American Safety Casualty") and American Safety Indemnity Company ("American Safety Indemnity"); American Safety Risk Retention Group, Inc. ("American Safety RRG"), a non-subsidiary affiliate; American Safety Assurance (Vermont), Inc., a Vermont-sponsored captive that serves as a risk bearing vehicle for program managers and insureds.

We assume third party and intercompany reinsurance premiums through our Bermuda reinsurance subsidiary, American Safety Reinsurance, Ltd. ("American Safety Re"). American Safety Assurance, Ltd. ("American Safety Assurance") is our Bermuda segregated account captive that serves as a risk bearing vehicle for program managers and insureds.

Our subsidiary American Safety Insurance Services, Inc. ("ASI Services") provides underwriting and policy issuance services, and American Safety Claims Services, Inc., provides claims services, to our U.S. member companies. Our subsidiary American Safety Administrative Services ("ASAS") provides accounting, information technology, legal, human resources and marketing services for us and all of our U.S. and Bermuda subsidiaries and affiliates.

On July 1, 2009, ASI purchased Victore Insurance Company, an Oklahoma-domiciled admitted insurance carrier and Agency Bonding Company, a surety brokerage firm.

Board of Directors

David V. Brueggen[1]	*Chairman*
Thomas W. Mueller[2,4]	*Deputy Chairman*
Cody W. Birdwell[3,4]	*Director*
Harris R. Chorney[1]	*Director*
Stephen R. Crim	*Director*
Lawrence I. Geneen[2,4]	*Director*
Steven L. Groot[2,3]	*Director*
Marilyn V. Hirsch[3]	*Director*
Jerome D. Weaver[1]	*Director*

1-Audit Committee
2-Compensation Committee
3-Finance Committee
4-Nominating & Corporate Governance Committee

Officers

Stephen R. Crim	*President & CEO*
Joseph D. Scollo, Jr.	*Executive Vice President & COO*
Mark W. Haushill	*CFO & Treasurer*
Randolph L. Hutto	*General Counsel & Secretary*
Guy Cloutier	*Senior Vice President*

Professional Advisors

Independent Auditors	*BDO Seidman, LLP*
Consulting Actuaries	*Milliman USA*
Legal Counsel	*Appleby*
Principal Representative	*Windcrest Management, Ltd.*
Administrative Services	*Appleby Corporate Services (Bermuda), Ltd.*

SHAREHOLDER INFORMATION

Bermuda Business Offices

The Boyle Building
31 Queen Street
P.O. Box HM2064
Hamilton, Bermuda HM 11
441.296.8560
441.296.8561 Fax

U.S. Subsidiaries' Principal Office

100 Galleria Parkway
Suite 700
Atlanta, Georgia 30339
770.916.1908
770.916.0618 Fax

Stock Information

The common shares of American Safety Insurance Holdings, Ltd. are traded on the New York Stock Exchange (NYSE) under the symbol "ASI".

Registrar and Transfer Agent

Computershare Trust Company, N.A.
250 Royall St.
Canton, MA 02021
800.568.3476

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the Stock Transfer Department at the address above.

Shareholder Information

For information concerning American Safety Insurance Holdings, Ltd. please write:

Mark W. Haushill
Chief Financial Officer
American Safety Insurance Services, Inc.
The Boyle Building
31 Queen Street
P.O. Box HM2064
Hamilton, Bermuda HM 11

Annual Meeting of Shareholders

The 2010 Annual Meeting of Shareholders of American Safety Insurance Holdings, Ltd. will be held on July 26, 2010, at Banff Springs, Alberta, British Columbia.

Rider A

The statements in this report regarding our expectations for the future, including our 2010 outlook, our expansion plans, and our projections with respect to premium declines and growth, are forward-looking statements. Actual results may differ materially from the results suggested by these statements for a number of reasons, including competition from other insurers with respect to both products and pricing, the performance of the general economy, and our ability to successfully execute our strategy. For additional factors, see our Form 10-K for the year ended December 31, 2009, as filed with the SEC.


In 2006, ASI recognized the need to diversify into an array of specialty insurance products to mitigate the potential impact of a market downturn. Three years later, we continue to execute that plan while focusing on maintaining underwriting discipline in the face of a soft insurance market.



AMERICAN SAFETY INSURANCE HOLDINGS, LTD

The Boyle Building | 31 Queen Street | Hamilton, Bermuda HM 11
PHONE: 441-296-8560 | FAX: 441-296-8561 | WEB: www.asih.bm

financial data

2009 form 10-K



ASI

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009 Commission file number 1-14795

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
(Exact name of registrant as specified in its charter)

Bermuda (State of incorporation or organization)	Not applicable (I.R.S. Employer Identification No.)
31 Queen Street 2nd Floor Hamilton, Bermuda (Address of principal executive offices)	HM 11 (Zip Code)

Registrant's telephone number: (441) 296-8560

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ___No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
Yes____No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes X_______ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ___No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large Accelerated Filer ___ Accelerated Filer X

Non-accelerated Filer ____ Smaller reporting company ____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ___ No X

The aggregate market value of registrant's voting common stock held by non-affiliates based upon the closing sales price as reported by the New York Stock Exchange as of June 30, 2009 was $140,217,174.

The number of shares of registrant's common stock outstanding on March 3, 2010 was 10,325,666.

Documents Incorporated by Reference: Part III of this Form 10-K incorporates by reference certain information from Registrant's Proxy Statement for the 2010 Annual General Meeting of the Shareholders (the "2010 Proxy Statement").

[The Remainder of this Page Intentionally Left Blank]

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

Table of Contents

PART I

PART II

PART III

PART IV

In this Report, the terms "we," "our," "us," "Company" and "American Safety Insurance" refer to American Safety Insurance Holdings, Ltd. and, unless the context requires otherwise, includes our subsidiaries and non-subsidiary affiliates.

We maintain a web site at *www.amsafety.bm* that contains additional information regarding the Company. Under the caption "Investor Relations - SEC Filings" on our website, we provide access, free of charge, to our filings with the Securities and Exchange Commission ("SEC"), including Forms 3, 4 and 5 filed by our officers and directors, as soon as reasonably practical after electronically filing such material with the SEC.

Cautionary Statement Regarding Forward-looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the United States securities laws. In some cases, these statements can be identified by the use of forward-looking words such as "may", "should", "could", "anticipate", "estimate", "expect", "plan", "believe", "predict", "potential", and "intend". Forward-looking statements contained in this report include information regarding our expectations with respect to pricing and other market conditions, our growth prospects, the amount of our acquisition costs, the amount of our net losses and loss reserves, the projected amount of our capital expenditures, managing interest rate risks, valuations of potential interest rate shifts and measurements of potential losses in fair market values of our investment portfolio. Forward-looking statements only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions. Actual events or results may differ materially from our expectations. Important factors that could cause actual events or results to be materially different from our expectations include (1) actual claims exceeding our loss reserves, (2) the failure of any of the loss limitation methods we employ, (3) the effects of emerging claims and coverage issues, (4) inability to collect reinsurance recoverables, (5) the loss of one or more key executives, (6) a decline in our ratings with rating agencies, (7) loss of business provided to us by our major brokers, (8) changes in governmental regulations or tax laws, (9) increased competition, (10) general economic conditions, (11) changes in the political environment of certain countries in which we operate or underwrite business, and (12) the other matters set fort under Item 1A, "Risk Factors" included in this report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Business

Business Overview

We are a Bermuda-based specialty insurance and reinsurance holding company with U.S. insurance and offshore reinsurance operations offering solutions for specialty risks. The Company's strategy is to provide insurance and reinsurance solutions for small and medium sized businesses not adequately served by standard insurance markets. Through our domestic operating subsidiaries and affiliates, we market and underwrite a variety of specialty insurance products to small and medium-sized businesses in the United States. Through our Bermuda operating subsidiaries, we offer reinsurance products to U.S. and international small and medium-sized insurance companies. We compete in three specialty segments: excess and surplus lines ("E&S") and alternative risk transfer ("ART") in the U.S. and assumed reinsurance in Bermuda. Our platform allows us to provide flexibility to smaller E&S accounts that is generally available only to larger accounts as we offer a broad spectrum of products from fronting to complete risk transfer. Our platform also facilitates efficient capital management by allowing us to adjust risk retentions to reflect market conditions. We believe that our market and specialty product focus has allowed us to develop underwriting expertise in the markets that we serve. We utilize a solution oriented approach to underwriting while maintaining underwriting discipline, focusing on underwriting profitability. We believe that our underwriting expertise, flexible platform and customer orientation set us apart from our competitors. Our goal is to offer small and medium-sized businesses a broad base of specialty insurance and reinsurance products for which we can build scale and consistently produce underwriting profits.

Specialty Insurance

In the standard insurance markets, rates and policy forms are regulated and products and coverages are for the most part uniform. Exposures tend to be more predictable than in the specialty markets and, due to the consistency of products offered in the market, insurers largely compete on the basis of price. In contrast, the specialty insurance markets generally deal with harder to place risks. These specialty risks, due to the nature of the particular risk or activities of the insured, often do not lend themselves to the strict, uniform underwriting criteria of standard insurers and require unique underwriting solutions.

As opposed to the standard markets, competition in the specialty markets focuses more on expertise, flexibility and customer service than price, although standard markets expand or contract into and out of this type of business depending on market conditions. Because the specialty markets generally involve higher perceived insurance risks than those characteristic in the standard markets, we utilize our underwriting expertise in an attempt to manage these risks appropriately. Management considers the exercise of underwriting discipline to be more important than market share. Our customers' insurance needs are often highly specialized and our underwriting expertise and flexibility allow for custom tailored terms and product solutions to meet their unique needs.

Markets

E&S

The E&S markets focus on hard to place risks and exposures that are not typically underwritten by the standard markets. For our E&S lines of business, we are able to offer more flexible policy forms and unregulated premium rates, allowing us to underwrite business not adequately served by the standard markets. As we define it, our E&S business includes certain products offered by the specialty admitted market. Carriers writing in the specialty admitted market underwrite complex risks similar to those written by E&S carriers but are licensed by the insurance regulators of the states in which they do business as admitted carriers. Due to the complexity of the risks being underwritten, the lack of available product in the standard markets, or the nature of the specific coverage provided, specialty admitted carriers are generally less restricted by rate and policy form regulations than are standard admitted carriers. We currently write portions of our environmental and specialty program business and all of our surety business, on an admitted basis.

Our subsidiaries, American Safety Indemnity Company ("AS Indemnity") and American Safety Risk Retention Group, Inc ("ASRRG"), provide coverages in the E&S markets. Our subsidiaries, American Safety Casualty Insurance Company ("AS Casualty') and Victore Insurance Company "(Victore"), provide coverages in the admitted portion of the E&S market. In 2009, we wrote a total of $117.0 million in premium in our E&S segment.

Alternative Risk Transfer

The Alternative Risk Transfer, or ART, market provides insurance, reinsurance and risk management products for insureds who want more control over the claims administration process, who want to reduce the cost of insurance or who are unable to find adequate insurance coverage. The ART market includes captive insurance companies and risk retention groups. Captive insurance companies are risk sharing vehicles, formed by one interest or a group of related interests to provide insurance coverage for their business operations. Risk retention groups are insurers owned by their policy holders that are licensed only in the state of their formation but, through the Federal Liability Risk Retention Act, are able to write insurance in all states. These alternative risk transfer arrangements blend risk transfer and risk retention mechanisms and, along with self-insurance, form the ART market.

The ART market has traditionally been correlated to the standard market's underwriting cycle, expanding in hard market periods and retracting in soft market periods. We believe that this correlation has become less meaningful as ART solutions have become more accessible and better managed, evidenced by a sharp increase in the number of captive formations in both domestic and offshore domiciles, such as Vermont and Bermuda, offering regulatory environments conducive to captive formations and operations. This continued growth has contributed to the competitive environment in the ART market. Despite the current soft market, customers in certain industries continue to find that the ART markets provide adequate, affordable coverages meeting their particular needs.

Our participation in the ART market takes two forms: as a fronting carrier and by participating in specialty programs. We serve as a fronting carrier for risks that wish to essentially self-insure for which we receive fee income and we participate in specialty program business in which we outsource the underwriting and program administration to program managers with established underwriting expertise in the particular homogenous risk covered by the program. We receive both premium and fee income from our specialty program business. In 2009, we wrote a total of $103.2 million in premium in our ART segment and recognized $4.2 million in fee income.

Assumed Reinsurance

Reinsurance is an arrangement in which the reinsurer agrees to indemnify an insurance or reinsurance company, known as the ceding company, against all or a portion of the insurance risks underwritten by the ceding company under one or more reinsurance contracts. Reinsurance reduces the ceding company's net liability on individual risks or classes of risks, provides catastrophe protection from large or multiple losses, and provides the ceding company with additional underwriting capacity. Reinsurance serves only to indemnify a ceding company for losses payable by the ceding company to its policyholders and, therefore does not discharge the ceding company from its liability to its policyholders. As a result, reinsurance involves an inherent credit risk to the ceding company.

During soft insurance markets, ceding companies tend to retain more of their risk, resulting in less premium ceded to reinsurers. As this trend continues, the reinsurers generally reduce rates to attract ceding companies. Although there has been increased competition and pricing pressure, we have been able to identify opportunities in attractively priced areas primarily with small specialty insurers, captives, risk retention groups and program managers with a particular focus on the professional liability and healthcare industries. Additionally, we participate in property catastrophe reinsurance to a limited extent. In 2009, we wrote a total of $33.4 million in premium in our assumed reinsurance segment.

Our Products

Our core products are excess and surplus lines, alternative risk transfer and assumed reinsurance:

Excess and Surplus Lines: We provide the following excess and surplus lines products:

Environmental: General liability for various types of environmental risks including smaller market and middle market environmental contractors and consultants and environmental impairment liability. We do not provide coverage for manufacturers or installers of products containing asbestos, but instead insure the contractors that remediate asbestos.

The environmental risks we underwrite are as follows:

- *Environmental Contractor and Consultant Risks:* general liability coverage for environmental contractors and consultants, targeting two distinct markets:
  - Smaller environmental contractors and consultants, generally with annual revenues below $3.0 million.
  - Middle Market – focused on environmental contractors and consultants with annual revenues above $3 million.

Environmental Impairment Liability: coverage for fixed site pollution liability businesses such as manufacturers, real estate and waste facilities.

Construction: primary general liability coverages for various types of residential and commercial construction risks.

The construction risks we underwrite include:

- *Residential Construction*: residential contractors, including primarily graders, framers, concrete workers, drywall installers and general contractors.
- *Commercial Construction:* commercial contractors, including primarily framers (predominantly for apartments), concrete workers and graders.
- *Other:* other excess and surplus lines coverages, including general liability for building owners and equipment dealers.

Products Liability: Products liability coverages to small and middle market manufacturers and distributors of medium hazard products, excluding certain high severity classes of risks such as invasive medical products, pharmaceuticals and nutraceuticals.

Excess: Excess and umbrella liability coverages primarily in the construction and products liability areas, both over other carriers' and our own primary policies.

Property: Property coverage focused on fire exposed premises and liability risks, primarily within areas of the eastern U.S. that do not have a high exposure to catastrophes.

Surety: Contract performance and payment bonds to environmental contractors and construction contractors in 47 states and the District of Columbia.

Healthcare: Insurance and risk management solutions for the long-term care industry.

Alternative Risk Transfer: We provide the following alternative risk transfer products:

Specialty Programs. Working with third party program managers, reinsurance intermediaries and reinsurers, we target small and medium-sized businesses with homogenous groups of specialty risks where the principal insurance coverages include either casualty, (general, professional or pollution liability) and property. Our specialty programs consist primarily of casualty insurance coverages for construction contractors, pest control operators, small auto dealers, real estate brokers, restaurant and tavern owners and bail bondsmen. During 2009, we added 7 new programs for a total of 20 active programs at December 31, 2009.

Fully funded. Fully funded policies allow us to meet the needs of insureds that, due to the nature of their businesses, pay high insurance premiums or are unable to find adequate insurance coverage. Typically, our insureds are required to maintain insurance coverage to operate their business and the fully funded product allows these insureds to provide evidence of insurance, yet at the same time maintain more control over insurance costs and handling of claims. The fully funded product allows these businesses to self insure their insurance risks while still providing evidence of insurance through a self-insurance vehicle, such as our segregated account captive, American Safety Assurance, or our sponsored captive, ASA(VT), or through another captive vehicle established by the insured. We do not assume underwriting risk on these policies, but instead earn a fee for providing the policies. Policy limits are set based on the requirements of the insured, and the insured collateralizes the entire aggregate limit through cash, trust accounts or irrevocable letters of credit, or a combination thereof. The aggregate policy limit caps the total damages payable under the policy, including all defense costs. We write fully funded general and professional liability policies for businesses operating primarily in the healthcare and construction industries.

Assumed Reinsurance.

Our subsidiary, American Safety Reinsurance, focuses on casualty reinsurance for risk retention groups, captives and small specialty insurance companies. Business written includes medical malpractice, professional liability for accountants and lawyers, commercial auto liability, general liability across multiple sectors, and small participations in property catastrophe treaties.

Runoff Lines.

When certain business lines do not meet our profit or production expectations, we take corrective actions, which may include exiting those business lines. When we exit a business line, we no longer renew or write any new policies in that business line, although we do continue to service existing policies until they expire and administer any claims associated with those policies. The business lines we have exited since 2002 are:

- *Workers' Compensation.* In 1994 we began writing workers' compensation insurance for environmental contractors. During 2003, we placed this business line into runoff due to unfavorable loss experience as well as the high expenses associated with servicing this business line. The claims associated with this business line are being administered by a third party. At December 31, 2009, we were carrying net loss reserves of $7.4 million related to this business line.

- *Excess Liability Insurance for Municipalities.* We began writing excess liability insurance for municipalities in 2000. During 2003, we placed this business line into runoff due to a lack of premium production and difficulty in obtaining affordable reinsurance coverage. At December 31, 2009, we were carrying net loss reserves of $4.6 million related to this business line.

Competition

We compete with a number of domestic and international insurance and reinsurance companies, Lloyd's syndicates, alternative risk transfer mechanisms, risk retention groups, insurance purchasing groups and captive insurers. Our markets are highly competitive with respect to a number of factors, including overall financial strength, pricing, breadth of coverage, product flexibility, ratings of companies by independent rating agencies, quality of service, reputation and commission rates paid. We believe competition in the sectors of the market we target is fragmented and not dominated by one or more competitors. We frequently encounter competition from other companies that insure or reinsure risks in business lines that encompass the specialty markets in which we operate, as well as from standard insurance carriers as they try to gain market share. The companies with which we compete vary by the industries we target and the types of coverage we offer. Our E&S business competes with companies such as Mt. Hawley Insurance Company, Navigators Group, Meadowbrook Insurance Group and Markel Corporation. In our ART business, we compete against companies such as DeLos Insurance Group, RLI Corp. and Philadelphia Insurance Company. Our reinsurance competitors range from Bermuda reinsurers such as Max Re to smaller reinsurers such as Wind River Reinsurance Company as well as Lloyds of London.

There are no significant barriers to entry in the areas of the property and casualty industry in which we compete. The degree of competition at any given time is governed by a variety of factors, including market conditions and capital capacity. We believe that the industry is currently in a "soft market" period, characterized by broader coverage terms, lower premiums and excess capital. As a result, we are in a period of intensifying competition as companies attempt to utilize their capital by aggressively seeking market share, often writing policies at less than adequate pricing levels. In addition, standard insurers may aggressively write specialty coverages that they would not write in more favorable markets and carriers that normally are focused on larger risks may begin to market to the medium and small risks that are the focus of our business. We are committed to maintaining underwriting discipline and as a result, when we believe that pricing will not support our goal of underwriting profitability, we choose not to write the business and gross written premium may decline.

We are focused on market segments in which we believe we have significant underwriting expertise, seeking to earn consistent margins. Underwriting profit is a key component of our overall strategy and, in the current market conditions, underwriting discipline is critical. We believe that our underwriting expertise, our "A" (Excellent) rating from A.M. Best, the flexibility offered by our corporate structure, our focus on small to medium-sized risks in underserved markets and our producer relationships offer us competitive advantages in the E&S, ART and Assumed Reinsurance business.

Additionally, we differentiate ourselves from our program competitors primarily in two ways. First, we typically require the underwriters of the business and the program managers to share in the risk and profits of the business they produce by assuming a portion of the premiums and the losses on the coverage being offered, which are secured by collateral. Our Bermuda segregated account captive, American Safety Assurance, or our Vermont sponsored captive, ASA(VT), can be utilized to facilitate the risk sharing position of the program manager by providing a vehicle for the program manager to collateralize its portion of the risk. The requirement to share a portion of the risk encourages the program manager to focus on underwriting profitability rather than solely on the production of commission income through premium volume. Second, we choose to focus on smaller programs where there are fewer competitors, thereby allowing us to obtain terms and conditions more favorable to us. We earn fee income in addition to premium on the specialty program business that we write.

Rating

On November 25, 2009, A.M. Best, the most widely recognized insurance and reinsurance company rating agency, affirmed its rating of "A" (Excellent) with a stable outlook on a group basis of American Safety Insurance, including our Bermuda reinsurance subsidiary, our two U.S. insurance subsidiaries, and our U.S. non-subsidiary risk retention group affiliate. An "A" (Excellent) rating is the third highest of fifteen ratings assigned by A.M. Best and is granted to companies that have, in the opinion of A.M. Best, an excellent ability to meet their ongoing obligations to policyholders.

Some policyholders are required to obtain insurance coverage from insurance companies that have an "A-" (Excellent) or higher rating from A.M. Best. Additionally, many producers are prohibited from placing insurance or reinsurance with companies that are rated below "A-" (Excellent) by A.M. Best. A.M. Best's ratings represent an independent opinion of a company's ability to meet its obligations to policyholders and are of concern primarily to policyholders and producers. Its rating and outlook should not be considered an investment recommendation.

We have also been assigned a financial size category of Class VIII by A.M. Best. A financial size category of Class VIII is assigned by A.M. Best to companies with adjusted policyholder surplus of $100 million to $250 million, which, on a statutory basis of accounting, is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. As of December 31, 2009 our capitalization supports an increase in our financial size category from Class VIII to IX.

Distribution

The specific distribution channels we use vary by business line. We market our excess and surplus products primarily through approximately 250 independent agents and brokers, which we refer to as "wholesale producers" in all 50 states and the District of Columbia. Our ART specialty program products are distributed either through direct solicitation of program managers with established underwriting expertise in a specialty program area or by dedicated business development professionals employed by ASI Services, Inc. In addition, reinsurance intermediaries and brokers serve as a distribution source of program business. Our fully funded products are marketed primarily through retail brokers, particularly those with a sophisticated understanding of the ART market. Our assumed reinsurance subsidiary works through established reinsurance brokers in Bermuda, the United States and the United Kingdom. As of December 31, 2009, the Company has no individual producers that generate greater than 10% of gross premiums written.

Technology

We utilize two primary information processing systems that are an integral part of our operations. We seek to improve the efficiency of our operations by integrating data throughout the organization and by moving data entry functions closer to the source of the information by providing the producers of our environmental line access to our systems via the Internet. ProStar is an online electronic submission, rating and quoting system used to process new and renewal business submissions for smaller businesses with environmental risks. We also have integrated software packages that address underwriting, premium accounting, claims and forms processing functions and are a secure and consolidated collection of primary data that feeds a data warehouse for management reporting and analysis. Our information technology department consists of twenty-six full-time employees and is supported by third-party vendors who provide support for our existing technology platform. We currently are engaged in a technology upgrade of our front end systems all with the goal of improving business agility, insights and service quality. Ultimately, we believe these investments in technology, and the resulting increases in efficiency, will enable us to quickly introduce or modify products, better serve customers and distributors, and provide source data for business intelligence and analytics.

Underwriting

Excess and Surplus Lines

Our underwriting staff handles the insurance underwriting functions for all excess and surplus lines products, with specific underwriting authority related to the experience and knowledge level of each underwriter. Risks that are perceived to be more difficult and complex are underwritten by experienced staff and reviewed by management. The principal factors we use for underwriting these risks include the professional experience of the insured, its operating history, its loss history and, in the case of renewals, its demonstrated commitment to effective loss control and risk management practices.

Most of our senior underwriters have approximately twenty years of underwriting experience and in excess of ten years of underwriting experience in the specialty areas we target. We differentiate ourselves from other companies by individually underwriting and pricing each risk, as opposed to the general classification pricing practices which are often performed by larger insurance companies. We seek to instill a culture of underwriting profitability over premium volume and our underwriters' incentive compensation is based on underwriting profits rather than premium growth. We also enforce an internal quality control standard through periodic audits of underwriter files.

The use of customized policy forms and contract wording is an important part of our underwriting and risk control process. This helps us limit our exposure on many of the specialty risks we insure and adequately respond to evolving claims trends in our core product lines. Policy terms and conditions are crafted in cooperation with legal counsel to limit or restrict coverage for certain high exposure risks. Standard, or admitted, carriers do not have the same flexibility to control policy language because they are more heavily regulated by the individual states in which they operate, and are generally required to use standard, broader insurance forms previously approved by state regulators.

Alternative Risk Transfer

In our specialty programs, we outsource the underwriting and program administration duties to program managers with established underwriting expertise in the particular specialty program area. Prior to entering into a program, we perform detailed reviews of underwriting, policy pricing practices, claims handling, management expertise, information systems and distribution networks. Based on the results of these reviews, specific underwriting guidelines are developed for each program and must be adhered to by program managers. We also perform an actuarial analysis on each program in an effort to ensure that the business projections meet our profitability requirements, as well as to determine the appropriate level of risk participation by us and the program manager. After a program is implemented, we utilize our internal underwriting, claims, and audit personnel to conduct audits of each program's underwriting, actuarial, claim handling and insurance processing functions to ensure adherence to established underwriting guidelines and to update our assessment of the long-term profit potential of the program.

Assumed Reinsurance

American Safety Reinsurance has a professional staff in Bermuda that includes experienced actuaries and underwriters who selectively develop third party assumed reinsurance business. The Bermuda staff conducts a review of each reinsurance opportunity to determine if it meets the Company's underwriting and profitability standards. The review includes an assessment of the underwriting experience of the ceding company, risk management controls in place, the nature of the business to be ceded and an actuarial analysis. Coverage terms are proposed on opportunities that meet our underwriting standards and are crafted in a manner that we believe will generate an adequate return. The Bermuda staff also utilizes third parties to perform underwriting and claims audits as deemed necessary to further assess the underwriting and claims practices of the ceding company.

Claims Management

Excess and Surplus Lines

The specialty risks that we underwrite are complex and the claims reported by our insureds often involve coverage issues, or may result in litigation that requires handling by a claims professional with specialized knowledge and claims management expertise. Accordingly, we employ experienced claims professionals with broad backgrounds, many with more than twenty years of experience in resolving the types of claims that typically arise from the specialty risks we underwrite. We believe our claims management approach, which focuses on achieving a financial outcome through prompt case evaluation and proactive litigation management practices, combined with our industry expertise, is integral to controlling our losses and loss adjustment expenses. We also utilize the knowledge and expertise that we gain through the claims management process to enhance our underwriting and marketing activities through frequent interaction among the claims, actuarial and underwriting staffs.

We have established claims management best practices, which emphasize the thorough investigation of claims, prompt settlement of valid claims, aggressive defense against claims we believe to be without merit and the establishment of adequate reserves. We have a quality assurance unit that is responsible for establishing and maintaining claims handling best practices and monitoring the uniform and consistent application of these practices. This is accomplished primarily through audits of claims files as well as broader departmental audits, as necessary. The audit process includes an evaluation of all facets of the claims management process including investigation, litigation and reserving. These audits are used to measure departmental and individual performance and to identify areas for improvement.

We have a claims committee, composed of claims adjusting staff, claims management and legal, that meets regularly to discuss high exposure and complex claims, address litigation management strategies, coverage issues and the setting of reserves above established authority levels.

Alternative Risk Transfer

Claims management plays an important role in achieving our profitability goals in our alternative risk transfer segment. We use our internal claims personnel as well as TPAs to handle the majority of the claims arising from policies written in our alternative risk transfer segment. In some cases, the program manager responsible for the development and management of a particular program has established claims management expertise in the business line written under the program and will manage the claims for the program. By utilizing TPAs, we gain immediate access to the required claims handling expertise in the unique business lines we underwrite. Our selected TPAs undergo a pre-qualification process and are regularly audited. We select TPAs with claims personnel experienced in handling claims for the types of risks typical of the specific specialty program or fully funded account.

Our internal claims staff is responsible for both selecting the TPAs as well as ensuring the quality of claims adjudication by the TPAs. Our internal program claims staff pre-qualifies TPAs based on a process that considers, among other characteristics, expertise in a particular business line, reserving philosophy, litigation management philosophy and management controls. Once a TPA is qualified and selected, it is given limited reserve and settlement authority. We approve every claim in excess of a TPA's established settlement authority. Additionally, all coverage issues or disputes are required to be reported to our internal staff. To ensure that the TPAs we employ meet our performance standards, we conduct regular on-site claims audits. Recommendations arising from the claims audits are communicated to the TPA and an agreed upon action plan is implemented where required. Compliance with the action plan is monitored by our staff to ensure acceptable resolution of all recommendations.

Assumed Reinsurance

Reinsurers rely on the ceding company to manage claims and the appropriate losses are ceded to the reinsurer in accordance with the coverage terms. We monitor ceded losses to ensure that they are ceded properly under the reinsurance agreement and, when appropriate, utilize outside services if there are coverage disputes or if losses are not consistent with the terms of the agreement. Claim audits are performed by third parties on an as-needed basis.

Loss Control

We believe that loss control can provide value to our underwriters as part of their risk selection process, and to our insureds in the improvement of their risk management practices. Our loss control services assist insureds and our underwriters with regulatory compliance monitoring, the identification and analysis of risk exposures and the selection and implementation of effective risk management practices. Loss control services are utilized by our environmental and construction underwriting units as part of their account evaluation and maintenance process. Loss control reports are generated on selected individual accounts and reviewed by underwriters as part of their underwriting evaluation. Our loss control services for individual accounts include an initial assessment of regulatory policies and procedures, risk management practices and targeted physical inspections performed by outside professional loss control services companies.

Our inspection process includes an office interview with the insured's management to assess the written policies and procedures as well as the overall corporate approach toward risk management processes. In our environmental business line, we have developed specific work standards or "guidelines" to which insureds must adhere. In our construction business line, we review standard contracts utilized for projects as part of our risk management analysis. A jobsite survey is also performed to assess the implementation and adherence to company, state and federal regulations.

Ceded Reinsurance

Reinsurance is a contractual arrangement under which one insurer (the ceding company) transfers to another insurer (the reinsurer) all or a portion of the liabilities that the ceding company has assumed under an insurance policy it has issued. A ceding company may purchase reinsurance for any number of reasons, including obtaining greater underwriting capacity than its own capital resources would otherwise support through the transfer of a portion of its liabilities, to stabilize its underwriting results, to protect against catastrophic loss and to enter or withdraw from a business line. Reinsurance can be written on either a quota share basis (where premiums and losses are shared proportionally) or excess of loss basis (where losses are covered if they exceed a certain amount), under a treaty (involving more than one policy) or facultative (involving only one policy) reinsurance agreement.

We renewed our casualty reinsurance agreement effective October 1, 2009, expiring September 30, 2010. This agreement covers American Safety Indemnity and American Safety Casualty, our U.S. insurance subsidiaries, and American Safety RRG, our non-subsidiary affiliate. The reinsurers party to the agreement are: AXIS; Lloyds Syndicate #435 (Faraday); Lloyd's Syndicate #4472 (Liberty Mutual); Max Re; Maiden Insurance Company; Munich Reinsurance America, Inc.; Partner Reinsurance Company; QBE Reinsurance Corporation, and Swiss Re Corporation, with varying participations depending on the reinsurer and the area of coverage. Some portions of the reinsurance are loss sensitive, with annual adjustments until all claims develop.

The agreement provides four areas of coverage, summarized as follows:

> *General Liability and Programs* - $500,000 excess of a $500,000 net retention, with varying portions of the risk ceded to the reinsurers and covering construction and non-construction, programs, and the casualty portion of package business lines.
>
> *Casualty Lines* - $4.0 million excess of $1.0 million atop the casualty lines contracts above, with 80% of the risk ceded to the reinsurers and covering construction, non-construction, environmental, specialty programs and casualty portion of package business lines.

Casualty Lines - $6.0 million excess of $5.0 million atop the two casualty lines contracts above, with 100% of the risk ceded to the reinsurers and covering the construction, non-construction, environmental, specialty programs, casualty portion of package business lines and limits in excess of $5.0 million written in the umbrella and excess lines.

Umbrella - $5.0 million quota share placed on a cessions basis for umbrella and excess business with varying portions of the risk ceded to the reinsurers.

We also purchased property excess of loss reinsurance effective April 1, 2009, expiring March 31, 2010. For core property and property specialty program business lines, the agreement covers $1.5 million excess of $500,000 and $3.0 million excess of $2.0 million, both with 100% of the risk ceded to the reinsurers. The reinsurers party to this agreement are: AXIS; Hannover Re; Montpellier Syndicate; Odyssey America Re; Paris Re and QBE Reinsurance Corporation. For core property coverage above $5.0 million, the Group has purchased a semi-automatic facultative facility with Gen Re.

In addition, we purchased a surety treaty effective May 1, 2009, expiring April 30, 2010. The surety agreement covers $1 million excess of $1 million, $2 million excess of $2 million, and $3.5 million excess of $4 million, all with 90% of the risk ceded to the reinsurers. The surety agreement provides coverage for both core surety and surety specialty program business lines. The reinsurers party to the surety agreement are Markel Insurance Company and Partner Reinsurance Company.

Prior to October 1, 2009, our reinsurance provided areas of coverage, summarized as follows:

Casualty Lines – $4.5 million excess of $500,000, with 92.5% of the risk ceded to reinsurers and covering casualty lines including construction, products liability, specialty programs and the casualty portion of property package business. The environmental coverage is $4.5 million in excess of $500,000, with 62.5% of the risk ceded to the reinsurers. The treaty also provided excess coverages of $6.0 million excess of $5.0 million atop the environmental lines layer with 100% of the risk ceded to the reinsurers.

Umbrella and Excess - $5 million quota share placed on a cessions basis for umbrella and excess business with 87.75% of the risk ceded to reinsurers on policies written over primary general liability policies and 78% of the risk ceded on policies written over other insurers' policies.

The Company also had coverage for claims associated with bad faith allegations, improper claims handling and multiple insureds being involved in the same occurrence. This reinsurance provided limits of $5.0 million per occurrence, subject to an aggregate limit of $15 million.

Prior to May 1, 2009, the Company was party to a consolidated surety reinsurance treaty providing $7.5 million of limits with $1 million per loss retention by the Company. Coverage extended to all of the Company's surety operations.

For the year ended December 31, 2009, we ceded $88.8 million of premium (35.0% of gross premiums written) to unaffiliated third party reinsurers, as compared to $80.5 million of premium (30.9% of gross premiums written) in 2008. Ceded reinsurance premiums from the specialty programs business line were 72.2% of the 2009 amount and 44.0% of the 2008 amount. During 2009 and 2008, we fronted business for one company that accounted for $43.4 million and $14.1 million, respectively, of gross written and ceded written premiums.

Our Reinsurers

While reinsurance obligates the reinsurer to reimburse us for a portion of our losses, it does not relieve us of our primary liability to our insureds. If our reinsurers are either unwilling or unable to pay some or all of the claims made by us on a timely basis, we may bear the financial exposure. We have written reinsurance security procedures that establish financial requirements for reinsurance companies that must be met prior to reinsuring any of the business we write. Among these requirements is a stipulation that reinsurance companies must have an A.M. Best rating of at least "A-" (Excellent) and a financial size category of Class VIII or greater at the time of writing any reinsurance, unless sufficient collateral has been provided at the time we enter into our reinsurance agreement. The A.M. Best ratings of reinsurers are subject to change in the future, and may cause one or more of our reinsurers to be below our stated requirements. A financial size category of Class VIII is assigned by A.M. Best to companies with adjusted policyholder surplus of $100 million to $250 million, which, on a statutory basis of accounting, is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. We have also established an internal reinsurance security committee, consisting of members of senior management, which meets to discuss and monitor our reinsurance coverage and the financial security of our reinsurers.

To protect against our reinsurers' inability to satisfy their contractual obligations to us, our reinsurance contracts generally stipulate a collateral requirement for reinsurance companies that do not meet the financial strength and size requirements described above. These collateral requirements can be met through the issuance of irrevocable letters of credit, the establishment and funding of escrow accounts for our benefit or cash advances paid into a trust account. Collateral may also include our retention of amounts that we owe reinsurers for premium in the ordinary course of business. The following table is a listing of our largest reinsurers ranked by reinsurance recoverables and includes the collateral posted by these reinsurance companies as of December 31, 2009:

Reinsurers	A.M. Best Rating (1)	Total Recoverables(2) at December 31, 2009	Collateral at December 31, 2009	Net Exposure at December 31, 2009
CastlePoint National Insurance (fka SUA Ins. Co.)	A-	$ 44,232	(3)$ 44,232	$ -
Partner Reinsurance Co. of US	A+	22,164	-	22,164
QBE Reinsurance Corporation	A	17,259	-	17,259
Swiss Reinsurance America Corp	A	14,662	-	14,662
Berkley Insurance Company	A+	13,497	-	13,497
MAX Re, Ltd.	A-	11,644	10,057	1,587
White Mountains Reins Company	A-	11,091	-	11,091
American Constantine Insurance Company	NR	8,488	4,061	4,427
Munich Reinsurance America, Inc.	A+	7,541	-	7,541
AXIS Reinsurance Company	A	7,255	-	7,255
Other, net		88,347	56,522	31,825
Total reinsurance recoverables		246,180	114,872	131,308
Less valuation allowance		(3,800)	-	(3,800)
Net reinsurance recoverables		$242,380	$ 114,872	$127,508

(1) The A.M. Best rating is as of March 1, 2010.

(2) Total recoverables includes ceded recoverable amounts for paid loss and expenses, case and expense reserves, incurred but not reported reserves and ceded unearned premium.

(3) The Company has additional collateral of $10.1 million relative to this program, which is 100% fronted, but for illustrative purposes, presents it as fully collateralized.

For more information on the financial exposure we bear with respect to our reinsurers, see “Risk Factors.”

Selected Operating Information

Gross Premiums Written

The following table sets forth our gross premiums written and percentage of total gross premiums by business line for the years ended December 31, 2009, 2008, and 2007 (dollars in thousands):

	Years Ended December 31,					
	2009		2008		2007	
E & S	$116,968	46.1%	$128,103	49.2%	$129,031	59.1%
Alternative Risk	103,155	40.7	79,249	30.4	68,097	31.2
Assumed Re	33,397	13.2	53,032	20.4	21,242	9.7
Runoff	(1)	-	-	-	-	-
Total	$253,519	100.0%	$260,384	100.0%	$218,370	100.0%

Net Premiums Written

The following table sets forth our net premiums written and the percentage of total net premiums by business line for the years ended December 31, 2009, 2008, and 2007 (dollars in thousands):

	Years Ended December 31,					
	2009		2008		2007	
E & S	$89,517	54.3%	$89,846	50.0%	$94,499	62.9%
Alternative Risk	39,036	23.7	43,849	24.4	34,260	22.9
Assumed Re	36,247	22.0	45,913	25.5	21,242	14.2
Runoff	(91)	-	257	0.1	-	-
Total	$164,709	100.0%	$179,865	100.0%	$150,001	100.0%

Combined Ratio

The combined ratio is a standard measure of a property and casualty company's performance in managing its losses and expenses. Underwriting results are considered profitable when the combined ratio is less than 100%. On a GAAP basis, the combined ratio is determined by adding losses and loss adjustment expenses, acquisition expenses and other underwriting expenses, less amounts recorded as fee income, and dividing the sum of those numbers by net premiums earned. Our GAAP combined ratio was 99.4% in 2009, 106.0% in 2008, and 97.4% in 2007. See "Management's Discussion and Analysis" for further explanation of the decrease in the combined ratio.

The combined ratio of an insurance or reinsurance company measures only the underwriting results and not necessarily the profitability of the overall company. Our reported combined ratio may fluctuate from time to time depending on our mix of business and may not reflect the overall profitability of the Company.

Losses and Loss Adjustment Expense Reserves

We are required to maintain reserves to cover the unpaid portion of our ultimate liability for losses and loss adjustment expenses with respect to (i) reported claims and (ii) incurred but not reported (IBNR) claims. A full actuarial analysis is performed to estimate our unpaid losses and loss adjustment expenses under the terms of our contracts and agreements. In evaluating whether the reserves are adequate for unpaid losses and loss adjustment expenses, it is necessary to project future losses and loss adjustment expense payments. It is probable that the actual future losses and loss adjustment expenses will not develop exactly as projected and may vary significantly from the projections. See "Risk Factors" for a further explanation of this risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding our historical losses and loss adjustment expenses.

With respect to reported claims, reserves are established on a case-by-case basis. The reserve amounts on each reported claim are determined by taking into account the circumstances surrounding each claim and policy provisions relating to the type of loss. Loss reserves are reviewed on a regular basis, and as new information becomes available, appropriate adjustments are made to reserves.

In establishing reserves, we employ several methods in determining our ultimate losses: (i) the expected loss ratio method; (ii) the loss development method based on paid and reported losses; and (iii) the Bornhuetter-Ferguson method based on expected loss ratios, paid losses and reported losses. The expected loss ratio method incorporates industry expected losses which are adjusted for our historical loss experience. The loss development method relies on industry payment and reporting patterns to develop our estimated losses. The Bornhuetter-Ferguson method is a combination of the other two methods, using expected loss ratios to produce expected losses, then applying loss payment and reporting patterns to our expected losses to produce our expected IBNR losses. The establishment of appropriate loss reserves is an inherently uncertain process and there can be no assurances our ultimate liabilities will not vary materially from our reserves.

All of the methods used, as described above, are generally accepted actuarial methods and rely in part on loss reporting and payment patterns while considering the long term nature of some of the coverages and inherent variability in projected results from year-to-year. The patterns used are generally based on industry data with supplemental consideration given to our experience as deemed warranted. Industry data is also relied upon as part of the actuarial analysis, and is used to provide the basis for reserve analysis on newer business lines. Provisions for inflation are implicitly considered in the reserving process. Our reserves are carried at the total estimate for ultimate expected losses and loss adjustment expenses, without any discount to reflect the time value of money. Reserve calculations are reviewed regularly by management and periodically by regulators. Our in-house actuarial department reviews the reserve adequacy of our major lines on a quarterly basis and conducts a full review on an annual basis. In addition, an independent third party actuarial firm annually performs a full actuarial analysis, assessing the adequacy of statutory reserves established by management. A statutory actuarial opinion is filed by management in states in which our insurance and reinsurance subsidiaries and our non-subsidiary risk retention group affiliate are licensed. Statutory reserves are reserves established to provide for future obligations with respect to all insurance policies as determined in accordance with statutory accounting principles ("SAP"), the rules and procedures prescribed or permitted by state insurance regulatory authorities for recording transactions and preparing financial statements. Based upon the practices and procedures employed by us described above, management believes that our reserves are adequate.

As of December 31, 2009 our net reserves totaled $420.4 million. Approximately $291.7 million, or 69.6%, of our net reserves, related to our E & S lines segment, $63.2 million, or 15.0%, of our net reserves were attributable to our ART segment, $53.2 million or 12.6% of our net reserves were related to our assumed reinsurance segment and the balance of our net reserves, $12.3 million, or 2.9%, was related to our runoff segment.

The net carried reserves at December 31, 2009, 2008 and 2007 were as follows (dollars in thousands):

	Years ended December 31,		
	2009	**2008**	**2007**
E & S	$291,741	287,207	265,839
Alternative Risk Transfer:	63,175	51,163	41,719
Assumed Reinsurance	53,183	40,913	6,453
Runoff	12,265	14,026	15,287
TOTAL	$420,364	$393,309	$329,298

The following table provides a reconciliation of beginning and ending losses and loss adjustment expenses reserve liability balances on a GAAP basis for the years indicated:

	Years Ended December 31,		
	2009	2008	2007
	(dollars in thousands)		
Gross reserves, beginning of year	$586,647	$504,779	$439,670
Ceded reserves, beginning of year	193,338	175,481	161,146
Net reserves, beginning of year	393,309	329,298	278,524
Incurred related to:			
Current accident year	102,163	104,752	88,973
Prior accident years	(4,517)	5,394	2,212
Total incurred	97,646	110,146	91,185
Claim payments related to:			
Current accident year[1]	5,980	1,011	4,008
Prior accident years	64,611	45,124	36,403
Total claim payments	70,591	46,135	40,411
Net reserves, end of year	420,364	393,309	329,298
Ceded reserves, end of year	196,080	193,338	175,481
Gross reserves, end of year	$616,444	$586,647	$504,779

[1] 2008 activity is reduced by $8,377 related to an assumed loss portfolio transfer completed during 2008.

The net prior year reserve development for 2009, 2008 and 2007 occurred in the following business lines:

	Years Ended December 31,		
	2009	2008	2007
(Favorable) Adverse	(dollars in thousands)		
E & S			
Environmental	$ 1,455	$ 5,202	$ 4,066
Construction	(14,065)	-	(728)
Surety	-	-	(267)
	(12,610)	5,202	3,071
Alternative Risk Transfer	1,554	(1,913)	(115)
Assumed Reinsurance	5,679	-	-
Runoff	860	2,105	(744)
Total	$(4,517)	$ 5,394	$2,212

Favorable development recognized in 2009 with respect to prior accident years was primarily in the E&S segment. Construction general liability business, excluding construction defect, for accident years 2006 and prior, recognized favorable development of $14.1 million, which was offset by adverse development in the ART and Reinsurance segments. The development within the ART segment was primarily attributable to a discontinued program. The development for the Assumed Reinsurance segment was primarily attributable to one D&O contract written in 2007 that we terminated in 2008.

The 2008 prior year adverse reserve development primarily relates to environmental contractors business written in New York between 2002 and 2006. The adverse development in the runoff line relates to increased estimates of workers' compensation claims related to site cleanup activities following the 9/11/01 terrorist attack. Also during 2008 we recognized favorable development of $1.9 million within the ART segment primarily attributable to the pest control business.

The 2007 prior year adverse reserve development for the environmental line primarily relates to environmental contractors in New York. This development was partially offset by decreases in construction, surety and runoff business lines reserves.

The following table shows the gross, ceded and net development of the reserves for unpaid losses and loss adjustment expenses from 1999 through 2009 for our primary insurance and reinsurance subsidiaries and our non-subsidiary risk retention group affiliate. The top line of the table shows the liabilities at the balance sheet date for each of the indicated years and reflects the estimated amounts for losses and loss adjustment expenses for claims arising in that year and all prior years that are unpaid at the balance sheet date, including IBNR losses. In the gross and ceded sections of the table, the second line shows the re-estimated amount of previously recorded liabilities based on experience as of the end of each succeeding year. The lower portion of the table in the net section shows the cumulative amounts subsequently paid as of successive years with respect to the liabilities. The estimates change as more information becomes known about the frequency and severity of claims for individual years. A redundancy (deficiency) exists when the re-estimated liabilities at each December 31 is less (greater) than the prior liability estimate. The cumulative redundancy (deficiency) depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

	Years Ended December 31, (1)										
	(dollars in thousands)										
	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Gross reserves	$20,413	$50,509	$137,391	$179,164	$230,104	$321,038	$393,493	$439,673	$504,779	$586,647	$616,444
Re-estimated at 12/31/09	31,731	124,790	262,422	321,541	385,265	426,277	466,118	487,838	529,116	581,917	
Cumulative redundancy (deficiency) on gross reserves	(11,318)	(74,281)	(125,031)	(142,377)	(155,161)	(105,239)	(72,625)	(48,165)	(24,337)	4,730	
Ceded reserves	6,065	27,189	89,657	109,543	115,061	136,998	159,515	161,146	175,481	193,338	196,080
Re-estimated at 12/31/09	15,483	90,320	168,787	182,722	214,247	213,460	222,214	208,709	200,794	193,124	
Cumulative deficiency on ceded reserves	(9,418)	(63,131)	(79,130)	(73,179)	(99,186)	(76,462)	(62,699)	(47,563)	(25,313)	214	
Net reserves for unpaid losses and loss adjustment expenses	14,348	23,320	47,734	69,621	115,043	184,040	233,978	278,527	329,298	393,309	420,364
Net Reserves re-estimated at December 31:											
1 year later	15,498	24,837	49,469	74,857	129,445	186,646	236,576	280,739	334,692	388,792	
2 years later	15,541	26,853	53,912	93,943	144,083	193,597	251,775	288,812	328,322		
3 years later	16,452	29,242	67,072	106,264	148,386	216,849	252,806	279,129			
4 years later	16,510	28,708	75,899	109,016	171,037	219,644	243,904				
5 years later	16,208	30,235	78,072	136,423	175,485	212,818					
6 years later	16,503	32,987	89,762	140,726	171,019						
7 years later	16,442	33,445	93,617	138,820							
8 years later	16,269	33,480	93,635								
9 years later	16,293	34,470									
10 years later	16,248										
Cumulative redundancy (deficiency) on net reserves	(1,900)	(11,150)	(45,901)	(69,199)	(55,976)	(28,778)	(9,926)	(602)	976	4,517	
Cumulative amount of net liability paid through December 31:											
1 year later	5,243	10,514	15,406	17,873	21,939	31,967	41,821	36,406	45,125	64,611	
2 years later	9,616	15,865	28,577	35,642	48,426	70,241	74,163	76,794	88,746		
3 years later	11,060	22,750	38,290	55,094	77,685	96,786	106,874	112,550			
4 years later	13,558	24,131	47,756	72,668	94,761	122,570	134,061				
5 years later	13,646	25,739	56,123	83,599	112,380	144,174					
6 years later	14,173	27,992	60,193	97,479	128,397						
7 years later	14,584	30,081	68,862	110,465							
8 years later	14,321	31,400	75,902								
9 years later	14,564	33,416									
10 years later	15,910										
Net reserves December 31	14,348	23,320	47,734	69,621	115,043	184,040	233,978	278,527	329,298	393,309	420,364
Ceded Reserves	6,065	27,189	89,657	109,543	115,061	136,998	159,515	161,146	175,481	193,338	196,080
Gross Reserves	$20,413	$50,509	$137,391	$179,164	$230,104	$321,038	$393,493	$439,673	$504,779	$586,647	$616,444

(1) Years ended December 31, 2001 through 2009 include the consolidated values of American Safety RRG, our non-subsidiary affiliate.

The cumulative redundancy (deficiency), on a calendar year basis above, is driven by the following:

1. Accident years 2002 and prior, developed adversely by approximately $73.6 million and relates to surety, construction and runoff lines of business.
2. Accident years 2003 through 2006, developed favorably across current lines of business by approximately $43.7 million.
3. Accident years 2007 and 2008, developed adversely by approximately $2.5 million primarily due to the assumed reinsurance line of business.

Investments

The Company's investment portfolio is managed for the preservation of principal, with due consideration for operating income targets and the Company's overall asset/liability strategy.

Our investment portfolio is managed by an independent, nationally recognized investment management company that manages our investment portfolio pursuant to the investment policies and guidelines established by our Board of Directors. We have investment policies which limit the maximum duration and set target levels for the average duration of the entire portfolio. The duration target for our investment portfolio takes into account the need to manage a part of the portfolio to produce cash flow to cover operational needs while allowing flexibility to manage our assets. Our investment guidelines limit the percentage of our portfolio that is permitted to be invested in any asset class. The guidelines further limit the amount that may be invested by issuer quality rating. Additionally, we use specific criteria to judge the credit quality of our investments and use a variety of credit rating services to monitor these criteria. In conjunction with our investment policy, guidelines and strategy, we have invested predominantly in investment grade fixed income securities. Our investment portfolio consists primarily of government and government agency securities and high quality marketable corporate securities which are rated investment grade or better. We also invest in common equity securities that represented 2.8% of our year-end shareholders' equity. At December 31, 2009, we had $3.4 million invested in dividend paying preferred stocks.

Pursuant to our investment guidelines, we have general limitations on the type of investments including prohibitions on investments in certain types of securities, credit quality limitations and duration requirements without prior approval from management or the Board of Directors. See "Risk Factors" for a description of risks associated with our investment portfolio.

At December 31, 2009 and 2008, the fair value of our cash and invested assets totaled approximately $785.2 million and $686.6 million, respectively, and were classified as follows:

Type of Investment	Fair Value At December 31, 2009	Amortized Cost At December 31, 2009	Percent of Amortized Cost Portfolio
		(dollars in thousands)	
Cash and short-term investments	$102,013	$102,013	13.5%
Fixed maturity securities:			
U.S. government securities	103,258	101,638	13.4
States of the U.S. and political subdivisions	36,083	35,253	4.7
Mortgage-backed securities	203,684	196,738	26.0
Commercial mortgage-backed securities	33,531	28,739	3.8
Asset-backed securities	21,652	21,034	2.8
Corporate securities	274,070	260,511	34.4
Subtotal	672,278	643,913	85.1
Common and preferred stocks	10,890	10,304	1.4
Total	$785,181	$756,230	100.0%

Type of Investment	Fair Value at December 31, 2008	Amortized Cost At December 31, 2008	Percent of Amortized Cost Portfolio
		(dollars in thousands)	
Cash and short-term investments	$ 92,903	$ 92,903	13.5%
Fixed maturity securities:			
U.S. Government Securities	62,209	57,335	8.3
States of the U.S. and political subdivisions	41,591	41,804	6.1
Mortgage-backed securities	186,158	181,032	26.3
Commercial mortgage-backed securities	11,918	14,097	2.0
Asset-backed securities	16,095	17,006	2.5
Corporate securities	251,939	256,141	37.1
Subtotal	569,910	567,415	82.3
Common and preferred stocks	23,824	29,210	4.2
Total	$686,637	$689,528	100.0%

The fair value of our fixed maturity securities portfolio, classified by rating, as of December 31, 2009 and 2008 were as follows:

S&P/Moody's Rating	Fair Value at December 31, 2009	Amortized Cost at December 31, 2009	Percent of Fair Value Total
AAA/Aaa (including U.S. Treasuries of $35,720)	$388,261	$373,812	58.1%
AA/Aa	36,386	34,705	5.4
A/A	203,024	192,614	29.9
BBB/Baa	44,513	42,690	6.6
Less than BBB/Baa [1]	94	92	-
Total	$672,278	$643,913	100.0%

S&P/Moody's Rating	Fair Value at December 31, 2008	Amortized Cost at December 31, 2008	Percent of Fair Value Total
AAA/Aaa (including U.S. Treasuries of $38,621)	$308,344	$299,951	54.1%
AA/Aa	45,530	45,319	8.0
A/A	184,287	188,762	32.4
BBB/Baa	30,991	32,681	5.4
Less than BBB/Baa [1]	758	702	0.1
Total	$569,910	$567,415	100.0%

[1] The less than BBB/Baa rated securities were rated investment grade at the time of investment.

The National Association of Insurance Commissioners (the "NAIC") has a security rating system by which it assigns investments to classes called "NAIC designations" that are used by insurers when preparing their annual financial statements. The NAIC assigns designations to publicly traded as well as privately placed securities. The designations assigned by the NAIC range from class 1 to class 6, with a rating in class 1 being the highest quality. As of December 31, 2009, virtually all portfolios of our U.S. insurance subsidiaries were invested in securities rated in class 1 or class 2 by the NAIC, which are considered investment grade.

The maturity distribution of our fixed maturity portfolio, as of December 31, 2009, based on stated maturity dates with no prepayment assumptions, was as follows:

Maturity	Fair Value	Amortized Cost
	(dollars in thousands)	
Due in one year or less	$ 23,055	$ 22,703
Due from one to five years	136,260	131,944
Due from five to ten years	184,121	175,788
Due after ten years	69,975	66,967
Mortgage and asset-backed securities	258,867	246,511
Total	$672,278	$643,913

Our mortgage and asset-backed securities are subject to risks associated with the variable prepayments of the underlying mortgage loans. All of our mortgage-backed securities are fixed income securities issued by Fannie Mae, Freddie Mac or Ginnie Mae and are therefore explicitly guaranteed (GNMA) by the U.S. government or implicitly guaranteed (FNMA/FreddieMac) by the U.S. government.

Our Non-Subsidiary Affiliate

The Risk Retention Act of 1986 (the "Risk Retention Act") allowed companies with specialized liability insurance needs that could not be met in the standard insurance market to create a new type of insurance vehicle called a risk retention group. We assisted in the formation of American Safety RRG in 1988 in order to establish a U.S. insurance company to market and underwrite specialty environmental coverages. The advantage of writing policies through a risk retention group is that it is permitted to write policies in all fifty states without having to qualify to do so in each state.

American Safety RRG is a variable interest entity which is consolidated in our financial statements in accordance with ASC 810-10-05. American Safety RRG is authorized to write liability insurance in all 50 states as a result of the Risk Retention Act and is licensed by the Vermont Department of Banking, Insurance, Securities and HealthCare Administration (the "Vermont Department") under Title 8 of the Vermont Statutes Annotated (the "Vermont Captive Act") as a stock captive insurance company. Presently, three of our directors are also directors of American Safety RRG: David V. Brueggen, Thomas W. Mueller and Cody W. Birdwell. The directors of American Safety RRG are elected annually by the shareholders of American Safety RRG.

We transferred our book of environmental insurance business previously written in Bermuda to American Safety RRG in 1988 to allow us to write that insurance on a domestic basis. Prior to October 2006, our insurance subsidiaries participated in the ongoing business of American Safety RRG through a pooling agreement (whereby we retained 75% of the premiums and risk). Also effective October 1, 2006, American Safety RRG entered into a 90/10 quota share agreement with American Safety Re. Effective July 15, 2009, the quota share with American Safety Re was amended to 80/20.

Insurance Services

Our subsidiary, American Safety Insurance Services, Inc. (AS Insurance Services), provides a number of services to our U.S. insurance subsidiaries and American Safety RRG. These services include:

- business development services for developing new producer relations and new business opportunities;
- program management services for the overall management and administration of a program;
- underwriting services for evaluating individual risks or classes of risk;
- reinsurance services for placing reinsurance for a program;
- loss control services for evaluating the risks posed by a particular class of risk, as well as the ability of insureds to control their losses; and
- policy and endorsement issuance and policy administration.

AS Insurance Services has developed many of our primary insurance and reinsurance programs. Since 1990, AS Insurance Services has served as the program manager for American Safety RRG, providing it with program management, underwriting, loss control and through its subsidiary, American Safety Claims Services, Inc. (ASCS), claims services. American Safety Administrative Services (ASAS) provides marketing, accounting, legal and other administrative services to American Safety RRG. In each case, these services are provided pursuant to guidelines and procedures established by the Board of Directors of American Safety RRG.

Our subsidiary, American Safety Administrative Services, Inc. (ASAS), provides other services to our U.S. insurance subsidiaries, to American Safety RRG and to our Bermuda insurance subsidiaries, including:

- legal services;
- accounting and finance services;
- human resources services;
- marketing services for designing and placing advertisements and other marketing materials, as well as marketing insurance programs to producers; and
- other policy administration services.

Our subsidiary, American Safety Claims Services, Inc. (ASCS) provides claims administration services for the prompt reporting and handling of claims, and the supervision of claims adjusters and TPAs and payment of claims to our US insurance subsidiaries and American Safety RRG.

Regulatory Environment

Insurance Regulation Generally

Our insurance operations are subject to regulation under applicable insurance statutes of the jurisdictions or states in which each subsidiary is domiciled and writes insurance. Insurance regulations are intended to provide safeguards for policyholders rather than to protect shareholders of insurance companies or their holding companies.

The nature and extent of state regulation varies from jurisdiction to jurisdiction, but typically involves prior approval of the acquisition of control of an insurance company or of any company controlling an insurance company, regulation of certain transactions entered into by an insurance company with an affiliate, approval of premium rates for lines of insurance, standards of solvency and minimum amounts of capital and surplus which must be maintained, limitations on types and amounts of investments, restrictions on the size of risks which may be insured by a single company, deposits of securities for the benefit of policyholders, licensing to transact business, accreditation of reinsurers, admittance of assets to statutory surplus and reports with respect to financial condition and other matters. In addition, state regulatory examiners perform periodic examinations of insurance companies. American Safety RRG, American Safety Casualty, American Safety Indemnity and American Safety Assurance (Vermont) are all subject to examination by state regulatory examiners every three years. The last state regulatory examination for American Safety Casualty and American Safety Indemnity conducted by the Oklahoma Department of Insurance occurred in 2008. During 2008 Oklahoma conducted an examination of Victore Insurance Company for the three-year period ending December 31, 2007. Vermont is currently conducting an examination of American Safety Risk Retention Group for the three years ended December 31, 2008. American Safety Assurance (VT) was formed in 2008 and therefore will be subject to examinations in the future.

Although the federal government does not directly regulate the business of insurance in the U.S., federal initiatives often affect the insurance business in a variety of ways. The insurance regulatory structure has also been subject to scrutiny in recent years by the NAIC, federal and state legislative bodies and state regulatory authorities. Various new regulatory standards have been adopted and proposed in recent years. The development of standards to ensure the maintenance of appropriate levels of statutory surplus by insurers has been a matter of particular concern to insurance regulatory authorities. The statutory surplus is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets and is determined in accordance with SAP. The difference between statutory financial statements and statements prepared in accordance with GAAP vary by jurisdiction; however, the primary difference is that statutory financial statements do not reflect deferred policy acquisition costs, certain net deferred tax assets, intangible assets, unrealized appreciation on debt securities or certain unauthorized reinsurance recoverables.

Bermuda Regulation

Our Bermuda subsidiaries that conduct reinsurance business, American Safety Reinsurance and American Safety Assurance, Ltd., are subject to regulation under The Insurance Act 1978, as amended, of Bermuda and related regulations (the "Bermuda Act"), which provide that no person shall conduct insurance business (including reinsurance) in or from Bermuda unless registered as an insurer under the Bermuda Act by the Supervisor of Insurance (the "Supervisor"). American Safety Re and American Safety Assurance, Ltd. are registered insurers under the Bermuda Act.

The Bermuda Act requires, among other things, Bermuda insurance companies to meet and maintain certain standards of solvency, to file periodic reports in accordance with the Bermuda Statutory Accounting Rules, to produce annual audited financial statements and to maintain a minimum level of statutory capital and surplus. In general, the regulation of insurers in Bermuda relies heavily upon the auditors, directors and managers of the Bermuda insurer, each of which must certify that the insurer meets the solvency capital requirements of the Bermuda Act. Furthermore, the Supervisor is granted powers to supervise, investigate and intervene in the affairs of insurance companies.

Neither American Safety Insurance Holdings, Ltd., American Safety Re nor American Safety Assurance, Ltd. is registered or licensed as an insurance company in any state or jurisdiction in the U.S.

U.S. Regulation

As a Bermuda insurance holding company, we do not conduct business in the U.S. Our five U.S. insurance subsidiaries' operations are subject to state regulation where each is domiciled and where each writes insurance.

We acquired American Safety Casualty, a U.S. property and casualty insurance company domiciled in Delaware, in 1993. During 2007 American Safety Casualty was re-domesticated from Delaware to Oklahoma. American Safety Casualty is licensed as a property and casualty insurer in 48 states and the District of Columbia. American Safety Casualty is subject to regulation and examination by the Oklahoma Insurance Department and the other states in which it is an admitted insurer. The insurance laws of Oklahoma place restrictions on a change of control of American Safety Insurance as result of our ownership of American Safety Casualty. Under Oklahoma law, no person may obtain 10% or more of our voting securities without the prior approval of the Oklahoma Insurance Department.

American Safety Casualty, as a licensed insurer, is subject to state regulation of rates and policy forms in the various states in which its direct premiums are written. Under these regulations, a licensed insurer may be required to file and obtain prior approval of its policy form and the rates that are charged to insureds. American Safety Casualty is also required to participate in state insolvency funds, or shared markets, which are designed to protect insureds or insurers that become unable to pay claims due to an insurer's insolvency. Assessments made against insurers participating in these funds are usually based on direct premiums written in the state by a participating insurer, as a percentage of total direct premiums written in the state by all participating insurers. "Premiums written" are those premiums written, whether or not earned, during a time period.

We acquired American Safety Indemnity, a U.S. excess and surplus lines insurance company domiciled in Oklahoma, in 2000. American Safety Indemnity is currently licensed or approved as an excess and surplus lines insurer in 46 states and the District of Columbia. The insurance laws of Oklahoma place restrictions on a change of control of American Safety Insurance as a result of our ownership of American Safety Indemnity. Under Oklahoma law, no person may obtain 10% or more of our voting securities without the prior approval of the Oklahoma Insurance Department.

Because American Safety Indemnity is an excess and surplus lines insurer, it premium rates are not filed and approved with the various state insurance departments, but certain requirements regarding the types of insurance written by excess and surplus lines insurers still must be met. Generally, excess and surplus lines insurers may only write coverage that is not available in the "admitted" market and strict guidelines regarding the coverages are set forth in various state statutes. Surplus lines brokers are the licensed individuals or entities placing coverage with excess and surplus lines insurers, and in most states, the broker is responsible for the payment of surplus lines taxes which are payable to the state in which the surplus lines risk is located. Surplus lines insurers are exempt from participation in state insolvency funds which are designed to protect insureds if "admitted" insurers become insolvent and are unable to pay claims. While American Safety Indemnity is exempt from the majority of state regulatory requirements, it must be "approved" to write the type of insurance in the states where its surplus business lines insurance is written. The Oklahoma Insurance Department retains primary regulatory authority over American Safety Indemnity, as a licensed and admitted insurance company in Oklahoma.

The Risk Retention Act allows the establishment of risk retention groups to insure certain liability risks of its members. The statute applies only to commercial liability insurance and does not permit coverage for liability for personal injury, damage to property or workers' compensation.

The Risk Retention Act and Title 8 of the "Vermont Captive Act" require that each insured of American Safety RRG be a shareholder. Each insured is required to purchase one share of American Safety RRG's common stock upon acceptance as an insured. There is no trading market for the shares of common stock of American Safety RRG and each share is restricted as to transfer. If and when a holder of American Safety RRG common stock ceases to be an insured, whether voluntarily or involuntarily, that holder's share of common stock is automatically canceled and that person is no longer a shareholder of American Safety RRG. The ownership interests of members in a risk retention group are considered to be exempt securities for purposes of the registration provisions of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended and are likewise not considered securities for purposes of any state securities law.

Congress intended under the Risk Retention Act that the primary responsibility for regulating the financial condition of a risk retention group would rest on the state in which the group is licensed or chartered. American Safety RRG is subject to regulation as a captive insurer under the insurance laws of Vermont and, to a lesser extent, under the laws of each state in which it does business. Any merger or acquisition of American Safety RRG is subject to the prior written approval of the commissioner of the Vermont Department. The Risk Retention Act requires a risk retention group to provide a notice on each insurance policy which it issues to the effect that (i) the policy is issued by a risk retention group; (ii) the risk retention group may not be subject to all of the insurance laws and regulations of the state in which the policy is being issued; and (iii) no state insurance insolvency guaranty fund is available to the policies issued by the risk retention group.

American Safety Casualty, American Safety Indemnity and American Safety RRG are required to comply with NAIC risk-based capital ("RBC") requirements. RBC is a method of measuring the amount of capital appropriate for an insurance company to support its overall business in light of its size and risk profile. The ratio of a company's actual policyholder surplus to its minimum capital requirements will determine whether any state regulatory action is required. State regulatory authorities use the RBC formula to identify insurance companies which may be undercapitalized and may require further regulatory attention.

American Safety Assurance (Vermont), Inc. (ASA VT) is a licensed Vermont sponsored captive insurance company formed in December, 2008. ASA VT is subject to regulation and to examination by the Vermont Department of Banking, Insurance, Securities & Health Care Administration. Standard Vermont regulatory requirements applicable to traditional insurers generally are not applicable to captive insurers, but applicable Vermont captive laws do limit the type of entity that may act as a sponsor, limit a participant to insuring its risks only through the segregated or protected cell and require that a participant's assets and liabilities be maintained in a segregated or protected cell separate from the experience of other cells and from the assets of the sponsored captive's general account. Vermont regulators evaluate the financial condition of the company and of each segregated cell.

ASA VT, as a sponsored captive insurer, makes insurance available to a broad range of liability, property and casualty risks and allows the ceding of a portion of those risks to another American Safety Insurance affiliate. The use of the protected cell may be more desirable than a traditional captive insurance company due to the ability to limit exposure primarily to segregated cell covering risk for a specific insured or group of related insureds or specialty books of business.

Harbour Village Development

In March 2000, our subsidiary, Ponce Lighthouse Properties Inc., and our general contracting subsidiary, Rivermar Contracting Company, began development of Harbour Village, located in Ponce Inlet, Florida, with 676 condominium units, a marina containing 142 boat slips, a par-3 golf course and beach club. We acquired the Harbour Village property (comprising 173 acres) through foreclosure in April 1999 from an individual to whom the Company had extended a loan in order to satisfy the loan after it was in default. Development of Harbour Village was completed and all of the condominium units and boat slips had been sold and closed by the second quarter of 2005. The beach club, the last phase of the development, was completed in 2006 and turned over to the home owners association. Ponce Lighthouse Properties, Inc. and Rivermar Contracting Company were liquidated during 2008 and the Company has no ongoing business or employees at Harbour Village.

Employees

At December 31, 2009, we employed 191 persons, none of whom were represented by a labor union.

Item 1A. Risk Factors

Our business is subject to the following risk factors, among others, in addition to the information (including disclosures relative to forward-looking statements) set forth elsewhere in this report.

Risk Factors Relating to American Safety Insurance

A downgrade in our A.M. Best rating or increased capital requirements could impair our ability to sell insurance policies.

On November 25, 2009, A.M. Best, the most widely recognized insurance company rating agency, affirmed its rating of "A" (Excellent) on a group basis of American Safety Insurance, including our U.S. insurance subsidiaries, our Bermuda reinsurance subsidiary and our U.S. non-subsidiary risk retention group affiliate. A. M. Best also affirmed the rating outlook of stable. An "A" (Excellent) rating is the third highest of fifteen ratings assigned by A.M. Best to companies that have, in the opinion of A.M. Best, an excellent ability to meet their ongoing obligations to policyholders.

Some policyholders are required to obtain insurance coverage from insurance companies that have an "A-" (Excellent) rating or higher from A.M. Best. Additionally, many producers are prohibited from placing insurance or reinsurance with companies that are rated below "A-" (Excellent) by A.M. Best. A.M. Best assigns ratings that represent an independent opinion of a company's ability to meet its obligations to policyholders that is of concern primarily to policyholders, brokers and agents, and its rating and outlook should not be considered an investment recommendation. Because A.M. Best continually monitors companies with regard to their ratings, our ratings could change at any time, and any downgrade of our current rating may impair our ability to sell insurance policies and, ultimately, our financial condition and operating results.

If A.M. Best requires us to increase our capital in order to maintain our rating and we are unable to raise the required amount of capital to be contributed to our subsidiaries, A.M. Best may downgrade our rating.

The exclusions and limitations in our policies may not be enforceable.

We draft the terms and conditions of our excess and surplus lines policies to manage our exposure to expanding theories of legal liability in business lines such as asbestos abatement, construction defect, environmental and professional liability. Many of the policies we issue include exclusions or other conditions that define and limit coverage. In addition, many of our policies limit the period during which a policyholder may bring a claim under the policy, which period in many cases is shorter than the statutory period under which these claims can be brought against our policyholders. While these exclusions and limitations help us assess and control our loss exposure, it is possible that a court or regulatory authority could nullify or void an exclusion or limitation, or legislation could be enacted modifying or barring the use of these exclusions and limitations particularly with respect to evolving business lines such as construction defect. This could result in higher than anticipated losses and loss adjustment expenses by extending coverage beyond our underwriting intent or increasing the number or size of claims, which could have a material adverse effect on our operating results. In some instances, these changes may not become apparent until some time after we have issued the insurance policies that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a policy is issued.

The risks we underwrite are concentrated in relatively few industries.

We focus much of our underwriting on specialty risks in the construction and environmental remediation industries. As a result of our diversification efforts, for the year ended December 31, 2009, approximately 24% of our gross written premiums were written in these two industries compared to 32% for 2008. However, our operating results could be more exposed than our more diversified competitors to unfavorable changes in business, economic or regulatory conditions, changes in federal, state or local environmental standards and establishment of legal precedents affecting these industries. Similarly, a significant incident impacting one of these industries that has the effect of increasing claims generally (or their settlement value) could negatively impact our financial condition and operating results.

We may respond to market trends by expanding or contracting our underwriting activities in certain business lines, which may cause our financial results to be volatile.

Although we perform due diligence and risk analysis before entering into a new business line or insuring a new type of risk, and carefully assess the impact of exiting a business line, changing business lines inherently has more risk than remaining in the same business lines over a period of time. Because we actively seek to expand or contract our capacity in the markets we serve in response to factors such as loss experience and premium production, our operating results may experience material fluctuations.

Our industry is highly competitive and we may lack the financial resources to compete effectively.

We believe that competition in the specialty insurance markets that we target is fragmented and not dominated by one or more competitors. We face competition from several types of companies, such as insurance companies, reinsurance companies, underwriting agencies, program managers and captive insurance companies. Many of our competitors are significantly larger and possess greater financial, marketing and management resources than we do. We compete on the basis of many factors, including coverage availability, claims management, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial strength ratings and reputation. If any of our competitors offer premium rates, policy terms or types of insurance that are more competitive than ours we could lose business. If we are unable to compete effectively in the markets in which we operate or to establish a competitive position in new markets, our financial condition and operating results would be adversely impacted.

Our actual incurred losses may be greater than reserves for our losses and loss adjustment expenses.

Insurance companies are required to maintain reserves to cover their estimated liability for losses and loss adjustment expenses with respect to both reported and incurred but not reported ("IBNR") claims. Reserves are estimates at a given time involving actuarial and statistical projections of what we expect to be the cost of the ultimate resolution and administration of claims. These estimates are based on facts and circumstances then known, predictions of future events, estimates of future trends, projected claims frequency and severity, potential judicial expansion of liability precedents, legislative activity and other factors, such as inflation. Our in-house actuarial staff reviews the reserves of our major lines on a quarterly basis and conducts a full actuarial analysis annually. In addition, an independent third party actuarial firm performs an actuarial analysis annually, which includes assessing the adequacy of statutory reserves.

Notwithstanding these efforts, the establishment of adequate reserves for losses and loss adjustment expenses is an inherently uncertain process, particularly in the environmental remediation industry, construction industry and some of the other industries for which we write policies where extensive historical data may not exist or where the risks insured are long-tail in nature, in that claims that have occurred may not be reported to us for long periods of time. For instance, there is little empirical data for residential construction defect claims and hence, traditional actuarial analysis may be inapplicable or less reliable. Due to these uncertainties, our ultimate losses could materially exceed our reserves for losses and loss adjustment expenses, especially in business lines where we have increased or intend to increase our risk retention.

To the extent that reserves for losses or loss adjustment expenses are estimated in the future to be inadequate, we would have to increase our reserves and incur charges to earnings in the periods in which the reserves are increased. In addition, increases in reserves may also cause additional reinsurance premiums to be payable to our reinsurers. These increases in reserves and reinsurance premiums could adversely impact our financial condition and operating results. For more information on our losses and loss adjustment expenses, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

If we are unable to obtain reinsurance on favorable terms, our ability to write new polices could be adversely affected.

Reinsurance is a contractual arrangement under which one insurer (the ceding company) transfers to another insurer (the reinsurer) a portion of the liabilities that the ceding company has assumed under an insurance policy it has issued. Our business involves ceding portions of the risks that we underwrite to reinsurers. The availability and cost of reinsurance are subject to prevailing market conditions that are beyond our control and are factors that could materially impact our financial condition and operating results. There is no certainty that reinsurance will continue to be available in the form or in the amount that we require or, if available, at an affordable cost. The availability of reinsurance is dependent not only on reinsurers' reactions to the specific risks that we underwrite, but also events that impact the overall reinsurance industry. If we are unable to maintain or replace our reinsurance, our total loss exposure would increase and, if we were unwilling or unable to assume that increase in exposure, we would be required to mitigate the increase in exposure by writing fewer policies or writing policies with lower limits or different coverage.

We may be unable to recover amounts due from our reinsurers.

While reinsurance contractually obligates the reinsurer to reimburse us for a portion of our losses, it does not relieve us of our primary financial liability to our insureds. If our reinsurers are either unwilling or unable to pay some or all of the claims made by us on a timely basis, we may bear the financial exposure. As a result, we are subject to credit risk with respect to our reinsurers. The total amount of reinsurance recoverables at December 31, 2009 was $201 million, or 73% of shareholders' equity. Of this amount, $115 million, or approximately 57.2% of the total recoverable amount, is collateralized by cash, irrevocable letters of credit or other acceptable forms of collateral posted by the reinsurer.

We purchase reinsurance from reinsurers we believe to be financially sound. We have reinsurance security procedures that establish financial requirements for reinsurance companies that must be met prior to reinsuring any of the business we write. Among these requirements is a stipulation that reinsurance companies must have an A.M. Best rating of at least "A-" (Excellent) and a financial size category of Class VIII or greater at the time of writing any reinsurance unless sufficient collateral has been provided at the time we enter into our reinsurance agreement. A financial size category of Class VIII is assigned by A.M. Best to companies with adjusted policyholder surplus of $100 million to $250 million, which, on a statutory basis of accounting, is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. We have also established an internal reinsurance security committee, consisting of members of senior management, which meets quarterly to discuss and approve reinsurance security and evaluate reinsurance recoverables. To protect against our reinsurers' potential inability to satisfy their contractual obligations to us, our reinsurance contracts stipulate a collateral requirement for reinsurance companies that do not meet the financial strength and size requirements described above. These collateral requirements can be met through the issuance of unconditional letters of credit, the establishment and funding of escrow accounts for our benefit or cash advances paid into a segregated account. In the event collateral is not sufficient, there is no certainty that these reinsurers will be able to provide additional collateral or fulfill their obligations to us.

As of December 31, 2009, we had exposure to our reinsurers of $242.4 million, consisting of reinsurance recoverables on unpaid losses, reinsurance recoverables on paid losses and unearned premiums. Our net exposure (after collateral) to our reinsurers totaled $127.5 million as of December 31, 2009. Included are balances from reinsurance counterparties that may no longer carry a financial strength rating and therefore could present a higher default risk. Our largest net exposure from a reinsurer that no longer carries a financial strength rating is from American Constantine Insurance Company and totals $4.4 million. Additionally we have net exposure to Alea Group Holdings Companies some of which have been sold or are no longer writing business. We may commute our net exposure with the aforementioned counterparties or any of our reinsurance partners depending on circumstances and the amount we receive may be less than the amount we are owed. Because we remain primarily liable to our policyholders for the payment of their claims, in the event that one of our reinsurers under an uncollateralized treaty became insolvent or refused to reimburse us for losses paid, or delayed in reimbursing us for losses paid, our cash flow and financial results could be materially and adversely affected. As of December 31, 2009, our largest net exposure to any one reinsurer was approximately $22.2 million from Partner Reinsurance Company which is rated A+ by A. M. Best Company.

We rely on independent insurance agents and brokers to market our products.

We market most of our insurance products through approximately 250 independent insurance agents and brokers, which we refer to as producers. These producers are not obligated to promote our products and may sell competitors' products. Our profitability depends, in part, on the marketing efforts of these producers and on our ability to offer insurance products and services while maintaining financial strength ratings that meet the requirements of our producers and their customers. The failure or inability of producers to market our insurance products successfully would have a material adverse effect on our business and operating results. As of December 31, 2009, the Company has no individual producers that generate greater than 10% of gross premiums written.

We are subject to credit risk in connection with producers that market our products.

In accordance with industry practice, when the insured pays premiums for our policies to producers, these premiums are considered to have been paid and, in most cases, the insured is no longer liable to us for those amounts, whether or not we actually have received the premiums. Consequently, we assume a degree of credit risk associated with the producers with whom we choose to do business. To date, we have not experienced any material losses related to these credit risks.

Our long-term growth strategy is dependent on several factors, the failure to achieve any one of which may impair our ability to expand our operations or may prevent us from operating profitably.

Our long-term growth strategy includes expanding in our existing markets, entering new geographic markets, creating relationships with new producers and developing new insurance products. In order to generate this growth, we are subject to various risks, including risks associated with our ability to:

- identify insurable risks not adequately served by the standard insurance market;
- maintain adequate levels of capital;
- obtain reinsurance on favorable terms;
- obtain necessary regulatory approvals when writing on an admitted basis;
- attract and retain qualified personnel to manage our expanded operations;
- complete acquisitions of small specialty insurers, general agents or lines of business,
- invest in products and markets that may adversely impact near term results; and
- maintain our financial strength ratings.

Our inability to achieve any of the above objectives could affect our long-term growth strategy and may cause our business and operating results to suffer.

If we lose key personnel or are unable to recruit qualified personnel, our ability to implement our business strategies could be delayed or hindered.

Our future success will depend, in part, upon the efforts of our executive officers and other key personnel. Our ability to recruit and retain key personnel will depend upon a number of factors, such as our results of operations, business prospects and the level of competition then prevailing in the market for qualified personnel. The loss of any of these officers or other key personnel or our inability to recruit key personnel could prevent us from fully implementing our business strategies and could materially adversely affect our business, financial condition and operating results.

We routinely evaluate opportunities to expand our business through acquisitions of other companies or business lines. There are many risks associated with acquisitions that we may be unable to control.

We evaluate potential acquisition opportunities as a means to grow our business. There are a number of risks attendant to any acquisition. These risks include, among others, the difficulty in integrating the operations and personnel of an acquired company; potential disruption of our ongoing business; inability to successfully integrate acquired systems and insurance programs into our operations; maintenance of uniform standards, controls and procedures; possible impairment of relationships with employees and insureds of an acquired business as a result of changes in management; and that the acquired business may not produce the level of expected profitability. As a result, the impact of any acquisition on our future performance may not be consistent with original expectations, and may impair our business, financial condition and operating results.

Adverse economic factors including recession, inflation, periods of high unemployment or lower economic activity could result in the Company selling fewer policies than expected and/or an increase in premium defaults which, in turn, could affect the combined company's growth and profitability.

Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may impact the number of submissions we receive. In an economic downturn, the degree to which prospective policyholders apply for insurance and fail to pay all balances owed may increase. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. These outcomes would reduce the Company's underwriting profit to the extent these effects are not reflected in the rates charged by the combined company.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write profitable new business, retain existing customers and establish premium rates and reserves at levels sufficient to cover losses and related expenses. Many factors will affect our capital needs and the amount and timing, including our growth and profitability, our claims experience and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions, changes in regulatory requirements and other unforeseeable developments. If we have to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are unfavorable to us. In the case of equity financings, dilution to our shareholders could result. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our operating plans and our business, financial condition and operating results could be adversely affected.

Changes in the value of our investment portfolio may have a material impact on our operating results.

We derive a significant portion of our net earnings from our invested assets. As a result, our operating results depend in part on the performance of our investment portfolio. As of the year ended December 31, 2009, the fair value of our investment portfolio was $750.4 million and net investment income derived from these assets was $30.6 million. We also incurred net realized gains of $0.16 million in 2009. Our investment portfolio is subject to various risks, including:

- credit risk, which is the risk that our invested assets will decrease in value due to unfavorable changes in the financial prospects or a downgrade in the credit rating of an entity in which we have invested;

- interest rate risk, which is the risk that our invested assets or investment income may decrease due to changes in interest rates;

- pricing risk, which is the risk that we will incur economic loss due to a decline in pricing;

- duration risk, which is the risk that our invested assets may not adequately match the duration of our insurance liabilities

- industry sector concentration risk, which is the risk that our invested assets are concentrated in a small number of investment sectors;

- mortgage-backed securities, which may have exposure to sub-prime mortgages although all mortgage-backed securities in the Company's portfolio are issued by Fannie Mae, Freddie Mac or Ginnie Mae; and

- general economic conditions that may negatively impact the volume or income stream from our invested amounts or require that we recognize losses on certain investments.

Our investment portfolio is comprised mostly of fixed-income securities. We do not hedge our investments against interest rate risk and, accordingly, changes in interest rates may result in fluctuations in the value of these investments.

Our investment portfolio is managed by an independent, nationally recognized investment management firm, in accordance with detailed investment policies and guidelines established by the Board of Directors, that stress preservation of principal with due consideration for operating income targets and the Company's overall asset/liability strategy. If our investment portfolios are not appropriately matched with the respective insurance and reinsurance liabilities, we may be forced to liquidate investments prior to their maturity at a significant loss in order to cover these liabilities. This might occur, for instance, in the event of a large or unexpected claim or series of claims. Large investment losses could significantly decrease our asset base, thereby affecting our ability to underwrite new business. For more information about our investment portfolio, see "Business-Investments."

We rely upon the successful and uninterrupted functioning of our information technology, information processing and telecommunication systems.

Our business is highly dependent upon the successful and uninterrupted functioning of our information technology, information processing and telecommunications systems. We rely on these systems to support our marketing operations, process new and renewal business, provide customer service, make claims payments, and facilitate premium collections and policy cancellations. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. We have a highly trained staff that is committed to the continual development and maintenance of these systems. However, the failure of these systems could interrupt our operations or materially impact our ability to evaluate and write new business. Because our information technology, information processing and telecommunications systems interface with and depend on third party systems, we could experience service denials if demand for this service exceeds capacity or if the third party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to write and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner. There can be no guarantee that these systems can effectively support our continued growth. Additionally, some of our systems are not fully redundant, and our disaster recovery planning does not account for all eventualities, which could adversely affect our business.

We are subject to risks related to litigation.

From time to time, we are subject to lawsuits and other claims arising out of our insurance, reinsurance and former real estate operations. We have responded to the lawsuits we face and, although the outcome of these lawsuits cannot be predicted, we believe that there are meritorious defenses and intend to vigorously contest these claims. Adverse judgments in one or more of these lawsuits could require us to change aspects of our operations in addition to paying significant damage amounts. In addition, the expenses related to these lawsuits may be significant. Lawsuits can have a material adverse effect on our business and operating results, particularly where we have not established an accrual or a sufficient accrual for damages, settlements or expenses. For information on the material litigation in which we are involved, see "Item 3 - Legal Proceedings".

Risk Factors Related to Taxation

Our Bermuda operations may be subject to U.S. tax.

American Safety Insurance Holdings, Ltd., its reinsurance subsidiary, American Safety Re and its segregated account captive, American Safety Assurance, are organized in Bermuda. American Safety Insurance Holdings, Ltd., American Safety Re and American Safety Assurance are operated in a manner such that they should not be subject to U.S. tax (other than U.S. excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. withholding tax on some types of U.S. source investment income) because none of these companies should be treated as engaged in a trade or business within the U.S. (and, in the case of American Safety Re and American Safety Assurance, to be doing business through a permanent establishment within the U.S.). However, because there is considerable uncertainty as to the activities that constitute being engaged in a trade or business within the U.S. (and what constitutes a permanent establishment under the income tax treaty between the U.S. and Bermuda (the "Bermuda Treaty") as well as the entitlement of American Safety Re and American Safety Assurance to treaty benefits), there can be no assurances that the U.S. Internal Revenue Service (the "IRS") will not contend successfully that American Safety Insurance Holdings, Ltd., American Safety Re and/or

American Safety Assurance is engaged in a trade or business in the U.S. (or that American Safety Re or American Safety Assurance is carrying on business through a permanent establishment in the U.S.). If any of American Safety Insurance Holdings, Ltd., American Safety Re or American Safety Assurance were considered to be engaged in a trade or business in the U.S., it could be subject to U.S. corporate income and additional branch profits taxes on the portion of its earnings effectively connected to such U.S. business, in which case its operating results could be materially adversely affected.

Changes in U.S. federal income tax law could materially adversely affect us.

Legislation has been introduced in the U.S. Congress intended to eliminate some perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. operations. Changes in federal income tax law could be enacted by the current Congress or future Congresses that could have an adverse impact on our results of operations.

If you acquire 10% or more of the Common Shares, you may be subject to taxation under the "controlled foreign corporation" ("CFC") rules.

Under certain circumstances, a "U.S. 10% shareholder" of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year must include in gross income for U.S. federal income tax purposes that U.S. 10% shareholder's "subpart F income," even if the "subpart F income" is not distributed to that U.S. 10% shareholder. "Subpart F income" of a foreign insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income) attributable to the insurance of risks situated outside the CFC's country of incorporation.

We believe that because of the dispersion of our Common Share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. person who acquires Common Shares directly or indirectly through one or more foreign entities should be required to include our "subpart F income" in income under the CFC rules of the Code. It is possible that the IRS could challenge the effectiveness of these provisions and that a court could sustain that challenge, in which case, one's investment could be materially adversely affected.

U.S. persons who hold Common Shares may be subject to U.S. federal income taxation at ordinary income rates on their proportionate share of our "related party insurance income" ("RPII").

If the RPII of American Safety Re or American Safety Assurance were to equal or exceed 20% of its gross insurance income in any taxable year and direct or indirect insureds (and persons related to those insureds) own directly or indirectly through entities 20% or more of the voting power or value of American Safety Re or American Safety Assurance, then a U.S. person who owns any Common Shares (directly or indirectly through foreign entities) on the last day of the taxable year would be required to include in income for U.S. federal income tax purposes that person's pro rata share of that company's RPII for the entire taxable year, determined as if that RPII were distributed proportionately only to U.S. persons at that date regardless of whether that income is distributed. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income. Neither American Safety Re nor American Safety Assurance expects gross RPII to equal or exceed 20% of its gross income for 2009 or subsequent years, and neither expects its direct or indirect insureds (including related persons) to directly or indirectly hold 20% or more of its voting power or value, but we cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond our control. If these thresholds are met or exceeded, and if you are an affected U.S. person, your investment could be materially adversely affected. The RPII provisions, however, have never been interpreted by the courts or the U.S. Treasury Department (the "Treasury Department") in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any of those changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. The Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to us is uncertain.

U.S. persons who dispose of Common Shares may be subject to U.S. federal income taxation at the rates applicable to dividends on a portion of their gain, if any.

Section 1248 of the Internal Revenue Code of 1986, as amended (the "Code") provides that if a U.S. person sells or exchanges stock of a foreign corporation and that person owned, directly, indirectly through certain foreign entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of that person's share of the CFC's earnings and profits (determined under U.S. federal income tax principles) during the period that person held the shares and while the corporation was a CFC (with certain adjustments). We believe that because of the dispersion of our Common Share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. shareholder, other than Fredrick C. Treadway or Treadway Associates, L.P., of American Safety Insurance should be treated as owning (directly, indirectly through foreign entities or constructively) 10% or more of the total voting power of American Safety Insurance. As a result, American Safety Insurance should not be a CFC and Section 1248 of the Code, as applicable under the general CFC rules, should not apply to dispositions of our shares. It is possible, however, that the IRS could challenge these provisions in our organizational documents and that a court could sustain that challenge. To the extent American Safety Insurance is a CFC, a 10% U.S. Shareholder may in certain circumstances be required to report a disposition of Common Shares by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs.

For purposes of Section 1248 of the Code and the requirement to file Form 5471, special rules apply with respect to a U.S. person's disposition of shares of a foreign insurance company that has RPII during the five-year period ending on the date of the disposition. In general, if a U.S. person disposes of shares in a foreign insurance corporation in which U.S. persons own 25% or more of the shares (even if the amount of gross RPII is less than 20% of the corporation's gross insurance income and the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold), any gain from the disposition may be treated as a dividend to the extent of that person's share of the corporation's undistributed earnings and profits that were accumulated during the period that person owned the shares (whether or not those earnings and profits are attributable to RPII). As a result of these special rules and proposed Treasury Department regulations, the IRS may assert that Section 1248 of the Code and the requirement to file Form 5471 apply to dispositions of Common Shares because American Safety Insurance is engaged in the insurance business indirectly through subsidiaries.

U.S. persons who hold Common Shares will be subject to adverse tax consequences if American Safety Insurance is considered to be a Passive Foreign Investment Company (a "PFIC") for U.S. federal income tax purposes.

If American Safety Insurance is considered a PFIC for U.S. federal income tax purposes, a U.S. person who owns Common Shares will be subject to adverse tax consequences, including subjecting the investor to a greater tax liability than might otherwise apply and subjecting the investor to tax on amounts in advance of when tax would otherwise be imposed, in which case your investment could be materially adversely affected. In addition, if American Safety Insurance were considered a PFIC, upon the death of any U.S. individual owning Common Shares, that individual's heirs or estate would not be entitled to a "step-up" in the basis of the shares which might otherwise be available under U.S. federal income tax laws. American Safety Insurance does not believe that it is, and does not expect to become, a PFIC for U.S. federal income tax purposes. No assurance can be given, however, that American Safety Insurance will not be deemed a PFIC by the IRS. If American Safety Insurance were considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, that guidance would have on an investor that is subject to U.S. federal income taxation.

American Safety Insurance Holdings, Ltd., American Safety Reinsurance, American Safety Assurance and Ordinance Holdings, Limited may become subject to Bermuda taxes in the future.

Bermuda currently imposes no income taxes on corporations. American Safety Insurance, American Safety Re and American Safety Assurance have received an assurance from the Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended (the "Tax Protection Act"), that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of the tax will not be applicable to American Safety Insurance, American Safety Re or American Safety Assurance until March 28, 2016. No assurance can be given that American Safety Insurance, American Safety Re or American Safety Assurance will not be subject to any Bermuda tax after that date.

The impact of Bermuda's letter of commitment to the Organization for Economic Cooperation and Development to eliminate harmful tax practices is uncertain and could adversely affect the Bermuda tax status of American Safety Insurance, American Safety Reinsurance, and American Safety Assurance.

The Organization for Economic Cooperation and Development (the "OECD") has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD's report dated April 18, 2002 and updated as of June 2004, Bermuda was not listed as an uncooperative tax haven jurisdiction because it had previously committed to eliminate harmful tax practices and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment or whether these changes will subject us to additional taxes.

Risk Factors Relating to the Property and Casualty Insurance Industry

Our industry is exposed to catastrophic losses.

We are subject to claims arising out of catastrophes that may have a significant effect on the results of operations, and/or financial condition. Catastrophes can be caused by various events, including tornadoes, hurricanes, windstorms, earthquakes, hailstorms, explosions, power outages, severe winter weather, fires and intentional man-made events, such as terrorist attacks. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Insurance companies are not permitted to reserve for catastrophes until such event takes place. Therefore, although we actively manage our exposure through the underwriting process and the purchase of reinsurance protection, an especially severe catastrophe or series of catastrophes could have a material adverse impact on our results of operations and/or financial condition.

Our industry is exposed to terrorism.

We may also have exposure to losses resulting from acts of terrorism. Even if reinsurers are able to exclude coverage for terrorist acts or price that coverage at rates that we consider unattractive, direct insurers, like us, might not be able to likewise exclude terrorist acts because of regulatory constraints. If this does occur, we could have gap in our reinsurance protection and would be exposed to potential losses as a result of any terrorist acts. These events are inherently unpredictable. It is difficult to predict occurrence of such events with statistical certainty or to estimate the amount of loss per occurrence they will generate. If there is a future terrorist attack, the possibility remains that losses resulting from such event could prove to be material to our financial condition and results of operations. Terrorist acts may also cause multiple claims, and there is no assurance that our attempts to limit our liability through contractual policy provisions will be effective.

Policy pricing in our industry is cyclical, and our financial results are impacted by that cyclicality.

The property and casualty insurance industry has historically been a cyclical industry consisting of both "hard market" periods and "soft market" periods. The excess and surplus lines market historically has tended to move in response to the underwriting cycles in the standard insurance market. Hard market periods are characterized by shortages of underwriting capacity, limited availability of capital, less competition and higher premium rates. Typically, during hard markets, as rates increase and coverage terms become more restrictive, business shifts from the standard insurance market to the excess and surplus lines market as standard insurance market carriers rely on traditional underwriting techniques and focus on their core business lines. In soft markets, business shifts from the excess and surplus lines market to the standard insurance market as standard insurance market carriers tend to loosen underwriting standards and seek to expand market share by moving into business lines traditionally characterized as "surplus lines."

Our industry is subject to significant and increasing regulatory scrutiny.

In recent years, the insurance industry has been subject to a significant and increasing level of scrutiny by various regulatory bodies, including state attorneys general and insurance departments, concerning certain practices within the insurance industry. These practices include the receipt of contingent commissions by insurance brokers and agents from insurance companies and the extent to which this compensation has been disclosed, bid rigging and related matters. As a result of these and related matters, there have been a number of recent revisions to existing, or proposals to modify or enact new, laws and regulations regarding the relationship between insurance companies and producers. Any changes or further requirements that are adopted by federal, state or local governments could adversely affect our business and operating results.

We operate in a heavily regulated industry, and existing and future regulations may constrain how we conduct our business and could impose liabilities and other obligations upon us.

Insurance Regulation. Our primary insurance and reinsurance subsidiaries, as well as our non-subsidiary risk retention group affiliate, are subject to regulation under applicable insurance statutes of the jurisdictions in which they are domiciled or licensed and write insurance. This regulation may limit our ability to, or speed with which we can, effectively respond to market opportunities and may require us to incur significant annual regulatory compliance expenditures. Insurance regulation is intended to provide safeguards for policyholders rather than to protect shareholders of insurance companies. Insurance regulation relates to authorized business lines, capital and surplus requirements, types and amounts of investments, underwriting limitations, trade practices, policy forms, claims practices, mandated participation in shared markets, loss reserve adequacy, insurer solvency, transactions with related parties, changes in control, payment of dividends and a variety of other financial and non-financial components of an insurance company's business. For instance, our insurance subsidiaries are subject to risk-based capital, or RBC, restrictions. RBC is a method of measuring the amount of capital appropriate for an insurance company to support its overall business in light of its size and risk profile. The ratio of a company's actual policyholder surplus to its minimum capital requirements will determine whether any state regulatory action is required. State regulatory authorities use the RBC formula to identify insurance companies which may be undercapitalized and may require further regulatory attention. Each of our domestic insurance subsidiaries satisfies its minimum capital requirements and none of them is identified by any regulatory authority as being undercapitalized or requiring further regulatory attention. A number of legislative initiatives currently are under consideration by Congress. Any changes in insurance laws and regulations could materially adversely affect our operating results. We are unable to predict what additional laws and regulations, if any, affecting our business may be promulgated in the future or how they might be interpreted.

Dividend Regulation. Like other insurance holding companies, American Safety Insurance relies on dividends from its insurance subsidiaries to be able to pay dividends and fulfill its other financial obligations. The payment of dividends by these subsidiaries and other intercompany transactions are subject to regulatory restrictions and will depend on the surplus and earnings of these subsidiaries. As a result, insurance holding companies may not be able to receive dividends from their subsidiaries at times and in amounts sufficient to pay dividends and fulfill their other financial obligations. Additionally, as a Bermuda holding company, American Safety Insurance is subject to Bermuda regulatory constraints that will affect its ability to pay dividends on the Common Shares and to make other payments. Under the Companies Act 1981, of Bermuda ("the Companies Act") insurance holding companies may declare or pay a dividend out of distributable reserves only if it has reasonable grounds to believe that it is, and would after the payment be, able to pay liabilities as they become due and if the realizable value of its assets would thereby not be less than the aggregate of its liabilities and issued share capital and share premium accounts. We do not anticipate paying cash dividends on the Common Shares in the near future.

Environmental Regulation. Environmental remediation activities and other environmental risks are heavily regulated by both federal and state governments. Environmental regulation is continually evolving, and changes in the regulatory patterns at federal and state levels may have a significant effect upon potential claims against our insureds and us. These changes also may affect the demand for the types of insurance offered by and through us and the availability or cost to us of reinsurance. We are unable to predict what additional laws and regulations, if any, affecting environmental remediation activities and other environmental risks may be promulgated in the future, how they might be applied, and what their impact might be.

The risk factors presented above are all of the ones that we consider to be material as of the date of this annual report on Form 10-K. However, they are not the only risks facing the company. Additional risks not presently known to us, or which we consider immaterial based on our current knowledge or understanding, may also adversely affect us. There may be risks that a particular investor views differently than we do, and our analysis may be incorrect. If any of the risks that we face actually occurs, our business, financial condition and operating results could be materially adversely affected and could differ materially from any possible results suggested by any forward-looking statements that we have made or may make. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

Our offices are located at 31 Queen Street, 2nd Floor, Hamilton, Bermuda, and the telephone number is (441) 296-8560. The principal corporate offices of our U.S. subsidiaries are located at 100 Galleria Parkway, Suite 700, Atlanta, Georgia 30339, and the telephone number is (770) 916-1908.

Item 3. Legal Proceedings

The Company, through its subsidiaries, is routinely party to pending or threatened litigation or arbitration disputes in the normal course of or related to its business. Based upon information presently available, in view of legal and other defenses available to our subsidiaries, management does not believe that any pending or threatened litigation or arbitration disputes will have any material adverse effect on our financial condition or operating results.

Item 4. (RESERVED)

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common shares trade on the New York Stock Exchange, Inc. under the symbol "ASI". As of March 3, 2010 there were approximately 682 holders of the Company's common shares. The closing price on March 3, 2010 was $14.13.

The following table sets forth the high and low prices per share of the Company's common shares for the periods indicated.

Fiscal Year Ended December 31, 2009	High	Low	Close
First Quarter	$14.35	$8.44	$11.51
Second Quarter	14.54	9.75	13.61
Third Quarter	17.44	12.38	15.80
Fourth Quarter	17.21	13.41	14.45

Fiscal Year Ended December 31, 2008	High	Low	Close
First Quarter	$21.06	$16.00	$17.10
Second Quarter	18.54	14.38	14.38
Third Quarter	16.97	12.58	15.11
Fourth Quarter	15.17	6.10	13.21

The Company did not pay any cash dividends during fiscal year 2009 and 2008. Payment of cash dividends in the future will be periodically reviewed by the Board of Directors. As an insurance holding company, the Company's ability to pay cash dividends to its shareholders will depend, to a significant degree, on the ability of the Company's subsidiaries to generate earnings from which to pay cash dividends to American Safety Insurance Holdings, Ltd.

The jurisdictions in which American Safety Insurance Holdings, Ltd. and its insurance and reinsurance subsidiaries are domiciled place limitations on the amount of dividends or other distributions payable by insurance companies in order to protect the solvency of insurers. See "Regulatory Environment" in Item 1 of this report.

The Company completed a stock repurchase program for 500,000 shares of the Company's outstanding common stock on August 12, 2008. There were no purchases of equity securities by the Company during 2009. On March 3, 2010, the Company's Board of Directors approved the repurchase of up to 500,000 shares of the Company's common stock subject to market conditions, relevant securities laws and other factors.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans
Equity compensation plans approved by security holders [1]	840,324	$ 10.89	1,684,976
Equity compensation plans approved by security holders [2]	23,715	N/A	226,285
Total	864,039		1,911,261

[1] Includes securities available for future issuance under the 2007 Incentive Stock Option Plan.

[2] The 23,715 represents shares actually issued to directors under the 1998 Directors Stock Award Plan. The 226,285 represents the shares available for future awards under the 1998 Directors Stock Award Plan.

Item 6. Selected Financial Data

The table on the following page sets forth selected consolidated financial data with respect to the Company for the periods indicated. The balance sheet and statement of operations data have been derived from the audited consolidated financial statements of the Company. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Report.

	Years Ended December 31				
	2009	2008	2007	2006	2005
	(dollars in thousands except per share data and ratios)				
Statement of Operations Data:					
Gross written premiums	$ 253,519	$ 260,384	$ 218,370	$ 239,607	$ 234,058
Net written premiums	164,709	179,865	150,001	157,268	138,515
Net earned premiums	168,517	174,471	148,793	146,756	137,580
Fee income earned	5,448	2,632	2,145	1,685	1,197
Net investment income	30,554	29,591	30,268	21,766	14,316
Net realized gains (losses)	163	(14,348)	(311)	1,190	(54)
Real estate sales	-	-	-	-	3,000
Total revenue	204,733	192,322	180,961	171,439	156,114
Losses and loss adjustment expenses incurred	97,646	110,146	91,184	92,329	84,406
Acquisition expenses	37,203	43,484	28,872	27,378	28,752
Payroll and other underwriting expenses	38,073	33,882	26,952	25,043	21,190
Real estate expenses	-	(2,747)	326	381	2,439
Earnings before income taxes	24,866	341	28,929	22,846	16,048
Net earnings attributable to American Safety Insurance Holdings, Ltd	24,325	310	28,192	20,532	14,656
Net earnings per share:					
Basic	$2.36	$0.03	$ 2.65	$2.35	$2.18
Diluted	$2.30	$0.03	$ 2.56	$2.26	$2.05
Common shares used in computing net basic earnings per share	10,308	10,459	10,648	8,730	6,737
Common shares and common share equivalents used in computing net diluted earnings per share	10,558	10,686	10,997	9,095	7,164
Balance Sheet Data (at end of period):					
Total investments excluding real estate	$ 750,425	$ 673,739	$617,211	$551,158	$415,497
Total assets	1,147,660	1,026,364	934,009	847,131	694,999
Unpaid losses and loss adjustment expenses	616,444	586,647	504,779	439,673	393,493
Unearned premiums	124,189	122,259	111,459	115,198	97,983
Loans payable	36,328	38,932	38,646	38,139	37,810
Total liabilities	872,148	806,236	701,622	647,805	571,552
Total shareholders' equity	275,512	220,128	232,387	199,325	123,447
GAAP Underwriting Ratios:					
Loss and loss adjustment expense ratio (1)	57.9%	63.1%	61.3%	62.9%	61.4%
Expense ratio (2)	41.5%	42.9%	36.1%	34.6%	36.3%
Combined ratio (3)	99.4%	106.0%	97.4%	97.5%	97.7%
Other Data:					
Return on average shareholders' equity (4)	10.8%	6.6%	13.5%	12.4%	13.0%
Debt to total capitalization ratio (5)	11.8%	15.2%	14.4%	16.3%	24.2%
Net written premiums to equity (6)	0.6X	0.8X	0.7X	0.8X	1.2X

(1) *Loss and loss adjustment expenses ratio*: The loss and loss adjustment expenses ratio, expressed as a percentage of loss and loss adjustment expenses to net earned premiums.

(2) *Expense ratio*: The expense ratio is the ratio, expressed as a percentage, of acquisition and other operating expenses less fee income to net earned premiums. Our reported expense ratio excludes certain holding company expenses such as interest expense as well as other corporate expenses.

(3) *Combined ratio*: The combined ratio is the sum of the losses and loss adjustment expenses ratio and the expense ratio.

(4) *Return on American Safety Insurance Holdings, Ltd. average shareholders' equity*: Return on average shareholders' equity is the ratio, expressed as a percentage, of net earnings, excluding realized gains and losses, to the average of the beginning of period and end of period total shareholders' equity, excluding accumulated other comprehensive income.

(5) *Debt to total capitalization ratio*: The debt to total capitalization ratio, is the ratio, expressed as a percentage, of total debt to the sum of total debt and shareholders' equity. The Company's total debt consists solely of loans payable.

(6) *Net written premiums to equity:* The net written premiums to equity is the ratio of net written premiums to the total shareholders' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We segregate our business into insurance operations and other, with the insurance operations being further classified into three divisions: excess and surplus lines (E&S), alternative risk transfer (ART) and assumed reinsurance (Assumed Re). E&S consists of seven business lines: property, environmental, construction, products liability, excess, surety and healthcare. ART consists of two business lines: specialty programs and fully funded. Assumed Re consists of specialty property and casualty business assumed from unaffiliated specialty insurers and reinsurers. Other includes lines of business that we no longer write (run-off) as well as real estate and other ancillary product lines. Prior year amounts have been reclassified to conform to the current year presentation.

Within the E&S division we provide property and general liability coverage across specialty classes of business. The classes of business include environmental, construction, products liability, excess casualty, surety and healthcare. Our environmental business provides general, professional and pollution liability to contractors, consultants and property owners. Construction provides commercial general liability insurance coverages for residential and commercial contractors. Products liability offers general liability and product liability coverages for smaller manufacturers and distributors, non-habitational real estate and certain real property owner, landlord and tenant risks. Excess provides excess and umbrella liability coverages over our own and other carriers' primary casualty policies, with a focus on construction risks. Surety provides payment and performance bonds primarily to the environmental remediation and construction industries. Healthcare provides customized liability insurance solutions primarily for long-term care facilities.

In our ART division, specialty programs facilitate the offering of insurance to homogeneous niche groups through third party program managers. Our fully funded business allows insureds to self-insure their risks through the posting of collateral. We are paid a fee to front this business.

In our Assumed Re division, the Company provides traditional specialty property and casualty reinsurance for unaffiliated specialty insurers and reinsurers with a focus on small specialty insurers, risk retention groups and captives.

The Other segment consists of amounts associated with the Company's investment in real estate which was essentially completed in 2005, and lines of business that we have placed in run-off, such as workers' compensation, excess liability insurance for municipalities and certain commercial lines.

The Company measures all segments using net earnings. The reportable insurance operations segments are measured by net premiums earned, incurred losses and loss adjustment expenses and acquisition expenses. Assets are not allocated to the reportable insurance operations segments.

The following information is presented on the basis of accounting principles generally accepted in the United States of America ("GAAP") and should be read in conjunction with "Business" and "Risk Factors," and our consolidated financial statements and the related notes included elsewhere in this report. All amounts and percentages are rounded.

Consolidated Results of Operations

Net earnings for the year of $24.3 million, or $2.30 per diluted share includes net favorable development recognized in 2009 with respect to prior accident years of $4.5 million. Construction general liability business, excluding construction defect, for accident years 2006 and prior, recognized favorable development of $14.1 million, which was offset by adverse development in environmental business and the ART and Reinsurance divisions. The development within the ART segment was primarily attributable to a discontinued program. The development for the Assumed Reinsurance segment was primarily attributable to one D&O contract written in 2007 that we terminated in 2008. Also during 2009, we re-estimated our ceded loss ratios for business written in 2009 and recorded a $4.0 million adjustment increasing our net losses. Additionally, the tax provision includes a $0.9 million benefit representing a partial reversal of the valuation allowance established in 2008 for realized investment losses.

Net earnings for 2008 of $0.3 million, or $0.03 per fully diluted share, were impacted by $14.3 million of net realized losses on investments primarily due to other-than-temporary impairment of investments, $5.4 million of net adverse development from prior year loss reserves and the $1.6 million of reinstatement premium and a $2.5 million charge related to reinsurance recoverables.

The following table sets forth the Company's consolidated premium and total revenue information:

	Years Ended December 31,		
	2009	2008	2007
	(dollars in thousands)		
Net earned premiums:			
Excess and Surplus	91,970	92,976	111,704
Alternative Risk Transfer	40,612	38,695	27,737
Assumed Reinsurance	36,026	42,544	9,352
Runoff	(91)	256	-
Total Net Earned Premiums	$168,517	$174,471	$148,793
Net investment income	30,554	29,591	30,268
Net realized gains (losses)	163	(14,348)	(311)
Fee Income	5,448	2,632	2,145
Other income	51	(24)	66
Total Revenues	$ 204,733	$192,322	$180,961

The following table sets forth the Company's consolidated expenses:

	Years Ended December 31,		
	2009	2008	2007
	(dollars in thousands)		
Total Expenses:			
Loss and loss adjustment expenses incurred	$ 97,646	$110,146	$ 91,184
Acquisition expenses	37,203	43,484	28,872
Payroll and related expenses	22,661	19,891	17,268
Interest expense	3,193	3,163	3,283
Other underwriting expenses	15,412	13,991	9,684
Corporate and other expenses	3,375	153	2,986
Income taxes	541	31	737
Total expenses	$180,031	$190,859	$154,014

The following table sets forth the components of the Company's insurance operations GAAP combined ratio for the periods indicated:

	Years Ended December 31,		
	2009	2008	2007
Insurance operations:			
Loss & loss adjustment expense ratio	57.9%	63.1%	61.3%
Expense ratio	41.5	42.9	36.1
Combined ratio	99.4%	106.0%	97.4%

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

The combined ratio for 2009 was 99.4% with improvements in both the loss ratio and expense ratio. The 2009 loss ratio improved to 57.9% compared to 63.1% in 2008 while the 2009 expense ratio was 41.5% compared to 42.9% in 2008. Accident year loss ratios for 2009 and 2008 were 60.5% and 60.0%, respectively and are reflective of business mix changes, combined with pricing levels. The reduction in expense ratio is primarily due to lower acquisition costs in our assumed reinsurance business due to a shift in business to excess of loss from quota share, as well as increased fee income.

Net Earned Premiums

Net earned premiums totaled $168.5 million in 2009, compared to $174.5 million in 2008. E&S totaled $92.0 million, a slight decrease from the same period in 2008; ART added $40.6 million, a 5% increase over the 2008 period; Assumed Reinsurance totaled $36.2 million, a 15.3% decrease from 2008. The decrease in earned premium for the Excess and Surplus lines division was due to market conditions where pricing has been increasingly competitive resulting in reduced premium written. The Alternative Risk Transfer division's increase in earned premium was due to new programs. The Assumed Reinsurance division's decrease in earned premium was due to a business mix shift from quota share to excess of loss. Excess of loss reinsurance generally results in less premium to the reinsurer and accordingly reduced expenses.

Fee Income Earned

Fee income earned increased 107.0% to $5.4 million for the year ended December 31, 2009 compared to $2.6 million for 2008. The increase is primarily attributable to growth in our fully funded business. Our platform allows us to offer multiple solutions to the customer and in this soft market we have been able to leverage our financial strength ratings and generate additional fee income.

Net Investment Income

Net investment income increased 3.3% to $30.6 million for the year ended December 31, 2009 compared to $29.6 million for 2008 due to higher average invested assets. Average invested assets increased to $712.1 million as of December 31, 2009 from $645.5 million as of December 31, 2008. The increase in invested assets was due primarily to $53.4 million of cash flow from operations. This increase to the portfolio was offset in terms of investment income by yield compression in 2009. The average pre-tax investment yield decreased to 4.3% for 2009 from 4.6% for 2008.

Net Realized Gains (Losses)

Net realized gains for the period ended December 31, 2009 were $0.2 million. The $14.3 million net realized losses in 2008 included other-than-temporary-impairment charges of $13.7 million and realized losses of $1.4 million partially offset by net realized gains of $0.8 million. All but $0.4 million of the impairment related to securities issued by companies in the financial services sector.

Losses and Loss Adjustment Expenses

Losses and loss adjustment expenses totaled $97.6 million or 57.9% of net earned premiums for the year ended December 31, 2009 compared to $110.1 million and 63.1% in 2008. 2009 results include $4.5 million net favorable adjustments to prior year loss reserves as shown below. Also during 2009, we recorded a $4.0 million decrease in 2009 ceded losses, thus increasing our net losses by the same amount.

The table below sets forth the prior year reserve development for the years ended December 31, 2009 and 2008 (dollars in thousands):

	Years Ended December 31,	
	2009	2008
E & S	$(12.6)	$ 5.2
Alternative Risk Transfer	1.5	(1.9)
Reinsurance	5.7	-
Runoff	0.9	2.1
Total	$(4.5)	$ 5.4

See "Business-Losses and Loss Adjustment Expenses Reserves" and Note 13 to the Company's consolidated financial statements for additional information regarding the Company's reserves for unpaid losses and loss adjustment expenses.

Acquisition Expenses

Policy acquisition expenses are commissions paid to our producers, offset by ceding commissions we receive from our reinsurers. Policy acquisition expenses also include premium taxes paid to states in which we are admitted to conduct business. Policy acquisition expenses decreased to $37.2 million for the year ended December 31, 2009 as compared to $43.5 million for the same period of 2008, and, as a percentage of net premiums earned, decreased to 22.1% for the year ended December 31, 2009 compared to 24.9% for the same period of 2008. The decrease year over year is the result of less gross written premium in 2009 as compared to 2008 while the percentage decrease is primarily due to lower acquisition costs in our assumed reinsurance business resulting from a shift in business mix.

Payroll, Corporate and Other Underwriting Expenses

Payroll, corporate and other underwriting expenses increased 21.8% to $41.4 million for the year ended December 31, 2009, compared to $34.0 million for the same 2008 period. Payroll expense increased primarily due to the 2009 cash incentive compensation accrual of $2.5 million. In 2008 management did not pay any cash incentive compensation. Other underwriting expenses increased to $15.4 million due to a $1.6 million bad debt write-off related to a legacy program. The increase in corporate and other expenses to $3.4 million was due to an adjustment made in 2008 for $2.8 million, reducing a warranty liability established in 2004 associated with our former real estate project in Florida.

Income taxes

Income tax expense totaled $0.5 million or 2.2% and $0.03 million, or 9.0% of pre-tax earnings for the years ended December 31, 2009 and 2008, respectively. The lower tax rate is primarily a result of the reduction of the valuation allowance established in 2008 for capital losses on investments by $0.9 million.

Operations by Geographic Location

The Company operates through its subsidiaries in the U.S. and Bermuda. Significant differences exist in the regulatory environment in each country. The table below describes the Company's operations by geographic location for the years ended December 31, 2009 and 2008 (dollars in thousands):

December 31, 2009	U.S.	Bermuda	Total
Income Tax	$ 541	$ -	$ 541
Net earnings attributable to American Safety Insurance Holdings, Ltd	4,000	20,325	24,325
Assets	602,629	545,031	1,147,660
Equity	94,384	181,128	275,512

December 31, 2008	U.S.	Bermuda	Total
Income Tax	$ 31	$ -	$ 31
Net earnings attributable to American Safety Insurance Holdings, Ltd	$ (6,920)	$ 7,230	$ 310
Assets	$ 597,725	$ 428,639	$1,026,364
Equity	$ 83,520	$ 136,608	$ 220,128

Net Earnings. Net earnings from Bermuda operations increased to $20.3 million for the year ended December 31, 2009, compared to $7.2 million for 2008, due to 2008 realized losses on investments of $7.3 million, as well as lower underwriting profit in 2008. The U.S. operations had net earnings of $4.0 million for the year ended December 31, 2009, compared to a net loss of $6.9 million for 2008, primarily due to realized gains on investments in 2009 of $2.7 million, compared to 2008 realized losses of $7.0 million.

Assets. Assets from Bermuda operations increased to $545.0 million at the end of 2009 compared to $428.6 million at the end of 2008. This increase is primarily due to earnings from operations and increased market value of investment assets. Assets from U.S. operations at the end of 2009 increased to $602.6 million as compared to $597.7 million at the end of 2008 due to earnings for 2009.

Equity. Equity in the Bermuda operations was $181.1 million at the end of 2009 compared to $136.6 million at the end of 2008 due to unrealized gains of $14.9 million. Equity of U.S. operations increased to $94.4 million at the end of 2009 from $83.5 million at December 31, 2008 due to unrealized gains of $10.5 million.

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

Consolidated Results of Operations

Net earnings attributable to American Safety Insurance Holdings, Ltd for the year ended December 31, 2008 were $0.3 million, or $0.03 per diluted share, compared to net earnings attributable to American Safety Insurance Holdings, Ltd of $28.2 million, or $2.56 per diluted share, for 2007. Net earnings for 2008 include pre-tax charges of $23.8 million and are comprised of: (1) $14.3 million of net realized losses on investments, (2) $5.4 million of prior year adverse reserve development, (3) $1.6 million of reinsurance reinstatement premium and (4) $2.5 million provision to increase the valuation allowance on reinsurance recoverables. The 2007 results were impacted by $2.2 million of adverse prior year reserve development and $2.3 million of reinsurance premiums.

The 2008 combined ratio was 106.0%, composed of a loss ratio of 63.1% and an expense ratio of 42.9% compared to the 2007 combined ratio of 97.4% composed of a 61.3% loss ratio and 36.1% expense ratio. The 2008 adjustments discussed above increased the combined ratio by 4.7 percentage points. Also during 2008 the market continued to decline in terms of pricing and competition for premium volume increased and accordingly, pressure on the expense ratio increases. The 2007 combined ratio was impacted by approximately 2.6 percentage points due to adjustments noted above.

During 2008, 33.4% of gross premiums written, compared to 16.7% for 2007, were generated by new products as part of our product diversification strategy, primarily assumed reinsurance and healthcare. As a result, the expense component of the combined ratio has increased due to our investment in these products and will remain higher than historical levels until we achieve critical mass for these products.

Revenues for the year were $192.3 million, an increase of 6.3% over 2007. Excluding net realized losses on investments, revenues for the year were $206.7 million, an increase of $25.4 million, or 14.0%, over 2007, due to increased net premiums earned. Net premiums earned from our lines of business entered since 2006 totaled $56.8 million, an increase of $44.0 million over 2007. The increase from the newer lines was partially offset by a decrease in other lines, including a $29.1 million decrease in our construction line

Net Premiums Earned

Net premiums earned totaled $174.5 million in 2008, compared to $148.8 million in 2007, an increase of 17.3%. Net premiums earned by line of business are described below:

Excess and Surplus Lines

In the environmental product net premiums earned decreased by $2.4 million as part of an underwriting review in this product resulting in us ceasing to write contractor business in New York. Additionally net premiums earned for 2008 and 2007 were negatively affected by $1.6 million and $2.3 million, respectively, of additional premiums ceded to reinsurers as a result of large losses, primarily related to New York business. For the construction product, net premiums earned decreased 43.8% to $37.4 million for the year ended December 31, 2008 primarily due to our underwriting discipline in a soft insurance market, coupled with the decline in the housing market.

Other new products launched in recent years increased earned premium as products liability produced $5.0 million of net premiums earned in 2008 compared to $2.4 million in 2007. Excess casualty net premiums earned increased approximately $0.3 million, property premium increased $4.5 million and surety increased $2.1 million. The increase in surety premiums was due to the Company continuing to focus its growth efforts in the environmental contractor surety market due to the lack of capacity serving this segment of the market. Lastly, as part of the diversification strategy we acquired 100% of the membership interests of LTC Risk Management, LLC and LTC Insurance Services, LLC ("LTC Group"). The LTC Group, now known as ASI Healthcare, provides insurance and risk management solutions for the long-term care industry. Net premiums earned for the period ended December 31, 2008 were $3.6 million.

Alternative Risk Transfer

Net premiums earned increased 39.5% to $38.7 million for the year ended December 31, 2008 compared to $27.7 million for 2007. Net premiums earned increased primarily due to the full year impact of the July 1, 2007 casualty reinsurance treaty that increased retention levels on selected programs. During 2008, the Company added four (4) new programs and had fifteen (15) active programs as of December 31, 2008 compared to twelve (12) active programs at December 31, 2007. The Company's focus on its specialty programs business line is on insurance programs that allow the Company to participate in underwriting profits, while also earning fee income as the policy issuer.

Assumed Reinsurance

The Company began writing third party assumed reinsurance in 2007. Net premiums earned for the year ended December 31, 2008 totaled $42.5 million compared to $9.4 million in 2007 due to increased assumed reinsurance premiums written as the Company builds this line of business. The Company's primary focus is on traditional casualty reinsurance for small specialty insurers, risk retention groups and captives. For the year ended December 31, 2008, gross premiums written as a percentage of total assumed reinsurance gross premiums written were 1.6%, 20.6% and 77.8% for facultative, excess of loss and quota share, respectively.

Fee Income Earned

Fee income earned increased 22.7% to $2.6 million for the year ended December 31, 2008 compared to $2.1 million for 2007. The increase is primarily attributable to consulting fees earned through our Ordinance subsidiary, which was acquired during the third quarter of 2007, as well as brokerage fees earned from the ASI Healthcare acquisition.

Net Investment Income

Net investment income decreased 2.2% to $29.6 million for the year ended December 31, 2008, from $30.3 million for 2007 due to lower investment yields, despite increases in the Company's invested assets. Average invested assets increased to $645.5 million as of December 31, 2008 from $584.2 million as of December 31, 2007. The increase in invested assets was due primarily to $101.0 million of cash flow from operations. The average pre-tax investment yield decreased from 5.2% for 2007 to 4.6% for 2008.

Net Realized Losses

The $14.3 million net realized losses in 2008 includes other-than-temporary-impairment charges of $13.7 million and realized losses of $1.4 million from the sale of investments due to credit concerns about the financial services sector partially offset by net realized gains of $0.8 million. All but $0.4 million of the impairment relates to securities issued by companies in the financial services sector. Net realized losses in 2007 totaled $0.3 million.

Losses and Loss Adjustment Expenses

Losses and loss adjustment expenses totaled $110.1 million or 63.1% of net premiums earned for the year ended December 31, 2008 compared to $91.2 million and 61.3% in 2007. The $18.9 million increase in losses and LAE is due to higher net earned premiums and $5.4 million of prior year adverse reserve development.

The table below sets forth the prior year adverse reserve development for the years ended December 31, 2008 and 2007 (dollars in thousands):

	Years Ended December 31,	
	2008	**2007**
E & S	$ 5.2	$ 3.1
Alternative Risk Transfer	(1.9)	(0.1)
Runoff	2.1	(0.8)
Total	$5.4	$ 2.2

The 2008 prior year adverse reserve development primarily relates to accident years 2002 through 2006 for environmental contractor business written in New York. In 2008, the Company decided to exit the New York contractor business by non-renewing policies. The adverse development in the runoff line relates to increased estimates of workers' compensation claims related to site cleanup activities following the terrorist attack in New York on 9/11. The adverse development is partially offset by decreases in special programs primarily related to the pest control program.

The 2007 prior year adverse reserve development for the environmental line primarily relates to increased claim activity on 2004 claims for environmental contractors in New York. This development was partially offset by decreases in construction, surety and runoff business lines reserves.

See "Business-Losses and Loss Adjustment Expenses Reserves" and Note 12 to the Company's consolidated financial statements for additional information regarding the Company's reserves for unpaid losses and loss adjustment expenses.

Acquisition Expenses

Policy acquisition expenses increased to $43.5 million for the year ended December 31, 2008 from $28.9 million for 2007. Policy acquisition expenses as a function of net premiums earned increased to 24.9% for the year ended December 31, 2008 from 19.4% for 2007. The increase is due to the change in the mix of business and increased acquisition expense in the ART division. The proportion of premiums generated by our assumed reinsurance division, which is currently comprised primarily of quota share reinsurance treaties that carry higher acquisition expenses, resulted in an increase in acquisition expenses of $9.4 million. The increase related to the ART division was due to a change in our reinsurance structure for specialty programs from quota share, where we received a ceding commission to excess of loss, where no ceding commission is received. Specialty programs acquisition expenses increased by $7.8 million. Partially offsetting this increase was a decrease in acquisition expense in the E&S division relative to our construction line of business of $5.5 million due to a 43.8% reduction in net premiums earned.

Payroll, Corporate and Other Underwriting Expenses

Payroll and other underwriting expenses increased 25.6% to $33.9 million for 2008, compared to $27.0 million for 2007. The increase is due to normal salary increases, increased headcount primarily from the addition of new product lines and acquisitions added with the Company's product diversification strategy, the increase in the allowance established for reinsurance recoverables and higher depreciation, amortization and software maintenance expenses. Corporate and other expenses were $0.2 million and $3.0 million for the periods ended December 31, 2008 and 2007, respectively. The decrease was due to the $2.8 million reversal of an accrued warranty liability established in 2004 in connection with our former real estate project in Florida.

Income taxes

Income tax expense totaled $0.03 million or 9.1% and $0.7 million, or 2.5% of pre-tax earnings for the years ended December 31, 2008 and 2007, respectively. The reduction in income tax expense is primarily the result of the prior year reserve development and the allowance for reinsurance recoverables, which reduced taxable income in our U.S. subsidiaries. During the year ended December 31, 2008, the Company established a deferred tax asset of $2.6 million related to realized losses on securities held and established a valuation allowance for the same amount as it determined that it is not more likely than not that all of the deferred tax asset related to realized losses on securities held will be realized.

Operations by Geographic Location

The Company operates through its subsidiaries in the U.S. and Bermuda. Significant differences exist in the regulatory environment in each country. The table below describes the Company's operations by geographic location for the years ended December 31, 2008 and 2007 (dollars in thousands):

December 31, 2008	U.S.	Bermuda	Total
Income Tax	$ 31	$ -	$ 31
Net earnings attributable to American Safety Insurance Holdings, Ltd	$ (6,920)	$ 7,230	$ 310
Assets	$ 597,725	$ 428,639	$1,026,364
Equity	$ 83,520	$ 136,608	$ 220,128

December 31, 2007	**U.S.**	**Bermuda**	**Total**
Income Tax	$ 737	$ -	$ 737
Net earnings attributable to American Safety Insurance Holdings, Ltd	$ 2,009	$ 26,183	$ 28,192
Assets	$550,485	$383,524	$934,009
Equity	$ 74,887	$157,500	$232,387

Net Earnings. Net earnings from Bermuda operations decreased to $7.2 million for the year ended December 31, 2008, compared to $26.2 million for 2007, due to an increase of $6.8 million related to net realized losses on investments, as well as lower gross underwriting profit of $17.6 million due to higher loss and loss adjustment expenses along with higher acquisition expense. The U.S. operations incurred a net loss of $6.9 million for the year ended December 31, 2008, compared to net earnings of $2.0 million for 2007, primarily due to an increase of $7.3 million related to net realized losses on investments and an increase of $2.2 million from prior year adverse reserve development.

Assets. Assets from Bermuda operations increased to $428.6 million at the end of 2008 compared to $383.5 million at the end of 2007. This increase is primarily due to the 2008 net earnings, along with the increased cash flow from operations due to the increase in net premiums written. Assets from U.S. operations at the end of 2008 increased to $597.7 million as compared to $550.5 million at the end of 2007 due to higher cash flow from operations due primarily to the increase in net premiums written.

Equity. Equity of the Bermuda operations decreased to $136.6 million at the end of 2008 compared to $157.5 million at the end of 2007 due to higher net unrealized losses on the investment portfolio together with capital of $14.6 million transferred to the U.S operations as discussed below. Equity of U.S. operations increased to $83.5 million at the end of 2008 from $74.9 million at December 31, 2007 due to capital contributions of $14.6 million from the parent, $8.6 million of which was used to acquire the LTC Group, partially offset by current year losses.

Fair Value Measurements

As management is ultimately responsible for determining the fair value measurements for all securities, we selectively validate prices received by comparing the fair value estimates to our knowledge of the current market and investigate prices deemed not to be representative of fair value.
Assets measured at fair value on a recurring basis are summarized below:

As of December 31, 2009
Fair Value Measurements Using
(dollars in thousands)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed maturities	$28,203	$644,075		$672,278
Equities securities	5,808		5,082	10,890
Short term investments	67,257	-	-	67,257
Total	$101,268	$644,075	$ 5,082	$750,425
Derivatives	$ -	$ 2,736	$ -	$ 2,736

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(dollars in thousands)

Level 3 Financial Instruments	Fixed Maturities	Equities
Balance at December 31, 2008	$ 7,407	$ 5,082
Total gains (losses) (realized/unrealized):		
Included in earnings		
Included in other comprehensive income		
Net purchases, sales & distributions	(7,407)	-
Net transfers in (out of) Level 3		
Balance at December 31, 2009	$ 0	$ 5,082
Change in net unrealized gains relating to assets still held at reporting date		

On a quarterly basis, we evaluate whether the fair values of the Company's individual securities are other-than-temporarily impaired when the fair value is below amortized cost. To make this assessment we consider several factors including (i) our intent and ability to hold the security, (ii) the potential for the security to recover in value, (iii) an analysis of the financial condition of the issuer, (iv) an analysis of the collateral structure and credit support of the security, if applicable, (v) the time during which there has been a decline below cost, and (vi) the extent of the decline below cost. If we conclude a security is other-than-temporarily impaired, we write down the amortized cost of the security to fair value, with a charge to net realized investment losses in the Consolidated Statements of Operations.

After a review of the individual securities in the investment portfolio, the Company recorded $0.05 million of net realized losses due to other-than-temporary-impairment on one fixed maturity. The analysis to determine other-than-temporary-impairment was completed on all securities with additional focus on securities with unrealized losses greater than 30% of book value and securities whose unrealized loss was greater than 20% of book value for more than three months.

Liquidity and Capital Resources

The Company meets its cash requirements and finances its growth principally through cash flows generated from operations. Due to the soft market, the Company has experienced a reduction in premium rates due to the entrance of new insurance competitors and overall market conditions. The Company's primary sources of short-term cash flow are premium writings and investment income. Short-term cash requirements relate to claims payments, ceded reinsurance premiums, commissions, salaries, employee benefits and other operating expenses. Due to the uncertainty regarding the timing and amount of settlements of unpaid claims, the Company's future liquidity requirements may vary; therefore, the Company has structured its investment portfolio maturities to mitigate the variations in those factors. The Company believes its current cash flows are sufficient for the short-term needs of its business and its invested assets are sufficient for the long-term needs of its insurance business.

Net cash provided by operations was $53.3 million for the year ended December 31, 2009 and $101.0 million for the year ended December 31, 2008. The cash flow from operations decreased in 2009 compared to 2008 primarily due to two components: (1) net paid losses in 2009 were higher than 2008 due to increased retentions and the assumed reinsurance division transitioning from start-up mode to a more mature operation, and, (2) funds on deposit posted to support the assumed reinsurance segment. Funds held shown in Other Assets on the balance sheet increased $18.9 million due to increased funds on deposit for collateral in our reinsurance operations.

Net cash used in investing activities was $31.5 million for the year ended December 31, 2009, compared to net cash used in investing activities of $93.8 million for the same period of 2008. The decrease in net cash used in investing activities was primarily due to less cash generated from operations to be invested.

Our ability to pay future dividends to shareholders will depend, to a significant degree, on the ability of our subsidiaries to generate earnings from which to pay dividends. The jurisdiction in which we and our insurance and reinsurance subsidiaries are domiciled places limitations on the amount of dividends or other distributions payable by insurance companies in order to protect the solvency of insurers. Given the capital requirements associated with our business plan, we do not anticipate paying dividends on the common shares in the near future.

Contractual Obligations

Our contractual obligations (in thousands of dollars) as of December 31, 2009 were:

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Loans Payable	$ 36,328	$ -	$ -	$ -	$36,328
Interest (1)	37,681	2,455	2,982	2,982	29,262
Operating leases	5,981	1,542	2,914	1,525	
Gross loss reserves (2)	616,444	131,056	258,413	38,281	188,693
Total contractual obligations	$696,434	$135,053	$264,309	$42,788	$254,283

(1) The above table includes all interest payments through the expiration of debt instruments. All amounts are reflected based on final maturity dates. Variable rate interest obligations are estimated based on current interest rates. As a result of applying interest rates based on the current LIBOR rate plus the contractual spread for each capital trust, the interest rates were 4.5%, 4.2% and 8.3% for American Safety Capital Trust, American Safety Capital Trust II and American Safety Capital Trust III, respectively as of December 31, 2009. These rates are used to calculate the variable interest rate obligations through maturity

(2) The above table includes the expected settlement of our gross loss reserves. The Company relies on reinsurance to reduce current risk exposures. The expected payoff of gross loss reserves net of reinsurance recoverables is as follows: total $420.4 million; $107.8 million less than a year; $229.9 million; 1-3 years, $37.5 million; 3-5 years and $45.0 million; more than 5 years. More information about our unpaid loss and loss adjustment expenses appears in Note 12 to our consolidated financial statements.

For these purposes, routine purchases of services, including insurance, that are expected to be used in the ordinary course of the Company's business have been excluded. More information about our contractual obligations appears in Notes 8 and 11 to our consolidated financial statements.

Recent Accounting Pronouncements

See Note 1(n), "Summary of Significant Accounting Polices," to the Company's consolidated financial statements included herein for a discussion on recent accounting pronouncements.

Critical Accounting Policies

The accounting policies described below are those we consider critical in preparing our financial statements. These policies include significant estimates made by management using information available at the time the estimates are made. However, as described below, these estimates could change materially if different information or assumptions were used and there is no assurance that actual results will not differ materially from the estimates.

Investments. We routinely review our investments that have experienced declines in fair value to determine if the decline is other than temporary. These reviews are performed with consideration of the facts and circumstances of an issuer in accordance with the Securities and Exchange Commission ("SEC"), Accounting for Non-Current Marketable Equity Securities; ASC-320-10-05, Accounting for Certain Investments in Debt and Equity Securities; and Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments; and related guidance. The identification of distressed investments and the assessment of whether a decline is other than temporary, involve significant management judgment and require evaluation of factors including but not limited to:

- percentage decline in value and the length of time during which the decline has occurred;
- recoverability of principal and interest;
- market conditions;
- ability and intent to hold the investment to recovery;
- a pattern of continuing operating losses of the issuer;
- rating agency actions that affect the issuer's credit status;
- adverse changes in the issuer's availability of production resources, revenue sources, technological conditions; and
- adverse changes in the issuer's economic, regulatory or political environment.

The Company routinely monitors and evaluates the difference between the cost and fair value of its investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger more intensive monitoring to determine if a decline in market value is other than temporary ("OTTI"). For investments with a market value below cost, the process includes evaluating the length of time and the extent to which cost exceeds market value, the prospects and financial condition of the issuer, and evaluation for a potential recovery in market value, among other factors. This process is not exact and further requires consideration of risks such as credit risk and interest rate risk. Therefore, if an investment's cost exceeds its market value solely due to changes in interest rates, impairment may not be appropriate.

The OTTI is split between a credit loss portion and a portion due to other factors like liquidity and market interest rate changes. The credit portion of the OTTI is the difference between the amortized cost of the debt security and the present value of the estimated cash flows to be received from the security and is charged to expense. The non-credit portion is recorded in a new category of other comprehensive income ("OCI"), net of applicable deferred taxes, separately from unrealized gains and losses on available-for-sale ("AFS") securities.

Effective January 1, 2008, on a prospective basis, we determined the fair values of certain financial instruments based on the fair value hierarchy established in Statement of Financial Accounting Standard 157, "Fair Value Measurements" ("ASC 820-10-15"). ASC 820-10-15 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1: quoted price (unadjusted) in active markets for identical assets.

Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumption about the assumptions that market participants would use in pricing an asset or liability.

ASC 820-10-15 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Our Level 1 instruments are primarily U.S. Treasuries, money market funds and equity securities listed on stock exchanges. We use quoted prices for identical instruments to measure fair value.

Our Level 2 instruments include most of our fixed income securities, which consist of U.S. government agency securities, municipal bonds, certain corporate debt securities, and certain mortgage and asset-backed securities. We measure fair value of our Level 2 instruments using quoted prices of securities with similar characteristics.

Our Level 3 instruments include certain fixed maturity securities and an investment in an unrelated third party insurance entity. Fair value is based on internally developed criteria that use assumptions or other data that are not readily observable from objective sources.

The Company's portfolio managers routinely monitor and evaluate the difference between the cost and fair value of our investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger more intensive monitoring to determine if a decline in market value is other than temporary. For investments with a market value below cost, the process includes evaluating the length of time and the extent to which cost exceeds market value, the prospects and financial condition of the issuer, and evaluation for a potential recovery in market value, among other factors. As a result, management concluded that the recoverability of the principal and interest on these investments is reasonably assured and no additional impairments needed to be recognized.

At December 31, 2009, mortgage backed securities comprised 26.0% of the entire portfolio. All mortgage backed securities are issued by agencies of the U.S. Government or government sponsored entities. The Company's investment in corporate debt securities totaled $274.1 million with $163.4 million in the industrial sector, $39.2 million in the financial sector, $39.2 million in utilities and $32.3 million in other securities. One of the largest issuers is Verizon Communications, having a par value of $6.2 million. The Company also has concentrations to the financial services sector with the largest single security being JP Morgan Chase & Co., with a par value of $7 million. U.S. Government securities were 13.4% of the total portfolio.

Reserves. Claims made policies provide coverage for claims that are incurred and reported during the policy period. Occurrence form policies provide coverage for claims that occur during the policy period regardless of when they are reported. Certain of our insurance policies and reinsurance assumed are occurrence policies and therefore may be subject to claims brought years after an incident has occurred or the policy period has ended. We are required to maintain reserves to cover the unpaid portion of our ultimate liability for losses and loss adjustment expenses with respect to (i) reported claims and (ii) incurred but not reported (IBNR) claims. A full actuarial analysis is performed annually to estimate all of our unpaid losses and loss adjustment expenses under the terms of our contracts and agreements. In evaluating whether the reserves are adequate for unpaid losses and loss adjustment expenses, it is necessary to project future losses and loss adjustment expenses payments. It is probable that the actual future losses and loss adjustment expenses will not develop exactly as projected and may, in fact, vary materially from the projections.

With respect to reported claims, reserves are established on a case-by-case basis. The reserve amounts on each reported claim are determined by taking into account the circumstances surrounding each claim and policy provisions relating to the type of loss. Loss reserves are reviewed on a regular basis, and as new information becomes available, appropriate adjustments are made to reserves. See "Business-Losses and Loss Adjustment Expense Reserves" for a description of reserve methodology.

The Company does not write a material amount of short-tail business. Short-tail business is defined as business for which claims are received and settled within one year. Total net reserves for short tail business and as of December 31, 2009 were approximately 2.1% of total net reserves. In the aggregate, our primary long-tail lines are construction, where we offer general liability insurance to construction contractors and environmental where we offer general liability and professional liability insurance to environmental contractors and consultants.

Because the Company primarily writes long-tail business, the current year ultimate loss reserve is developed using the expected loss ratio method. The method is appropriate because there are very few claims reported from the most recent accident year for long-tail lines of business. The expected loss ratio is determined based on the review of the projected ultimate loss ratios for the prior accident years. At December 31, 2009 the carried loss and loss adjustment expense reserves for accident years prior to 2009 were determined largely based on the indications produced by the Bornhuetter-Ferguson method because of the additional claims experience gained as the business line matures.

On a quarterly basis, the Company's in-house actuary performs a review of our major lines of business. The evaluation entails the examination of our current actuarial assumptions compared to actual claim activity. If there is a material deviation from actual emerged losses and the actuarially determined expected losses, further research is completed to determine the cause. Discussions with the claims staff and the underwriting staff about these deviations, in some cases, reveal trends that warrant modifications of the current assumptions about loss development patterns and or expected loss ratios.

As part of our year-end process, the Company has an external actuarial firm review the analysis prepared by our internal actuary and it issues an actuarial opinion on the insurance operating companies' reserve adequacy.

The carried gross loss reserves by division are as follows (in thousands of dollars):

	December 31, 2009				
	Loss		Loss Adjustment		Total
	Case	IBNR	Case	IBNR	Case and IBNR
E & S	$ 44,904	$187,837	$15,367	$125,225	$373,333
ART	32,872	74,073	10,390	49,382	166,717
Assumed Reinsurance	14,984	35,844	38	8,961	59,827
Runoff	8,556	4,527	466	3,018	16,567
Total	$101,316	$302,281	$26,261	$186,586	$616,444

	December 31, 2008				
	Loss		Loss Adjustment		Total
	Case	IBNR	Case	IBNR	Case and IBNR
E & S	$39,793	$189,918	13,332	126,611	$369,654
ART	26,264	69,977	8,350	46,651	151,242
Assumed Reinsurance	6,512	31,693	1,628	7,923	47,756
Runoff	7,409	6,083	448	4,055	17,995
Total	$79,978	$297,671	$23,758	$185,240	$586,647

Construction: In addition to evaluating the loss reserves on all exposures on a combined basis the actuarial staff evaluated reserves for each of the following exclusive categories: (1) construction defect claims in California; (2) construction defect in all other states; (3) commercial and residential contractors claims other than construction defects; (4) claims in New York state; (5) claims from product liability exposures; (6) claims from habitational risks; and (7) claims from miscellaneous risks.

Construction defect claims in general had a higher frequency, a lower severity and a longer reporting period then other types of claims. The construction defect exposures in California were analyzed separately from other states because of the state's relatively longer statute which makes the claim reporting period longer, and the litigious environment, which makes the claims more expensive. Other commercial and residential contractors' claims tended to be high in severity. The Company wrote New York commercial contractor risks in 1999, 2000 and 2001. Due to the short amount of time we wrote this business and the higher severity in New York claims, the reserves for these exposures are calculated separately. Products liability claims tended to be severe and took a longer time to report. The habitational exposures were mostly slips and falls on the insured premises with low severity and frequency.

Environmental: Most exposures involved common types of bodily injury and property damage claims. These claims tend to be reported sooner but take longer to settle because often times multiple parties are involved in a claim. The loss development patterns and the expected loss ratios are estimated based on our actual emerged losses.

Variability of Loss Reserves Based on Reasonably Likely Assumptions

A number of assumptions were made in the determination of the best reserve estimates for each line of business at December 31, 2009. The key assumptions among them were the expected loss ratios and loss development patterns. If the actual future losses and loss adjustment expenses develop materially differently from those key assumptions, there could be a potential for significant variation in the development of loss reserves. The effect of any specific assumptions can vary by accident year and line of business. We performed sensitivity analyses that tested the effects on the loss reserve position of using alternative loss ratios and loss development patterns rather than those actually used in determining the net carried reserve at December 31, 2009. The tests addressed each major line of business for which a material deviation to the overall reserve position is believed reasonably possible and used what we believed was reasonably likely range of potential deviation for each line of business. If our net carried reserves were to decrease from our best estimate, this would increase our net earnings, while an increase in our net carried reserves would decrease our earnings.

The following table displays the resulting range of possible deviation of the net carried reserves for each division at December 31, 2009 (in thousands of dollars):

		Possible Amount Change From The Carried Reserves		Possible Percentage Change From The Carried Reserves	
	Net Carried Reserves	(Decrease)	Increase	(Decrease)	Increase
E & S Lines:	$291,741	$(50,615)	$33,809	(18.0)%	12.0%
ART [1]	63,175	-	-	0.0	0.0
Reinsurance	53,183	(14,089)	18,087	(26.0)	34.0
Runoff	12,265	(227)	200	(2.0)	2.0
Total Net Reserves	$420,364	$(64,931)	$52,096	(15.4)%	12.4%

[1] Represents 33 different programs with diverse risks. Some programs are discontinued. Each individual program is not material to our total net carried reserves therefore no variability has been shown.

Ceded Reinsurance. Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not relieve us of our legal liability to our policyholders. We continuously monitor the financial condition of our reinsurers. Our policy is to periodically charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from troubled or insolvent reinsurers. We believe that current reserve levels for uncollectible reinsurance are sufficient to cover our exposures.

The following table depicts the effects on our financial position and results of operations of our ceded reinsurance activities (in thousands of dollars):

	Years Ended December 31,		
	2009	**2008**	**2007**
Shareholders' equity as reported	$ 275,512	$ 220,128	$232,387
Net effects of reinsurance	11,993	(1,665)	(861)
Shareholders' equity without reinsurance	$ 287,505	$ 218,463	$231,526
Net earnings attributable to American Safety Insurance Holdings, Ltd	$ 24,325	$ 310	$ 28,192
Effects of reinsurance	11,993	(1,665)	(861)
Net earnings attributable to American Safety Insurance Holdings, Ltd without reinsurance	$ 36,318	$ (1,355)	$ 27,331
Net cash flow from operations	$ 28,872	$ 7,295	$ 8,851

See Part I "Ceded Reinsurance" for additional discussion relative to reinsurance coverage.

Policy Acquisition Costs. We defer commissions, premium taxes and other expenses that are related to the acquisition of insurance contracts. These costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the written premiums as well as investment income.

Deferred Income Taxes. We are required to establish a valuation allowance for the portion of any deferred tax asset that we believe will not be realized. The majority of our deferred taxes associated with our premium writings will be realized over the policy period and payout of related claims. We believe it is more likely than not that we will realize the full benefit of our deferred tax assets, except for deferred tax assets associated with American Safety RRG. See Note 5 to the Company's consolidated financial statements for additional information on deferred tax assets.

Recognition of Premium Income. Our premiums are primarily estimated based upon the annual revenues of the underlying insureds. Additional or return premiums are recognized for differences between provisional premiums billed and ultimate premiums due when a final audit is complete after the policy has expired. Our premiums are recorded ratably over the policy period with unearned premium calculated on a pro rata basis over the lives of the underlying coverages. The Company reviews the collectability of its premium receivables on a quarterly basis.

Income Taxes

We are incorporated under the laws of Bermuda and, under current Bermuda law, are not obligated to pay taxes in Bermuda based upon income or capital gains. We have received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of The Exempted Undertakings Tax Protection Act 1966, which exempts us and our shareholders, other than shareholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation, or any tax in the nature of estate, duty or inheritance until March 28, 2016. Exclusive of our United States subsidiaries, we do not consider ourselves to be engaged in a trade or business in the United States and accordingly, do not expect to be subject to direct United States income taxation. Our U.S. subsidiaries are subject to taxation in the United States.

In July 2006, ASC 740-10-05, Accounting for Uncertainty in Income Taxes, clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This interpretation prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation is not expected to impact the Company's financial statements.

Impact of Inflation

Property and casualty insurance premiums are established before the amount of losses and loss adjustment expenses, or the extent to which inflation may affect such amounts, is known. The Company attempts to anticipate the potential impact of inflation in establishing its premiums and reserves. Substantial future increases in inflation could result in future increases in interest rates, which, in turn, are likely to result in a decline in the market value of the Company's investment portfolio and resulting unrealized losses and/or reductions in shareholders' equity.

Forward Looking Statements

This report contains forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, including insurance market conditions, premium growth, acquisitions and new products and the impact of new accounting standards. Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially, including competitive conditions in the insurance industry, levels of new and renewal insurance business, developments in loss trends, adequacy and changes in loss reserves and actuarial assumptions, timing or collectability of reinsurance recoverables, market acceptance of new coverages and enhancements, changes in reinsurance costs and availability, potential adverse decisions in court and arbitration proceedings, the integration and other challenges attendant to acquisitions, and changes in levels of general business activity and economic conditions.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in equity prices, interest rates, foreign exchange rates and commodity prices. Our consolidated balance sheets include assets whose estimated fair values are subject to market risk. The primary market risks to us are interest rate and credit risk associated with our investments. We have no direct commodity or foreign exchange risk as of December 31, 2009. The estimated fair value of our investment portfolio at December 31, 2009 was $750.4 million, of which 98.5% was invested in fixed maturities and short-term investments and 1.5% was invested in equities.

Interest Rate Risk. Our fixed rate holdings are invested predominantly in high quality government, corporate and municipal bonds with relatively short durations. The fixed rate portfolio is exposed to interest rate fluctuations; assuming all other factors remain constant as interest rates rise, their fair values decline and as interest rates fall, their fair values rise. The changes in the fair market value of the fixed rate portfolio are presented as a component of shareholders' equity in accumulated other comprehensive income, net of taxes.

We work to manage the impact of interest rate fluctuations on our fixed rate portfolio. The effective duration of the fixed rate portfolio is managed with consideration given to the estimated payout timing of our liabilities. We have investment policies which limit the maximum duration of individual securities within the portfolio and set target levels for average duration of the entire portfolio. For additional information on our investments and investment policies, see "Business—Investments."

The table below summarizes our interest rate risk and shows the effect of hypothetical changes in interest rates as of December 31, 2009. The selected hypothetical changes do not indicate what would be the potential best or worst case scenarios (dollars in thousands):

	Estimated Fair Value at December 31, 2009	**Hypothetical Change in Interest Rate (bp=basis points)**	**Estimated Fair Value after Hypothetical Change in Interest Rate**	**Hypothetical Percentage Increase (Decrease) in Shareholders' Equity**
Total Fixed Maturity Investments (including short-term investments, cash and cash equivalents)	$774,291	200bp decrease	$832,261	21.3%
		100bp decrease	$804,916	11.3%
		100bp increase	$742,197	(11.8)%
		200bp increase	$710,672	(23.4)%

Credit Risk. We invest primarily in the debt securities markets, which exposes us to credit risk. Credit risk is a consequence of extending credit and/or carrying investment positions. We require that all securities be rated investment grade at the time of purchase. We use specific criteria to judge the credit quality and liquidity of our investments and use a variety of credit rating services to monitor these criteria. For additional information on our investments and our investment criteria, see "Business - Investments."

Item 8. Financial Statements and Supplementary Data

The Company's consolidated financial statements required under this Item 8 are included as part of Item 15 of this Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management's Responsibility for Financial Statements

The financial statements presented in this Annual Report have been prepared with integrity and objectivity and are the responsibility of the management of American Safety Insurance Holdings, Ltd. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles and properly reflect certain estimates and judgments based upon the best available information.

The financial statements of the Company have been audited by BDO Seidman, LLP, an independent registered public accounting firm. Its accompanying report is based upon an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Audit Committee of the Board of Directors, consisting solely of independent directors, meets a minimum of four times a year with the independent registered public accounting firm, the internal auditor and representatives of management to discuss auditing and financial reporting matters. In addition, a meeting is held prior to each quarterly earnings release. The Audit Committee recommends to the Board of Directors the appointment of the independent registered public accounting firm and reviews management's supervision of the effectiveness of the internal accounting controls, the activities of the independent registered public accounting firm and internal auditor and the financial condition of the Company. Both the Company's independent registered public accounting firm and the internal auditor have access to the Audit Committee at any time.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2009, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a – 15(e) under the Securities Exchange Act of 1934) was carried out on behalf of American Safety Insurance Holdings, Ltd., and its subsidiaries by our management with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon the evaluation, management concluded that these disclosure controls and procedures were effective as of December 31, 2009.

Changes in Internal Controls

During the fourth quarter of the year ended December 31, 2009, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

/s/ Stephen R. Crim
Stephen R. Crim
President and Chief Executive Officer

/s/ Mark W. Haushill
Mark W. Haushill
Chief Financial Officer

PART III

Item 10. Directors, Executive Officers and Corporate Governance of the Registrant

DIRECTORS

Class I Directors

David V. Brueggen, age 63, has served as a director of the Company since 1986 and as Chairman of the Board of Directors since 2004. Prior to his retirement in December 2008, Mr. Brueggen was senior vice president of finance of Anson Industries, Inc. in Melrose Park, Illinois, which is engaged in drywall, acoustical and foam insulation contracting. Mr. Brueggen was employed by Anson Industries, Inc. since 1982. Previously, he was an audit manager with an international public accounting firm for 10 years. Mr. Brueggen is a certified public accountant.

Stephen R. Crim, age 46, has been a director of the Company since 2002. Mr. Crim became President and Chief Executive Officer of the Company in 2003 and became President of the Company's insurance and reinsurance operations in 2002. Prior to becoming President and Chief Executive Officer, Mr. Crim was responsible for all of the Company's underwriting functions since joining the Company in 1990. Previously, Mr. Crim was employed in the underwriting departments of Aetna Casualty and Surety Co. and The Hartford Insurance Co. between 1986 and 1990.

Lawrence I. Geneen, age 66, has served as a director of the Company since 2003. He is president and owner of an insurance risk management and strategic consulting firm in Scarsdale, New York. From 1999 to 2001, he was executive vice president and chief operating officer of the American Management Association in New York, New York, which is engaged in management training and publishing. From 1997 to 1999, Mr. Geneen was a managing director of Marsh & McLennan, Inc. in New York, where he was responsible for global sales and client management leadership in its insurance brokerage business. From 1992 to 1997 he was a managing principal and shareholder of Johnson and Higgins, and from 1974 to 1992 he was employed in a number of executive sales positions and management positions in its insurance brokerage business. Mr. Geneen also currently serves on the board of Hartville Industries, a privately held pet insurance company.

Class II Directors

Cody W. Birdwell, age 57, has served as a director of the Company since 1986. Mr. Birdwell has been president of Houston Sunbelt Communities, L.C. in Houston, Texas, since 1993, which is engaged in subdivision and mobile home community development and sales.

Steven L. Groot, age 60, has served as a director of the Company since 2006. Prior to his retirement, Mr. Groot served in various positions at Allstate Insurance Company in Northbrook, Illinois from 1970 to 2002, most recently as President of Direct Distribution and e-Commerce and as a member of Allstate's board of directors.

Marilyn V. Hirsch, age 41, has served as a director of the Company since July 2009. Ms. Hirsch is a Managing Director at 787 Capital, LLC, a principal investment and advisory firm located in New York, New York. From 2007 to 2009 she served as Vice President of Delek Capital, Ltd, a wholly owned subsidiary of the Delek Group, Ltd, an international conglomerate headquartered in Israel. She was responsible for worldwide business development in the field of financial services and insurance. From 1995 to 2006, Ms. Hirsch worked in various positions at Donaldson, Lufking & Jenrette and Credit Suisse in both fixed income and investment banking, most recently as a Managing Director in the Credit Suisse's Financial Institutions Group covering insurance companies in the U.S. and Bermuda. Ms. Hirsch has previously served on the board of the Republic Group, a private company owned by the Delek Group (a TASE listed company) and on the board of Gallery IPT, a privately held Israeli company.

Class III Directors

Harris R. Chorney, age 58, has been a director of the Company since January 2009. Mr. Chorney is the founding principal of Holder & Wilcox, LLC, a retained executive search firm focusing on the human capital needs of the insurance industry that was founded in 2001. From 2000 to 2001, Mr. Chorney served as a managing director at KPMG Consulting and from 1983 to 2000 was Assurance Partner at KPMG LLP, serving as partner in charge of KPMG's U.S. insurance practice. Mr. Chorney was also a member of KPMG's International Insurance and U.S. Financial Services Leadership Committees from 1993 to 2000.

Thomas W. Mueller, age 55, has served as a director of the Company since 1986. Mr. Mueller has been vice president of Cardinal Industrial Insulation Co., Inc. in Louisville, Kentucky, since 1975, which is engaged in industrial insulation and asbestos and sound abatement.

Jerome D. Weaver, age 56, has served as a director of the Company since 2001. Mr. Weaver has been chief executive officer of Specialty Systems, Inc. in Indianapolis, Indiana since 1996, which is engaged in general construction and asbestos abatement. He has been employed by Specialty Systems, Inc. since 1989.

EXECUTIVE OFFICERS

The following summarizes the business experience over the last five years of the Company's executive officers, other than Mr. Crim, whose business experience is described above under 'DIRECTORS.'

Guy Cloutier, age 58, has served as Senior Vice President & Chief Actuary of the Company's Bermuda reinsurance subsidiary, American Safety Reinsurance, Ltd., since 2007. Prior to joining American Safety Reinsurance, Ltd., Mr. Cloutier was the President and sole owner of Ordinance Holdings, Ltd., a Bermuda-based company engaged in actuarial consulting and reinsurance brokerage, formed in 2003.

Mark Haushill, age 48, has served as Chief Financial Officer and Treasurer since September 2009. Prior to joining ASI, he served as Senior Vice President and Chief Financial Officer at Argo Group International from December 200 to September 2009. Prior to Argo Group, Mr. Haushill served in the management of the Treasury Operations both at USAA and Titan Holdings, Inc. and in the audit practice at KPMG. Mr. Haushill has over 23 years of experience in property and casualty insurance. Mr. Haushill holds a certified public accountant certificate.

Randolph L. Hutto, age 61, has served as General Counsel and Secretary of the Company since September 2006. Prior to joining the Company, Mr. Hutto served as Executive Vice President, General Counsel and Secretary of NDC Health Corporation, a New York Stock Exchange-listed health care claims processing and information management company, from April 2004 to January 2006, and as Executive Vice President and Chief Financial Officer from November 2000 to April 2004.

Joseph D. Scollo, Jr., age 46, has served as Executive Vice President and Chief Operating Officer of the Company since January 2006. Mr. Scollo served as Executive Vice President of the Company since January 2003 and as Senior Vice President - Operations from 1998 until January 2003. Previously, Mr. Scollo served as Senior Vice President - Operations of United Coastal Insurance Company in New Britain, Connecticut from 1989 until 1998. Mr. Scollo has over 23 years of experience in the insurance industry. Mr. Scollo holds a certified public accountant certificate.

Section 16(a) Beneficial Ownership Reporting Compliance of the Exchange Act

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own 10% or more of the registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. SEC regulations require that such directors, officers and 10% or more shareholders furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all directors, officers or 10% shareholders complied with all Section 16(a) filing requirements during the fiscal year ended December 31, 2009.

CORPORATE GOVERNANCE

Audit Committee of the Board of Directors

The Board of Directors has established an audit committee composed of independent directors and which reviews the scope of the Company's audit, pre-approves the services and fees of its independent accounting firm, recommends to the shareholders the engagement of the independent registered public accounting firm, and reviews such firm's reports. The audit committee operates pursuant to a written charter, a copy of which is available on our website, ***www.amsafety.com*** in the "Committee Charting" subsection, under "Corporate Overview" in the "Investor Relations" section. The current members of the audit committee are Messrs. Brueggen, Chorney (chairman) and Weaver. The Board of Directors has determined that each member of the audit committee is financially literate. The Board of Directors has also determined that each of Mr. Brueggen and Mr. Chorney is qualified as an "audit committee financial expert" within the meaning of the SEC regulations, and therefore, meets the requirement under the New York Stock Exchange listing standards that at least one member of the audit committee have accounting or related financial management expertise. The Company's independent registered public accounting firm reports directly to the audit committee, which controls their engagement. The audit committee pre-approves the provision of all audit and non-audit related services by the Company's independent registered public accounting firm and meets with management and the accounting firm at each audit committee meeting in separate executive sessions, if deemed necessary, to review the Company's financial statements and significant findings based on the auditor's review processes. The audit committee has also established a procedure for the confidential and anonymous reporting of concerns regarding questionable accounting or auditing matters. The audit committee held five meetings during 2009. The audit committee is responsible for reviewing the financial reports and other financial information provided by the Company to any governmental or other regulatory body and monitoring any public distribution or other uses thereof, reviewing the annual independent audit of the Company's financial statements, reviewing the Company's systems of internal accounting and financial controls and reviewing and monitoring the internal audit process and internal audit results. However, the audit committee is not responsible for planning or conducting the audit or for determining whether the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Nor is the audit committee responsible for ensuring that the Company complies with all laws and regulations and its Code of Business Conduct and Ethics.

Code of Business Conduct and Ethics

The Board of Directors has approved a Code of Business Conduct and Ethics in accordance with rules of the SEC and the New York Stock Exchange listing standards applicable to all directors, officers and employees, including the principal executive officers, principal financial officers, principal and senior accounting officers or controller, or persons performing similar functions. The Code of Business Conduct and Ethics is intended to provide guidance to directors and management to assure compliance with law and promote ethical behavior. The Company's Code of Business Conduct and Ethics is available on our website, ***www.amsafety.com*** in the "Governance Documents" subsection, under "Corporate Overview" in the "Investor Relations" section. Shareholders may request a printed copy of the Code of Business Conduct and Ethics, free of charge, upon written request to the Secretary of the Company, 31 Queen Street, Hamilton HM 11 Bermuda.

Corporate Governance Guidelines

The Company is committed to having sound corporate governance practices, and the Board of Directors has adopted Corporate Governance Guidelines that provide a framework for the governance of the Company. The Board of Directors reviews these guidelines periodically and monitors developments in the area of corporate governance. Our Corporate Governance Guidelines are available on our website, **www.amsafety.com** in the "Governance Documents" subsection, under "Corporate Overview" in the "Investor Relations" section. Shareholders may request a printed copy without charge upon written request to the Secretary of the Company, 31 Queen Street, Hamilton HM 11 Bermuda.

Diversity

The Board firmly believes that it is necessary in order for the Board to function appropriately for each of its members to possess a number of qualities and skills. The Nominating and Corporate Governance Committee of the Board (the "Nominating Committee") seeks candidates for the Board who have a broad diversity of experience, profession, skill, education and background. The Board believes that the backgrounds and experiences of the members of the Board, considered as a group, should provide a significant composite mix of experience, particularly management experience, knowledge, industry expertise and abilities in order for the Board to best fill its responsibilities. The Nominating Committee also considers the evolving needs of the Board for particular expertise and searches for candidates to fill any current or anticipated future particular expertise or experience needs of the Board. In addition, the Nominating Committee considers areas of judgment, background, stature, potential conflicts of interest, integrity, ethics, and commitment to maximizing shareholder value, as well as focusing on areas of diversity such as gender, race, national origin, education and differences in viewpoints and skills. The Nominating Committee does not have a formal policy with respect to diversity but believes strongly that the Board members must represent diverse points of view. Potential nominees are not discriminated against on the basis of race, gender, national origin, sexual orientation, disability or any other basis proscribed by law. In the context of nomination of members of the Board for re-election, the individual's performance as a Board member and contributions to the Board are also considered.

Director Qualifications

The Board of Directors is responsible for oversight of the Company's business, subject to the Board's fiduciary duties to the Company's stockholders. Discharging this responsibility requires that the Board consist of skilled individuals with varied backgrounds, qualities and experience. The Board believes that there are both basic qualifications for service on the Board that apply to all Directors and special qualifications that need to be represented on the Board but need not be possessed by each of the members. The Board and the Nominating Committee consider the qualifications of members of the

Board and nominees for Board positions individually and in light of the composition of the Board and perceived needs of the Company.

In assessing Board members and candidates for the Board, the Nominating Committee considers, among other attributes, the person's judgment, integrity, experience, background, industry knowledge and ability and commitment to devote the time necessary in order to fulfill his or her Board responsibilities. As noted above in *Diversity*, the Nominating Committee does not have a specific diversity policy but believes that a variety of points of view is beneficial to the proper functioning of the Board and the satisfaction of its responsibilities. Because the Company is a specialized excess and surplus insurance carrier and reinsurer, the Board believes that it is particularly important that specific industry experience in the insurance, construction and environmental industries be represented on the Board. In addition, both general and industry specific finance and accounting expertise is critical. Finally, the Board feels that industry specific capital markets experience is an important component in the composition of the Board.

Below is a chart that summarizes the specific qualifications of each non-employee member of the Board of Directors, including the nominees for election at the 2010 Annual Meeting of Stockholders. An "X" in the chart indicates that person's specific qualification or expertise upon which his or her Board service is based. The fact that a particular qualification is not marked does not mean that the person does not have that particular qualification or skill, just that the particular qualification or skill is not the area for which the Board relies on that person.

	Cody W. Birdwell	David V. Brueggen	Harris R. Chorney*	Lawrence I. Geneen	Steven L. Groot	Marilyn V. Hirsch*	Thomas W. Mueller*	Jerome D. Weaver
High level of industry specific accounting and finance expertise		X	X		X	X		X
Audit Committee financial expert		X	X					
Extensive knowledge of the insurance industry				X	X	X		
Extensive construction and environmental industry knowledge and experience	X	X					X	X
Broad general business experience	X	X		X			X	X

* Candidate for reelection at 2010 Annual Meeting of Stockholders

Board Leadership Structure

The Company has separated the roles of Chief Executive Officer and Chairman of the Board in recognition of the distinct differences between the two functions. The Chief Executive Officer is responsible for setting the strategic direction of the Company, acting as the face of the Company to the investment community, and for the day to day leadership and performance of the Company. In contrast, the Chairman of the Board provides guidance to the Chief Executive Officer, sets the agenda for Board meetings and presides over meetings of the Board and the shareholders. Mr. Brueggen, the Chairman of the Board, is not an employee of the Company and is 'independent" so the Board has not appointed a "lead" or "presiding" director.

Board's Role in Risk Oversight

The Board takes an active role, both as a whole and at the committee level, in overseeing management of the Company's risks. The Board or appropriate committee of the Board receives regular reports from members of senior management on areas of material risk to the Company, including, without limitation, operational, financial, legal and regulatory, strategic, credit, liquidity, investment and reputational risks. The Compensation Committee is responsible for overseeing management of risks associated with the Company's compensation plans and arrangements. The Audit Committee is responsible for oversight of financial risk management while the Finance Committee oversees management of investment risks. The Nominating and Corporate Governance Committee oversees management of risks related to director independence, conflicts of interest and corporate governance. The Board as a whole is responsible for oversight of the Company's enterprise risk management program and, while Committees are primarily responsible for overseeing the management of certain risks, the entire Board is regularly informed about such risk oversight through Committee reports.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Compensation Committee. As described above, in Corporate Governance – Committees of the Board of Directors, the Company has a compensation committee (the "Committee") that currently consists of Messrs. Geneen (Chairman), Groot and Mueller. The Committee operates pursuant to a written charter reviewed annually by the Committee and that is available on our website, ***www.asih.bm***. The Board of Directors has determined that the members of the Committee are "non-employee directors" (within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended), "outside directors" (within the meaning of Section 162(m) of the Internal Revenue Code) and "independent directors" (within the standards set forth by the New York Stock Exchange). In addition, no Committee member is a current or former employee of the Company or any of its subsidiaries. Generally, the Committee is responsible for reviewing and recommending to the Board of Directors matters regarding executive compensation. The Committee generally meets quarterly, and on an as-needed basis.

General Philosophy. We compensate our senior management through a combination of base salary, bonus and equity compensation that we design to be competitive with comparable employers and to align our management's incentives with the long-term interests of our shareholders. The purpose of our compensation program generally is to develop and implement a fair, consistent and competitive program, which will attract, motivate and retain highly qualified talent. The Committee views the compensation program as a management tool that, through the setting of goals and objectives, encourages management to achieve or exceed the Company's business objectives. In making compensation decisions, we establish target overall cash compensation and then allocate that compensation between base salary and bonus. We then determine what level, if any, of equity compensation is appropriate. At the senior management level, we design incentive compensation as an aid to retention of key employees and to reward company-wide performance by tying awards to the achievement of goals and objectives which relate to (i) our performance in such areas as growth and return on equity, (ii) individual performance and (iii) business unit performance, as discussed below under ***Annual Cash Bonuses*** and ***Equity Compensation***. The compensation for each of our named executive officers ("NEOs") consists of a base salary, an annual bonus, stock options, restricted stock awards and other benefits and perquisites.

Our management incentive plans are designed to be self-funding and provide participant target incentive awards that increase or decrease based on individual and Company performance results. Incentive compensation will become a larger portion of an executive's total direct compensation as he or she assumes significant responsibilities and has a significant impact on the financial or operational success of the Company.

Committee Process. The Committee designs, evaluates and approves our executive compensation plans, policies and programs. The Committee annually reviews and evaluates the goals and objectives relevant to the compensation of our NEOs and annually evaluates the performance of our Chief Executive Officer in light of those goals and objectives. In addition, the Committee reviews and approves compensation levels and compensation awards for our other NEOs recommended by the Chief Executive Officer, who reviews individual and corporate performance for the other NEOs and makes recommendations to the Committee. These recommendations are generally approved. In all cases, however, the Committee is an active participant in establishing the goals for bonuses.

The Committee also administers our equity-based compensation plan, although it has delegated to our Chief Executive Officer the authority to make limited awards to newly-hired executives and other key employees as necessary or appropriate to attract and retain highly qualified individuals to the Company. The Committee is authorized to retain experts, consultants and other advisors to aid in the discharge of its duties. The Committee reports regularly to the Board of Directors on matters relating to the Committee's responsibilities, and it is common for all of our non-employee directors to attend Committee meetings. The Committee follows regulatory and legislative developments and considers corporate governance best practices in performing its duties.

Targeted Overall Compensation for 2009. The goal of our comprehensive compensation program is to fairly compensate our executives in a manner to be competitive with comparable employers and to align our executives' incentives with the short term operational and financial success of the Company and the long-term interests of our stockholders. Our compensation programs are designed to support management's goal of hiring, retaining and rewarding qualified executives who embrace the Company's mission of providing innovative insurance solutions for specialty risks in underserved markets and who are committed to providing continuing value to our stockholders. All of our compensation programs are strategy-focused, competitive and, where appropriate, may include supplemental and perquisite programs.

Going forward, base compensation generally will be established at a level competitive with a defined peer group generally at least at the 50th percentile of peer data. Total direct compensation will be targeted at the 75th percentile when targeted goals are achieved. Generally the goal for direct compensation of senior executives will be 50% for base salary, 25% for annual cash bonus and 25% for long-term equity. Executives will be eligible for annual performance-based salary adjustments if they achieve pre-established performance goals and objectives.

Where appropriate, executives will be selected to participate in the Company's supplemental or perquisite programs, depending upon comparable data, retention value of the executive and cost to the Company.

Our Chief Executive Officer, Chief Financial Officer and the three other executive officers of the Company who received a combined salary and bonus in excess of $100,000 during 2009 (our "NEOs") are Stephen R. Crim, Joseph D. Scollo, Jr., Mark W. Haushill, Randolph Hutto and Guy Cloutier.

With respect to Stephen R. Crim, our President and Chief Executive Officer, we considered Mr. Crim's responsibilities and his contributions to the Company's operating results during his tenure in establishing his targeted overall compensation for 2009. Management retained Lockton Companies, LLC to perform a survey of compensation levels at our peer companies, the results of which were taken into account in setting compensation levels. The Committee did not perform a formal survey of those peer or similar company levels nor did the Committee retain a separate compensation consultant to advise us with respect to compensation levels for 2009. Rather we subjectively assessed the appropriate areas of compensation levels. We followed a similar process when establishing targeted compensation for our other NEOs, Joseph D. Scollo, Jr., our Executive Vice President and Chief Operating Officer, Mark W. Haushill, our Chief Financial Officer, Randolph L. Hutto, our General Counsel and Secretary, and Guy Cloutier, Senior Vice President and head of our reinsurance subsidiary. The Chief Executive Officer reviews the other NEO's performance and makes compensation recommendations to the Committee, which are reviewed by the Committee in light of the overall compensation and Company performance.

Base Salaries. The base salaries for our NEOs, Messrs. Crim, Scollo, Hutto and Tepe (Mr. Tepe resigned from the Company in March 2009) during the year ended December 31, 2009 include increases over previous period contractually established salaries based on Company performance and achievement of individual goals and objectives. The base salary for Mr. Haushill was established by contract when he joined the Company in September 2009. In the case of Mr. Cloutier, base salary was established by considering his performance and contribution to the Company and his business responsibilities. These amounts reflect levels that we concluded were appropriate based on our general experience and considering compensation levels at our peer companies. Our base salaries are intended to be competitive with base salaries paid by other similar insurance companies to executives with similar qualifications, experience and responsibilities, although we do not follow a formal practice in this regard. The Committee periodically discusses salary recommendations with the Chief Executive Officer with regard to other Company executive officers. These salary recommendations are generally based on an evaluation of the individual's performance in the position held, the Company's operating results, and the individual's contribution to the Company's operating results.

The compensation of our Chief Executive Officer, Stephen R. Crim, Executive Vice President and Chief Operating Officer, Joseph D. Scollo, Jr., Chief Financial Officer, Mark W. Haushill, General Counsel, Randolph L. Hutto, and former Chief Financial Officer, William C. Tepe, are governed primarily by employment agreements, the material terms of which are more specifically described below under ***Employment Agreements***. These employment agreements provide for a base salary of $408,233 for Mr. Crim, $345,000 for Mr. Scollo, and $308,850 for Mr. Hutto effective as of August 1, 2007, subject to annual review and adjustment. Mr. Haushill's employment agreement, effective as of September 8, 2009, provides for a base salary of $335,000. Compensation, including base salary and bonus opportunity, for Mr. Cloutier was based on a determination by the Chief Executive Officer, discussed with and approved by the Committee. The base salaries for Messrs. Crim, Scollo, Haushill, Hutto and Cloutier in 2009 were $420,000, $385,163, $335,000, $325,653 and $383,333, respectively. The 2009 base salary for Mr. Tepe, who resigned from the Company March 31, 2009, was $324,450.

<u>2009 Long-Term Incentive Plan</u>. In 2007, the Committee retained the Lockton Benefits Group to review the Company's compensation programs. Based on the results of this review, the Compensation Committee adopted the 2008 Long-Term Incentive Plan (the "LTIP"). Commencing with calendar year 2008, the Committee implemented this comprehensive, long-term incentive compensation program. The LTIP is administered by our Human Resources Department, with input from the Chief Executive Officer and the Committee.

The LTIP is designed to compensate and retain those executives and key employees that contribute most to driving revenue and profitability. This philosophy represents a modification from prior year plans, which were more focused on title than revenue and profitability. Under the LTIP as in effect in 2009, there are 3 groups eligible for stock awards, stock options, or both, in addition to a cash bonus. All NEOs are in Group 1 and are eligible to receive stock options, restricted stock grants and annual performance-based cash bonus awards. Restricted stock awards are designed as an aid in retention of personnel and are not directly tied to performance. Restricted stock vests 25% on each of the first and second anniversaries of the award, with the final 50% vesting on the third anniversary of the award. The stock options are designed to reward long term performance and vest on the third anniversary of the grant date.

The incentive payouts for 2009 generally applicable to NEOs are based on meeting established targets, expressed as a percentage of the NEO's base salary, include 40% cash bonus, 25% (35% for the CEO and COO) stock options and 15% (20% for the CEO) restricted stock awards. The targets are established each year. The Committee reserves the right to modify the bonus payout terms of the LTIP for select individuals deemed to contribute most to the Company's financial performance. Any modifications to the bonus payouts as described above will be at the sole discretion of the Committee based upon recommendations made by the Chief Executive Officer and on the individual's contributions to the Company's financial performance.

The cash bonus portion of the LTIP is designed to reward short term performance, and is distributed based on a combination of achieving annual financial targets and established qualitative goals. For 2009, our financial target was based 100% on profitability, as measured by return on equity. In addition to the financial target, a portion of the bonus is based upon achievement of other personal and qualitative goals established annually. Our NEOs receive 80% of their cash bonus based on the corporate financial target and 20% of their cash bonus based on meeting certain personal and qualitative goals.

To reward NEOs for achieving optimal results, leverage ratios apply to performance bonus amounts for exceeding or missing financial targets. The following leverage ratios apply to the cash bonus portion under the LTIP:

% ACHIEVED OF TARGET	LEVERAGE RATIO
120%	150%
110%	120%
100%	100%
90%	50%

The following table provides an overview of the total incentive compensation under the LTIP, consisting of cash bonus, stock options and restricted stock awards, which participants may receive depending on the level of achievement of established targets. For example, if 100% of the target is reached, NEOs would receive a cash bonus of 40% of salary, stock options equal to 25% of salary, and a restricted stock award equal to 15% of salary, for total incentive compensation under the LTIP for that year of 80% of salary (with some difference in the compensation mix for the CEO and COO as discussed above):

TARGET BONUS	BONUS AT 110% OF TARGET	BONUS AT 120% OF TARGET	BONUS AT 90% OF TARGET
80%	93%	112.5%	47.5%

Note that the information in the table above represents the total incentive compensation, including cash, restricted stock and stock options, and is expressed as a % of the NEO's base salary.

Annual Cash Bonuses. For 2009, each NEO was eligible for an annual cash bonus under the LTIP. Cash bonus awards to our NEOs under the LTIP are based on the achievement of goals and objectives established by the Committee which relate to (i) our performance in such areas as premium growth and return on equity and (ii) individual performance. As management responsibility increases, the bonus potential increases and goals and objectives are more heavily weighted toward overall Company performance. The goals and objectives were established by the Committee in January 2009 and consisted primarily of targets for premium growth, profitability, return on equity, strategic planning and operational efficiency. The Committee established goals and objectives for 2010 in January 2010. These goals and objectives for 2010 are similar to those established for 2009, with components for return on equity, profitability, strategic planning, and realization of certain operational efficiencies.

For the year ended December 31, 2009, Messrs. Crim, Scollo, Hutto, and Cloutier received cash bonuses of $168,000.00, $155,195.25, $98,295.37 and $135,000.00, respectively. Mr. Haushill received a cash bonus of $55,275.00, which is a prorated amount based on his having joined the Company in September 2009.

Equity Compensation. The Committee believes strongly that equity-based awards are an integral part of total compensation for employees with significant responsibility for our long-term results. Incentive stock options and nonqualified stock options provide an effective means of delivering incentive compensation and also encourage stock ownership on the part of management. As part of our compensation program, in 2009 each NEO was eligible for a stock option grant and a restricted stock award pursuant to the LTIP.

All options and restricted stock awards granted under the LTIP are issued under the Company's 2007 Incentive Stock Plan (the "2007 Plan") approved by our shareholders in June 2007. The 2007 Plan is intended to further the interests of the Company and its shareholders by attracting, retaining and motivating officers, employees, consultants and advisors to participate in the long-term development of the Company through stock ownership and is the successor plan to the 1998 Incentive Stock Option Plan (the "1998 Plan"). The 2007 Plan defines the incentive arrangements for eligible participants and authorizes the granting of incentive stock options, nonqualified options, restricted stock awards and other forms of equity compensation, which may be made subject to the discretion of the Committee and, for annual awards, are generally made in conjunction with the achievement of the goals and objectives detailed in the LTIP as discussed above. The Committee is authorized to determine the terms and conditions of all option grants, subject to the limitations set forth in the 2007 Plan. In accordance with the terms of the 2007 Plan, the option price per share will not be less than the fair market value of the common shares on the date of grant, the term of any options granted may be no longer than ten years and there may or may not be a vesting period before any recipient may exercise any of those options. The rights of recipients receiving these stock options generally vest equally over three years, beginning with the first anniversary date of grant, although options granted pursuant to the LTIP generally cliff vest on the third anniversary of the grant date. All options expire ten years from the date of grant, unless sooner exercised. However, in some instances, particularly with initial option grants to new key employees, the options vest 100% on the fifth anniversary of the grant date. Generally, the vesting of options issued under either the 1998 Plan or the 2007 Plan is accelerated in the event of a change in control of the Company.

With the exception of significant promotions and new hires, we generally make these types of awards at a meeting of the Committee each year following the availability of the financial results for the prior year and prior to March 15. The 2009 grant awards discussed below were determined at the Committee's meeting on March 3, 2009, with a grant date of March 11, 2009. This timing was selected because it enabled us to consider the Company's prior year performance, the performance of the potential recipients and our expectations for future years. The Committee's schedule is determined several months in advance, and the proximity of any awards to earnings announcements or other market events is coincidental. During the year ended December 31, 2009, 155,576 total options, valued at $1,555,141.60, were granted pursuant to the 2007 Plan (calculated by using fair market value on dates of grant).

Pursuant to their employment agreements, each of Messrs. Crim, Scollo, Haushill and Hutto is eligible to participate in all Company equity plans. Under the LTIP, all NEOs are eligible to receive awards under the 2007 Plan. In 2009, Mr. Crim, Mr. Scollo, Mr. Hutto and Mr. Cloutier were granted options valued at $240,595, $215,779, $130,794 and $153,444, respectively, under the 2007 Plan. These grants were made on March 11, 2009 at an exercise price of $9.10 per share and vest on March 11, 2012. In 2009 pursuant to the LTIP, Mr. Crim, Mr. Scollo, Mr. Hutto and Mr. Cloutier were granted Restricted Stock Awards valued at $84,000, 56,502, $47,948, and $56,247, respectively, under the 2007 Plan. Each of these awards vests 25% on the first anniversary of the award, 25% on the second anniversary of the award and 50% on the third anniversary.

Severance Benefits. We believe that companies should provide reasonable severance benefits to certain of their employees. With respect to senior management, these severance benefits should reflect the fact that it may be difficult for employees to find comparable employment within a short period of time. They should also disentangle the Company from the former employee as soon as possible. We do not have a general severance plan in place but severance benefits for certain of our NEOs are detailed in their respective employment agreements, as detailed in the section entitled "Potential Payments Upon Termination or Change-In-Control."

Retirement Plans The Company offers its employees a "safe harbor 401(k) plan" (the "401(k) Plan"). All employees are eligible to participate in the 401(k) Plan. Participants in the 401(k) Plan may elect to defer up to 92% of their compensation each year in lieu of receiving such amount in cash. However, a participant's total deferral each year is subject to dollar limitations that are set by law. For 2009 the limit was $16,500. This limit may be increased for cost of living changes. In addition, participants over age 50 may elect to defer additional amounts, referred to as catch-up contributions, of up to $5,500 in 2009. In order to maintain the safe harbor status of the 401(k) Plan, the Company contributes the total amount of each participant's salary deferrals each Plan Year and makes a safe harbor matching contribution equal to 100% of the participant's salary deferrals that do not exceed 3% of the participant's compensation and 50% of the amount between 3% and 5% of the compensation. A participant is always 100% vested in amounts attributable to his or her salary deferrals and in the contributions.

Change in Control. Each of the 1998 Plan and the 2007 Plan provides for the immediate vesting of all options in the event of a change in control of the Company. However the Company has no change in control program in place and none of the current employment agreements with senior executives provide for any separate benefits in connection with a change in control, although severance benefits are enhanced in the event of a termination after or in connection with a change-in-control, as discussed in the section entitled "Potential Payments Upon Termination or Change In Control."

Perquisites and Other Benefits. The Committee annually reviews the perquisites that senior management receives. The primary perquisites for senior management are the payment of a monthly car allowance and the payment of annual insurance premiums. Mr. Cloutier receives a housing allowance as is typical in the Bermuda market. The Committee believes that these perquisites are modest and appropriate.

Senior management also participates in the Company's other benefit plans on the same terms as other employees. These plans include medical and dental insurance and life insurance.

The value of perquisites and other benefits received by our NEOs for 2009 are shown in the Summary Compensation Table under the heading of "All Other Compensation."

Stock Ownership Guidelines. The Company does not have established stock ownership guidelines for any of its officers. The Company believes that its awards under the LTIP sufficiently align the interests of its officers with those of its shareholders.

Employment Agreements. Stephen R. Crim was employed by the Company as its Chief Executive Officer pursuant to an employment agreement dated March 21, 2005, the term of which commenced on January 1, 2005. Effective August 1, 2007, Mr. Crim executed a new employment agreement approved by the Committee (the "Crim Agreement") and superseding the March 21, 2005 agreement. The Crim Agreement provides for an initial term of three years, with automatic one year extensions unless either party gives notice of non-renewal at least 120 days prior to the expiration of the initial or then current renewal term. The Crim Agreement provides for a base salary for Mr. Crim in 2007 of $420,000, which may be increased pursuant to a merit increase at each annual performance evaluation. In addition, Mr. Crim is eligible to receive an annual cash bonus, in an amount to be determined by the Board of Directors, pursuant to the Company's LTIP. Mr. Crim is also eligible to participate in all Company stock option plans, including the 2007 Plan. The Crim Agreement provides for a monthly automobile allowance of $1,000, up to $25,000 per year in reimbursement of the premium cost of a universal life insurance policy or other mutually agreeable similar instrument on Mr. Crim's life and reimbursement of the premium cost of a supplemental long-term disability policy. The Crim Agreement further provides that Mr. Crim will be entitled to the same perquisites and fringe benefits on a basis no less favorable than any other senior executive of the Company.

Joseph D. Scollo, Jr. was employed by the Company as its Executive Vice President and Chief Operating Officer pursuant to an employment agreement dated March 21, 2005, as subsequently amended on January 1, 2006 and January 1, 2007. Effective August 1, 2007, Mr. Scollo entered into a new employment agreement approved by the Committee (the "Scollo Agreement") superseding the March 21, 2005 agreement. With the exception of salary and perquisite levels, the Scollo Agreement is identical to the Crim Agreement. It provides for a 2007 base salary for Mr. Scollo of $345,000, which may be increased pursuant to a merit increase at each annual performance evaluation. The Scollo Agreement provides for a monthly automobile allowance of $750, up to $20,000 per year in reimbursement of the premium cost of a universal life insurance policy or other mutually agreeable similar instrument on Mr. Scollo's life and reimbursement of the premium cost of a supplemental long-term disability policy.

Mark W. Haushill was employed by the Company as its Chief Financial Officer pursuant to an employment agreement effective as of September 8, 2009. With the exception of salary and perquisite levels, the Haushill Agreement is identical to the Crim Agreement. The Haushill Agreement provides for a 2009 base salary of $335,000 per year, which may be increased pursuant to a merit increase at each annual performance evaluation. The Haushill Agreement provides for a monthly automobile allowance of $700, up to $15,000 per year in reimbursement of the premium cost of a universal life insurance policy or other mutually agreeable similar instrument on Mr. Haushill's life and reimbursement of the premium cost of a supplemental long-term disability policy.

Randolph L. Hutto was employed by the Company as its Secretary and General Counsel in October 2006. Effective August 1, 2007, Mr. Hutto entered into an employment agreement approved by the Committee (the "Hutto Agreement"). With the exception of salary and perquisite levels, the Hutto Agreement is identical to the Crim Agreement. The Hutto Agreement provides for a 2007 base salary of $308,850 per year, which may be increased pursuant to a merit increase at each annual performance evaluation. The Hutto Agreement provides for the reimbursement of up to $6,500 of country club dues, up to $15,000 per year in reimbursement of the premium cost of a universal life insurance policy or other mutually agreeable similar instrument on Mr. Hutto's life and reimbursement of the premium cost of a supplemental long-term disability policy.

William C. Tepe was employed by the Company as its Chief Financial Officer pursuant to an employment agreement dated November 14, 2005. Effective August 1, 2007, Mr. Tepe entered into a new employment agreement approved by the Committee (the "Tepe Agreement") superseding the November 14, 2005 agreement. With the exception of salary and perquisite levels, the Tepe Agreement was identical to the Crim Agreement. The Tepe Agreement provided for a 2007 base salary of $315,000 per year, which could be increased pursuant to a merit increase at each annual performance evaluation. The Tepe Agreement provided for a monthly automobile allowance of $700 and up to $15,000 per year in reimbursement of the premium cost of a universal life insurance policy or other mutually agreeable similar instrument on Mr. Tepe's life. Mr. Tepe resigned from the Company effective March 31, 2009.

Under their respective employment agreements, each of Messrs. Crim, Scollo, Haushill, Hutto and Tepe (the "Executives") have agreed not to reveal, divulge, or disclose any confidential information and will not use or make use of any confidential information during the employment period plus the longer period of 12 months from termination or the end of each applicable severance period (the "Restricted Period"). Additionally, the Executives have each further agreed not to transmit or disclose any trade secret or make use of any such trade secret for the benefit of himself or for any other person without the prior written consent of the Company at any time throughout the terms of the employment agreements and after termination of the employment agreements. The Executives have also agreed not to solicit or induce any protected employees to terminate their employment relationship with the Company or to enter into employment with any other person during the Restricted Period. Each of the Executives has each agreed not to solicit, divert, take away or attempt to solicit, divert or take away any of the Company's protected customers with whom they may have had contact on the Company's behalf during the twelve (12) months immediately preceding the termination without the Company's prior written consent. The Executives will not seek or obtain a competitive position in the restricted territory with a competitor during the Restricted Period without the prior written consent of the Company.

Each of the respective employment agreements also provides for certain termination provisions for Messrs. Crim, Scollo, Haushill and Hutto, which are further discussed in the section entitled "Potential Payments Upon Termination or Change In Control."

Executive Compensation

The following table sets forth information regarding the annual compensation paid our NEOs for services rendered to the Company during the years ended December 31, 2007, 2008 and 2009:

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) [1] (f)	All Other Compensation ($) (i) [2]	Total ($) (j)
Stephen R. Crim	2007	408,233	140,000	-	106,600	46,825	701,658
CEO/President	2008	420,000	-	46,987	320,898	47,674	835,559
	2009	420,000	168,000	84,002	240,595	58,830	971,427
Joseph D. Scollo, Jr.	2007	345,000	120,000	-	79,950	38,394	583,344
COO/Exec. VP	2008	368,766	-	28,945	256,422	40,197	694,330
	2009	385,163	155,195	56,502	215,779	49,526	862,165
Mark W. Haushill[3]	2007	-	-	-	-	-	-
CFO	2008	-	-	-	-	-	-
	2009	105,439	55,275	-	321,400	6,961	489,075
Randolph Hutto	2007	308,850	65,631	-	21,320	16,691	412,492
Secretary/General Counsel	2008	317,036	-	25,913	166,011	45,444	554,404
	2009	325,653	98,295	47,948	130,794	54,624	657,314
Guy Cloutier	2007	116,667	95,000	-	-	111,188	322,855
Senior VP	2008	358,333	-	19,578	25,100	291,206	694,217
	2009	383,333	135,000	56,247	153,444	260,013	988,037
William C. Tepe[4]	2007	315,000	105,000	-	79,950	17,400	517,350
CFO	2008	322,245	-	26,425	193,431	38,530	580,631
	2009	81,112	-	84,276[5]	-	278,867[6]	444,255

(1) "Option Awards" dollar amount is calculated by using the fair market value of the option on the dates of grant as described in Note 13 to the Consolidated Financial Statements in the Company's Annual Report to Shareholders as of December 31, 2007, 2008 and 2009 respectively.
(2) "All Other Compensation" includes amounts paid for car allowances, the Company's contribution to each individual's 401(k) plan (in the case of Mr. Cloutier, his pension plan), amounts expended for annual insurance premiums and other perquisites, amounts for spouses' air travel, taxes in connection with the Employee Stock Purchase Plan (in case of Mr. Cloutier, the employee portion of Bermuda employment taxes and social insurance paid by the Company) and, in the case of Mr. Cloutier, a housing allowance. The specific components are shown in the table below:
(3) Mr. Haushill joined the Company on September 8, 2009.
(4) Mr. Tepe resigned from the Company effective March 31, 2009.
(5) As part of Mr. Tepe's severance agreement the vesting schedule on his restricted awards was accelerated. The amount listed represents the value on March 31, 2009 (7,322 shares at $11.51 per share).
(6) As part of Mr. Tepe's severance agreement he received $252,928.50 severance pay and $13,413.42 accrued vacation payout.

Named Executive Officer	Year	Car Allowance ($)	401(k) Contributions ($)	Payments for Annual Insurance Premiums ($)	Spousal Air Travel ($)	Taxes ($)	Housing Allowance ($)	Dues Reimbursement ($)
Stephen R. Crim	2007	12,000	9,000	25,000	825	-	-	-
	2008	12,000	9,200	25,000	1,080	-	-	-
	2009	12,000	9,800	25,000	1,173	10,857	-	-
Joseph D. Scollo, Jr.	2007	9,000	9,000	20,000	394	-		
	2008	9,000	9,200	22,477	1,997	-	-	-
	2009	9,000	9,800	22,218	1,819	6,689	-	-
Mark W. Haushill	2007	-	-	-	-	-	-	-
	2008	-	-	-	-	-	-	-
	2009	2,000	-	3,750	1,211	-	-	-

Named Executive Officer	Year	Car Allowance ($)	401(k) Contributions ($)	Payments for Annual Insurance Premiums ($)	Spousal Air Travel ($)	Taxes ($)	Housing Allowance ($)	Dues Reimbursement ($)
Randolph L. Hutto	2007	-	9,000	-	1,191	-	-	6,500
	2008	-	9,200	27,880	1,864	-	-	6,500
	2009	-	9,800	30,618	1,402	6,304	-	6,500
Guy Cloutier [1]	2007	-	-	-	-	-	-	-
	2008	-	-	-	-	-	180,000	-
	2009	-	38,333	23,474	-	18,026	180,000	-
William C. Tepe	2007	8,400	9,000	-	-	-	-	8,400
	2008	8,400	9,200	20,930	-	-	-	8,400
	2009	2,100	4,161	-	-	6,264	-	-

(1) $38,333 paid by the Company into a pension fund on behalf of Mr. Cloutier.

Grants of Plan-Based Awards

The following table sets forth information with respect to the stock options granted to the NEOs during the years ended December 31, 2007, 2008 and 2009:

GRANTS OF PLAN BASED AWARDS											
		Estimate Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number Of Securities Underlying Options	Exercise Or Base Price of Option Awards	Grant Date Fair Value Stock and Option Awards
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	(#) (i)	(#) (j)	($/Sr) (k)	($) (l)
Stephen R. Crim	3/15/2007[(1)]	-	-	-	-	-	-	-	10,000	19.05	10.80
	3/4/2008[(2)]	-	-	-	-	-	-	4,680	31,962	17.95	10.04
	3/11/2009	84,000	168,000	252,000	8,813	17,626	26,439	9,231	-	9.10	5.56
Joseph D. Scollo, Jr.	3/15/2007[(1)]	-	-	-	-	-	-	-	7,500	19.05	10.80
	3/4/2008[(2)]	-	-	-	-	-	-	2,883	25,540	17.95	10.04
	3/11/2009	77,032	154,065	231,097	6,013	12,027	18,040	6,209	-	9.10	5.56
Mark W. Haushill[(3)]	3/15/2007[(1)]	-	-	-	-	-	-	-	-	-	-
	3/4/2008[(2)]	-	-	-	-	-	-	-	-	-	-
	9/8/2009				-	-	-	-	20,000	16.07	9.82
Randolph Hutto	3/15/2007[(1)]	-	-	-	-	-	-	-	2,000	19.05	10.80
	3/4/2008[(2)]	-	-	-	-	-	-	2,581	16,535	17.95	10.04
	3/11/2009	65,130	130,261	195,391	4,791	9,582	14,343	5,269	-	9.10	5.56
Guy Cloutier	9/17/2007	-	-	-	-	-	-	-	5,000	19.55	10.99
	3/4/2008[(2)]	-	-	-	-	-	-	1,950	2,500	17.95	10.04
	3/11/2009	76,666	153,333	230,000	5,621	11,241	16,862	6,181	-	9.10	5.56
William C. Tepe	3/15/2007[(1)]	-	-	-	-	-	-	-	7,500	19.55	10.80
	3/4/2008[(2)]	-	-	-	-	-	-	2,632	19,266	17.95	10.04
	3/11/2009	-	-	-	-	-	-	6,181	-	9.10	5.56

(1) Bonuses awarded for 2007 were discretionary and not based on an Incentive Plan.
(2) No bonuses were awarded for 2008.
(3) Options awarded on September 8, 2009.

Outstanding Equity Awards at Year End

The following table sets forth the outstanding option and stock awards held by the NEOs as of December 31, 2009:

	Option Awards					Stock Awards	
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h) [5]
Stephen R. Crim CEO/President	23,000 [1]	-		6.00	6/23/10		
	20,000 [1]	-		8.85	1/18/12		
	12,000 [1]	-		6.75	1/30/13		
	95,000 [2]	-		8.57	6/19/13		
	18,000 [1]	-		13.67	1/21/14		
	10,000 [1]	-		16.40	3/15/16		
	6,667 [1]	3,333 [1]		19.05	3/15/17		
	3,334 [1]	6,666 [1]		17.95	3/15/18		
	-	21,962 [3]		17.95	3/15/18	3,510	50,719
	-	26,439 [1]		9.10	3/11/19	9,231	133,388
Joseph D. Scollo, Jr. COO/Exec. VP	7,000 [1]	-		6.00	6/23/10		
	12,000 [1]	-		8.85	1/18/12		
	11,000 [1]	-		6.75	1/30/13		
	50,000 [2]	-		8.57	6/19/13		
	12,000 [1]	-		13.67	1/21/14		
	7,500 [1]	-		16.40	3/15/16		
	5,000 [1]	2,500 [1]		19.05	3/15/17		
	2,500 [1]	5,000 [1]		17.95	3/15/18		
	-	18,040 [3]		17.95	3/15/18	2,163	31,255
	-	23,172 [1]		9.10	3/11/19	6,209	89,720
Mark W. Haushill CFO	-	20,000 [2]		16.07	9/8/19	-	-
Randolph Hutto Sec./Gen. Counsel	-	10,000 [2]		17.80	9/6/16		
	1,333 [1]	667 [1]		19.05	3/15/17		
	1,667 [1]	3,333 [1]		17.95	3/15/18		
		11,535 [3]		17.95	3/15/18	1,936	27,975
		14,343 [1]		9.10	3/11/19	5,269	76,137
Guy Cloutier Sr. Vice President	-	5,000 [2]		19.55	9/17/17		
	834 [1]	1,666 [1]		17.95	3/15/18	1,463	21,140
	-	16,862 [1]		9.10	3/11/19	6,181	89,315
William C. Tepe [4]	-	-	-	-	-	-	-

(1) The options have a three-year vesting schedule, pursuant to which the shares underlying the options shall vest in one-third increments on each of the first three anniversaries from the date of grant.
(2) The options cliff vest on the fifth anniversary from the date of grant.
(3) The options cliff vest on the third anniversary from the date of grant.
(4) Mr. Tepe resigned from the Company effective March 31, 2009.
(5) Closing price on December 31, 2009 was $14.45.

Option Exercises and Stock Vested

The following table sets forth the options exercised and stock vested by the NEOs during the year ended December 31, 2009:

OPTION EXERCISES AND STOCK VESTED

	OPTION AWARDS		STOCK AWARDS	
Name (a)	Number of Shares Acquired on Exercise(#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Stephen R. Crim CEO/President	35,000	$147,400	1,170	$10,857
Joseph D. Scollo, Jr. COO/Exec. VP	10,000	$27,200	721	$6,690
Mark W. Haushill CFO	-	-	-	-
Randolph L. Hutto General Counsel	-	-	645	$5,985
Guy Cloutier Senior VP	-	-	650	$6,032
William C. Tepe [1]	-	-	7,322	$84,276

(1) Mr. Tepe resigned from the Company on March 31, 2009. As part of his severance agreement, all unvested restricted stock awards were accelerated.

Pension Benefits

The Company does not have or provide any supplemental executive retirement plan or similar plan that provides for specified retirement payments or benefits with the exception of Mr. Cloutier.

The Company makes an annual contribution to Mr. Cloutier's pension equal to 10% of his annual salary.

Nonqualified Deferred Compensation

The Company does not have or provide any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments Upon Termination or Change In Control

There are no specified payments accruing to the benefit of Mr. Cloutier upon such termination as a result of a contract, agreement, plan or arrangement between Mr. Cloutier and the Company. Because of their employment agreements, Messrs. Crim, Scollo, Tepe and Hutto are eligible for certain benefits in the event of termination of their employment as more specifically discussed below. The amount of potential payments to each such NEO is dependent upon the nature of the termination as discussed below. The amounts of potential payments as referenced in the table assume that such triggering event was effective as of December 31, 2008. The actual amounts to be paid out upon termination or change in control can only be determined at the time of such event.

For purposes of this discussion, "Executive" refers to each of Messrs. Cloutier, Crim, Haushill, Hutto and Scollo and:

(1) "Cause" means (i) the continued failure of Executive to perform substantially Executive's duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness, and specifically excluding any failure by Executive, after reasonable efforts, to meet performance expectations), after a written demand for substantial performance is delivered to Executive by the Board which specifically identifies in detail the manner in which the Board believes that Executive has not substantially performed Executive's duties, (ii) any act of fraud, misappropriation, embezzlement or similar dishonest or wrongful act by Executive, (iii) Executive's abuse of alcohol or any substance which materially interferes with Executive's ability to perform services on behalf of the Company, (iv) Executive's conviction for, or plea of guilty or *nolo contendere* to, a felony, (v) Executive's acceptance of employment with an employer other than the Company or any affiliate or subsidiary of the Company, or (vi) Executive's conviction for any crime of moral turpitude.

(2) "Good Reason" means (i) a reduction by the Company in Executive's base salary or benefits as in effect on the Effective Date or as the same may be increased from time to time, unless a similar reduction is made in salary or benefits of substantially all senior executives of the Company (or any of its affiliates and any of their respective subsidiaries with respect to which the Company exerts control over compensation policies); (ii) the Company's requiring Executive, without his consent, to be based at any office or location other than in the greater metropolitan area of the city in which his office is located at the Effective Date; or (iii) the Company's changing the reporting structure so that Executive no longer reports directly to the Board.

(3) "Poor Performance" means the failure of Executive to meet reasonable and achievable performance expectations (other than any such failure resulting from incapacity due to physical or mental illness); provided, however, that termination for Poor Performance will not be effective unless at least 30 days prior to such termination Executive has received written notice from the Board which specifically identifies the manner in which the Board believes that Executive has not met performance expectations and Executive has failed after receipt of such notice to resume the diligent performance of his duties to the satisfaction of the

Board.

Prior to or More than 24 Months after Change in Control.

Termination by Company other than for Poor Performance, Cause or Disability; Termination by Executive for Good Reason; or Expiration of Executive's Employment Period:

If the Company terminates any of the Executive's employment other than for Poor Performance, Cause or Disability or any of the Executives terminates his employment for Good Reason within 90 days after the event of occurrence of the event causing the Good Reason or the Executive's employment period expires, such Executive shall be entitled to:

- the sum of the base salary through the date of termination and any accrued vacation pay to the extent not yet paid to be paid in a lump sum within 30 days after the date of termination (the "Accrued Obligations").

- an amount equal to the longer of 18 months base salary or the remaining term of the employment period from the date of termination, to be paid in equal semi-monthly or other installments as are customary under the Company's payroll practices (the "Normal Severance Period").

- COBRA continuation coverage during the Normal Severance Period.

- a cash sum in an amount equal to 100% of his bonus opportunity (prorated through the date of termination) adjusted according to his year-to-date performance at the date of termination to be paid in a lump sum within 30 days after the date of termination.

- all grants of restricted stock, restricted stock units and similar stock-based awards, which will become immediately vested as of the date of termination.

- all options, stock appreciation rights and similar stock-based awards that would have become vested within the 24 month period following the date of termination had the Executive remained employed will become immediately vested and exercisable as of the date of termination.

- all options that are vested but unexercised which will remain exercisable through the earlier of the original expiration date; the 90th day following the end of the Normal Severance Period; or 10 years from the date of grant.

Termination by the Company for Poor Performance:

If the Company terminates any of the Executive's employment for Poor Performance, such Executive shall be entitled to:

- payment of the Accrued Obligations to be paid in a lump sum within 30 days after the date of termination.

- an amount equal to 12 months base salary, to be paid in equal semi-monthly or other installments as are customary under the Company's payroll practices (the "Poor Performance Severance Period").

- COBRA continuation coverage during the Poor Performance Severance Period.

- all grants of restricted stock, restricted stock units and similar stock-based awards that would have become vested within the 12 month period following the date of termination had the Executive remained employed, which will become immediately vested as of the date of termination.

- subject to specific approval of the Committee, all options, stock appreciation rights and similar stock-based awards that would have become vested within the 12 month period following the date of termination had the Executive remained employed will become immediately vested and exercisable as of the date of termination.

- all options that are vested but unexercised which will remain exercisable through the earlier of the original expiration date; the 90th day following the end of the Poor Performance Severance Period; or 10 years from the date of grant.

After or In Connection with Change in Control:

Termination by Executive for Good Reason; Termination by Company other than for Cause or Disability:

If a change in control occurs, and within 24 months following such change in control (or if Executive can show that termination by the Executive or the Company in anticipation of a change in control) the Company terminates any of the Executive's employment other than for Cause or Disability or any of the Executives terminates his employment for Good Reason, such Executive shall be entitled to:

- payment of the Accrued Obligations to be paid in a lump sum within 30 days after the date of termination.

- an amount equal to 36 times the monthly base salary to be paid in a lump sum within 30 days after the date of termination if the change in control qualifies as a change in ownership or effective control of the Company; otherwise, payment will be made in equal semi-monthly or other installments as are customary under the Company's payroll practices.

- COBRA continuation coverage for up to 18 months after the date of termination.

- a cash sum in an amount equal to 100% of his bonus opportunity (prorated through the date of termination) adjusted according to his year-to-date performance at the date of termination to be paid in a lump sum within 30 days after the date of termination.

- all grants of restricted stock, restricted stock units and similar stock-based awards, which will become immediately vested as of the date of termination.

- all options, stock appreciation rights and similar stock-based awards will become immediately vested and exercisable as of the date of termination.

- all options that are vested but unexercised which will remain exercisable through the earlier of the original expiration date; the 90th day following the end of the 36 month period beginning on the date of termination; or 10 years from the date of grant.

Termination Due to Death, Disability or Retirement:

If any of the Executive's employment is terminated due to his death, Disability or Retirement, his employment agreement will terminate without further obligation to the Executive by the Company other than for the payment of the Accrued Obligations to be paid in a lump sum within 30 days after the date of termination to the Executive or his estate or beneficiary.

Each of the NEOs has entered into a stock option agreement, in which their options cliff vest upon the fifth anniversary from the date of grant (the "Cliff-Vesting Option Agreements"). Pursuant to the Cliff-Vesting Option Agreements, if the employment of any of the NEOs is terminated due to death or disability, all the options which are not vested and exercisable shall become fully vested and exercisable as of such termination date.

Each of the NEOs also has stock option agreements, in which their options vest ratably over a 3 year period (the "3 Year Option Agreements"). Under the 3 Year Option Agreements, the NEOs are only entitled to the options which have vested at the time of termination due to death or disability. However, pursuant to their contracts, as discussed above, certain 3 Year Options held by Messrs. Crim, Scollo, Tepe and Hutto will become fully vested and exercisable upon certain terminations.

Termination for Cause or Voluntary Termination without Good Reason.

In the event the Company terminates an Executive's employment for cause or any of the Executives voluntarily terminates his employment, such Executive's employment agreement will terminate without further obligation to the Executive by the Company other than for the payment of the Accrued Obligations to be paid in a lump sum within 30 days after the date of termination.

The following tables set forth the estimated potential payments that would be made to each of the NEOs upon termination or change in control as described above, assuming termination of employment or the change in control took place on December 31, 2009:

Prior to or More Than 24 Months after a Change in Control			
Named Executive Officer	Type of Payment	Termination by Company other than for Poor Performance, Cause or Disability; Termination by Executive for Good Reason Expiration of Executive's Employment Period ($)	Termination for Poor Performance ($)
Stephen R. Crim	Payment[1]	1,102,500	437,500
	Bonus[2]	168,000	-
	COBRA[3]	24,054	24,054
	Restricted Stock Awards[4] [5]	184,107	50,243
	Options[5] [6]	1,065,689	1,065,689
	Total	2,554,350	1,577,486
Joseph D. Scollo, Jr.	Payment[1]	1,011,052	401,211
	Bonus[2]	154,065	-
	COBRA[3]	22,061	22,061
	Restricted Stock Awards[4]	120,975	32,845
	Options[5] [6]	598,983	598,983
	Total	1,907,136	1,055,100
Mark W. Haushill	Payment[1]	897,375	348,958
	Bonus[2]	134,000	-
	COBRA[3]	22,061	22,061
	Restricted Stock Awards[4]	-	-
	Options[5]	-	-
	Total	1,053,436	371,019
Randolph L. Hutto	Payment[1]	854,840	339,222
	Bonus[2]	130,261	-
	COBRA[3]	15,694	15,694
	Restricted Stock Awards[4]	104,112	28,351
	Options[5]	51,264	51,264
	Total	1,156,171	431,531
Guy Cloutier[7]	Payment[8]	-	-
	Bonus	-	-
	COBRA	-	-
	Restricted Stock Awards[4]	110,456	29,377
	Options	60,139	60,139
	Total	170,595	89,516

(1) The dollar amounts are calculated assuming a termination date of December 31, 2009, and taking into consideration the Company's pay period which is on a semi-monthly basis (which is the 15th and the last day of the month). Messrs. Crim, Scollo, Haushill and Hutto would be entitled to the amount accrued to the termination date which, in this case, would be the amounts accrued from the 16th to the 31st of December 2009 pursuant to the terms of their respective employment agreements.

(2) The bonuses are calculated assuming the maximum percentage allowable pursuant to each of the employment agreements.

(3) The amounts represented are the premiums for equivalent or similar major medical coverage for which each employee is currently enrolled, which was $1,336.34 (Crim), $1,225.65 (Scollo), $1,225.65 (Haushill), $871.93 (Hutto) per month as of December 31, 2009.

(4) Restricted stock awards were granted on March 4, 2008 and March 11, 2009.

(5) The options and award dollar amount is calculated based on the closing stock price of the Company of $14.45 on December 31, 2009.

(6) The option dollar amount under 'Termination for Poor Performance' is calculated assuming the Committee has approved and allowed the vesting of such unvested during the 12 month period as described above.

(7) Employment will be subject to 12 month's written notice of termination in writing on either side, notwithstanding the foregoing:

A) The period of notice may be waived either in whole or partly by mutual agreement

B) Payment in lieu of notice may be given at the Company's discretion.

C) The Company may terminate employment forthwith in the event the employee commits any act or gross default, serious misconduct, dishonesty, or fraud resulting in serious harm or injury either to the reputation or business of the Company.

(8) Upon termination of employment, should the employee not secure alternative employment in Bermuda, the Company may, at its sole discretion, reimburse the employee in an amount not to exceed $20,000 for the actual costs the employee incurs, and which could not be reimbursed by any other source, for the employee's relocation back to Canada.

After or in Connection with a Change in Control		
Named Executive Officer	Type of Payment	Termination by Company other than for Cause or Disability; Termination by Employee for Good Cause ($)
Stephen R. Crim	Payment[1]	1,277,500
	Bonus[2]	168,000
	COBRA[3]	24,054
	Restricted Stock Awards[4]	184,107
	Options[5]	1,112,839
	Total	2,766,500
Joseph D. Scollo, Jr.	Payment[1]	1,171,537
	Bonus[2]	154,065
	COBRA[3]	22,061
	Restricted Stock Awards[4]	120,975
	Options[5]	641,269
	Total	2,109,907
Mark W. Haushill	Payment[1]	1,018,958
	Bonus[2]	134,000
	COBRA[3]	22,061
	Restricted Stock Awards[4]	-
	Options[5]	-
	Total	1,175,019
Randolph L. Hutto	Payment[1]	990,529
	Bonus[2]	130,261
	COBRA[3]	15,694
	Restricted Stock Awards[4]	104,112
	Options[5]	76,896
	Total	1,317,492
Guy Cloutier[6]	Payment[7]	-
	Bonus	-
	COBRA	-
	Restricted Stock Awards[4]	110,456
	Options	90,212
	Total	200,668

(1) The dollar amounts are calculated assuming a termination date of December 31, 2009, and taking into consideration the Company's pay period which is on a semi-monthly basis (which is the 15th and the last day of the month). Messrs. Crim, Scollo, Haushill and Hutto would be entitled to the amount accrued to the termination date which, in this case, would be the amounts accrued from the 16th to the 31st of December 2009 pursuant to the terms of their respective employment agreements.
(2) The bonuses are calculated assuming the maximum percentage allowable pursuant to each of the employment agreements.
(3) The amounts represented are the premiums for equivalent or similar major medical coverage for which each employee is currently enrolled, which was $1,336.34 (Crim), $1,225.65 (Scollo), $1,225.65 (Haushill), $871.93 (Hutto) per month as of December 31, 2009.
(4) Restricted stock awards were granted on March 4, 2008 and March 11, 2009.
(5) The options and award dollar amount is calculated based on the closing stock price of the Company of $14.45 on December 31, 2009.
(6) Employment will be subject to 12 month's written notice of termination in writing on either side, notwithstanding the foregoing:
A) The period of notice may be waived either in whole or partly by mutual agreement
B) Payment in lieu of notice may be given at the Company's discretion.
C) The Company may terminate employment forthwith in the event the employee commits any act or gross default, serious misconduct, dishonesty, or fraud resulting in serious harm or injury either to the reputation or business of the Company.
(7) Upon termination of employment, should the employee not secure alternative employment in Bermuda, the Company may, at its sole discretion, reimburse the employee in an amount not to exceed $20,000 for the actual costs the employee incurs, and which could not be reimbursed by any other source, for the employee's relocation back to Canada.

Due to Disability, Cause or Voluntary Termination without Good Reason			
Named Executive Officer	Type of Payment	Termination due to Death, Disability or Retirement ($)	Termination for Cause or Voluntary Termination without Good Reason ($)
Stephen R. Crim	Payment[1]	17,500	17,500
	Bonus[2]	-	-
	COBRA[3]	-	-
	Restricted Stock Awards[4]	-	-
	Options[5]	971,390	-
	Total	988,980	17,500
Joseph D. Scollo, Jr.	Payment[1]	16,048	16,048
	Bonus[2]	-	-
	COBRA[3]	-	-
	Restricted Stock Awards[4]	-	-
	Options[5]	514,410	-
	Total	530,458	16,048
Mark W. Haushill	Payment[1]	13,958	13,958
	Bonus[2]	-	-
	COBRA[3]	-	-
	Restricted Stock Awards[4]	-	-
	Options[5]	-	-
	Total	13,958	13,958
Randolph L. Hutto	Payment[1]	13,568	13,568
	Bonus[2]	-	-
	COBRA[3]	-	-
	Restricted Stock Awards[4]	-	-
	Options[5]	-	-
	Total	13,568	13,568
Guy Cloutier[6]	Payment[7]	-	-
	Bonus	-	-
	COBRA	-	-
	Restricted Stock Awards[4]	-	-
	Options[5]	-	-
	Total	-	-

(1) The dollar amounts are calculated assuming a termination date of December 31, 2009, and taking into consideration the Company's pay period which is on a semi-monthly basis (which is the 15th and the last day of the month). Messrs. Crim, Scollo, Haushill and Hutto would be entitled to the amount accrued to the termination date which, in this case, would be the amounts accrued from the 16th to the 31st of December 2009 pursuant to the terms of their respective employment agreements.
(2) The bonuses are calculated assuming the maximum percentage allowable pursuant to each of the employment agreements.
(3) The amounts represented are the premiums for equivalent or similar major medical coverage for which each employee is currently enrolled, which was $1,336.34 (Crim), $1,225.65 (Scollo), $1,225.65 (Haushill), $871.93 (Hutto) per month as of December 31, 2009.
(4) Restricted stock awards were granted on March 4, 2008 and March 11, 2009.
(5) The options and award dollar amount is calculated based on the closing stock price of the Company of $14.45 on December 31, 2009.
(6) Employment will be subject to 12 month's written notice of termination in writing on either side, notwithstanding the foregoing:
A) The period of notice may be waived either in whole or partly by mutual agreement
B) Payment in lieu of notice may be given at the Company's discretion.
C) The Company may terminate employment forthwith in the event the employee commits any act or gross default, serious misconduct, dishonesty, or fraud resulting in serious harm or injury either to the reputation or business of the Company.
(7) Upon termination of employment, should the employee not secure alternative employment in Bermuda, the Company may, at its sole discretion, reimburse the employee in an amount not to exceed $20,000 for the actual costs the employee incurs, and which could not be reimbursed by any other source, for the employee's relocation back to Canada.

Compensation Risks

The Compensation Committee has reviewed the elements of compensation of all employees, including executive compensation, to determine whether the Company's compensation policies, practices and procedures are reasonably likely to have a material adverse effect on the Company. After analysis, the Compensation Committee does not believe that the mix and design of the elements of compensation encourage the assumption of excessive or inappropriate risk or that our compensation structure is reasonably likely to have a material adverse effect on the Company.

Compensation Committee Interlocks and Insider Participation

The compensation committee, consisting of Messrs. Geneen, Groot and Lackner, is made up of non-employee directors who have never served as executive officers of the Company. During 2009, none of the Company's executive officers served on the board of directors of any entities whose directors or officers serve on the Company's compensation committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Form 10-K/A.

Lawrence I. Geneen, Chairman
Steven L. Groot
Thomas W. Mueller

Director Compensation

Name	Fees Earned or Paid In Cash ($) (1)	Stock Awards ($) (2)	All Other Compensation ($)	Total ($)
Cody W. Birdwell	36,250	40,000	-	76,250
David V. Brueggen	55,000	40,000	489	95,489
Harris Chorney (3)	35,000	60,000	-	95,000
Stephen R. Crim (4)	-	-	-	-
Lawrence I. Geneen	32,500	40,000	-	72,500
Steven L. Groot	20,894	40,000	0	60,894
Marilyn V. Hirsch	12,500	40,000	699	53,199
Thomas W. Mueller	25,000	40,000	3,120	68,120
Jerome D. Weaver	30,000	40,000	0	70,000

(1) These amounts represent all fees earned for service as a director during 2009. The non-employee directors received the following compensation for their services as a director. The directors' compensation is subject to change from time to time.

- Annual Retainer Fee – Each non-employee director is paid in the form of common shares of the Company having a fair market value of $40,000 (or a pro rata portion thereof for less than a full year's service) on the date of issuance.
- Retainer Fees for Committee Chairs – The annual cash retainer for (i) the Chairman of the Board is $15,000; (ii) the Audit Committee Chairman is $15,000; and (iii) the Chairman of any committee, other than the Audit Committee, is $7,500.
- Travel Compensation – Each non-employee director receives travel compensation of $1,000 for their travel time to any meeting requested by the Company in which they are present in person. Travel Compensation is not paid for attendance at a meeting not requiring travel.
- Expense Reimbursement – The directors are reimbursed for their expenses incurred in connection with travel to any Board and/or Committee meeting, including airfare, lodging and meals and incidentals. Directors are also reimbursed for fees and costs associated with board education or professional development.

(2) "Stock Awards" dollar amount is calculated by using fair market value of the awards on July 27, 2009. The aggregate number of common shares issued was 23,715.

(3) Includes $20,000 payment which represents the prorated amount due for 2008 service.

(4) Mr. Crim is the Chief Executive Officer of the Company and receives no additional compensation as a director of the Company.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information regarding the common shares of the Company owned as of March 31, 2010 (i) by each of the Company's directors, (ii) by each of the Company's NEOs identified in the Summary Compensation Table above, (iii) by each person who beneficially owns more than 5% of the common shares and (iv) by all directors and executive officers of the Company as a group. Except as otherwise indicated, each person listed below has sole voting and investment power with respect to such common shares.

Shares beneficially owned include shares that may be acquired pursuant to the exercise of outstanding stock options that are exercisable within 60 days of March 31, 2010.

Name of Beneficial Owner	Number of Common Shares	Shares that May be Acquired Within 60 Days	Total Shares	Percentage Ownership
Cody W. Birdwell [1]	214,740	-	214,740	2.07%
David V. Brueggen [2]	7,793	-	7,793	0.08%
Harris K. Chorney [3]	5,185	-	5,185	0.05%
Stephen R. Crim [4]	178,929	170,000	349,929	3.37%
Lawrence I. Geneen	16,171	-	16,171	0.16%
Steven L. Groot [5]	41,327	-	41,327	0.40%
Marilyn V. Hirsch[6]	2,790	-	2,790	0.03%
Thomas W. Mueller [7]	338,775	-	338,775	3.27%
Jerome D. Weaver	15,798	-	15,798	0.15%
Guy Cloutier	52,229	1,667	53,896	0.52%
Mark W. Haushill	-	-	-	0.00%
Randolph L. Hutto	15,965	6,845	22,810	0.22%
Joseph D. Scollo, Jr.	64,168	113,014	177,182	1.71%
William C. Tepe[8]	14,200	-	14,200	0.14%
All directors and executive officers as a group (14 persons)	968,070	291,526	1,259,596	12.17%

Name of Beneficial Owner	Number of Common Shares	Shares that May be Acquired Within 60 Days	Total Shares	Percentage Ownership
Royce & Associates [9]	981,400	-	981,400	9.48%
Argo Group International Holdings, Ltd. [10]	967,850	-	967,850	9.35%
Kennedy Capital Management [11]	528,050	-	528,050	5.10%

**Less than 1%*

(1) Includes 98,250 common shares of record held by The Cody Birdwell Family Limited Partnership, over which Mr. Birdwell has sole voting power with respect to the common shares.

(2) Includes 2,003 common shares owned by his wife and 1,000 shares owned jointly with his wife.

(3) Mr. Chorney was elected to the Board on January 21, 2009

(4) Includes 65,195 common shares owned by his spouse and 144 Common Shares held of record as custodian for a child.

(5) Includes 40,727 common shares held by K Groot & S Groot TTEE, Steven L. Groot Living Trust, U/A DTD 03/20/1997

(6) Ms. Hirsch was elected to the Board on July 27, 2009.

(7) Includes 162,745 common shares held of record by The Mark C. Mueller Trust for which Mr. Thomas W. Mueller is the sole trustee. Mark C. Mueller is a brother of Thomas W. Mueller. Includes 160,000 common shares held of record by The Thomas W. Mueller Trust for which Mark C. Mueller is the sole trustee.

(8) Mr. Tepe resigned from the Company effective March 31, 2009.

(9) Its address is 1414 Avenue of the Americas, New York, NY 10019 according to Schedule 13(G/A) as filed with the SEC.

(10) Its address is 110 Pitts Bay Road, Pembroke, Bermuda according to a Schedule 13(G/A) as filed with the SEC.

(11) Its address is 10829 Olive Blvd., St. Louis, MO 63141 according to a Schedule 13(G) as filed with the SEC.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders[1]	840,324	$10.89	1,684,976
Equity compensation plans not approved by security holders [2]	23,715	N/A	226,285
Total	864,039		1,911,261

(1) Includes securities available for future issuance under the 2007 Incentive Stock Option Plan.
(2) The 22,672 represents shares actually issued to directors under the 1998 Directors Stock Award Plan. The 226,285 represents the shares available for future awards under the 1998 Directors Stock Award Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Messrs. Birdwell, Brueggen, Crim and Mueller, members of the Company's Board of Directors, are also directors of American Safety Risk Retention Group, Inc. ("ASRRG"), a non-subsidiary affiliate, which is managed by American Safety Insurance Services, Inc., the Company's principal U.S. program development, underwriting and administrative services subsidiary, on a fee-for-service basis. This entity is consolidated with the Company for accounting purposes but, for purposes of independence analysis, is considered an affiliate of the Company. American Safety Risk Retention Group, Inc. is a stock captive insurance company licensed in Vermont and is authorized to write liability insurance in all 50 states as a result of the federal Risk Retention Act. The directors of American Safety Risk Retention Group, Inc. are elected annually by its shareholder/insureds. Additionally until December 31, 2007, Mr. Brueggen served as Senior Vice President of Finance of Anson Industries, Inc. Mr. Weaver is Chief Executive Officer of Specialty Systems, Inc. ASRRG, the non-subsidiary affiliate, provides insurance-related products and services to each of these entities in the ordinary course of business and may in the future continue to provide insurance-related products and services to these entities.

Mark Mueller, the brother of Thomas Mueller, a member of the Company's Board of Directors, serves as an advisory director of the Company.

Pursuant to the Company's Code of Business Conduct and Ethics, all "related party transactions" involving the Company, its subsidiaries or affiliates shall be approved in advance by (a) a majority of the independent members of the Company's Board of Directors, or (b) a majority of the members of a committee of the Company's Board of Directors consisting solely of independent directors, such as the Audit Committee or the Nominating and Corporate Governance Committee. For purposes of this discussion a "related party transaction" is one in which the Company is a participant and that, individually or taken together with related transactions, exceeds, or is reasonably likely to exceed, $50,000 in amount in any year and which any of the following individuals (a "covered person") has a direct or indirect material interest:

1. any director or executive officer;
2. any nominee for election as a director;
3. any securityholder who is known by the Company to own of record or beneficially more than 5% of any class of the Company's voting securities; or

4. any immediate family member of any of the foregoing persons, including any child; stepchild; parent; stepparent; spouse; sibling; mother-, father-, son-, daughter-, brother-, or sister-in-law; and any person (other than a tenant or employee) sharing the same household.

A material interest in a transaction shall not be deemed to exist when a covered person's interest in the transaction results from (a) the covered person's (together with his immediate family's) direct or indirect ownership of less than a 10% economic interest in the other party to the transaction, and/or the covered person's service as a director of the other party to the transaction, or (b) the covered person's pro rata participation in a benefit received by him solely as a security holder.

A transaction shall be deemed to involve the Company if it involves a vendor or partner of the Company or any of its subsidiaries and relates to the business relationship between the Company or any of its subsidiaries and that vendor or partner.

The Company is subject to the NYSE listing standards which require the Board of Directors and certain Board committees of listed companies to meet certain independence requirements. See "Corporate Governance" in Item 10 of this Form 10-K/A for disclosure regarding director independence.

Item 14. Principal Accountant Fees and Services

The following represents the fees billed to the Company for the two most recent fiscal years by BDO Seidman LLP, the Company's independent registered public accountant for 2007 and 2008:

	2008 (in thousands)	2007 (in thousands)
Audit Fees [1]	$ 493	$ 486
Audit-Related Fees	16	5 [2]
Tax Fees	--	--
All Other Fees	--	--
Total	$ 509	$ 491

(1) Includes fees for professional services rendered for the audit of the Company's annual financial statements, review of quarterly financial statements, statutory audits and in 2007 and 2008, an audit of internal controls over financial reporting as required by Section 404 of the Sarbanes Oxley Act.

(2)The audit related fees for 2008 and 2007 were related to BDO's review of responses to SEC comment letters with respect to the Company's registration statement of form S-8.

The audit committee of the Company's Board of Directors considered the provision of non-audit services by BDO Seidman LLP and determined that the provision of such services was consistent with maintaining the independence of such independent registered public accounting firm. The audit committee pre-approves all audit and non-audit services provided by BDO Seidman LLP.

PART IV

Item 15. Exhibits and Financial Statements, Schedules.

A. Financial Statements, Schedules and Exhibits

1. Financial Statements

The following is a list of financial statements, together with Reports thereon, filed as part of this Report:

- Reports of BDO Seidman, LLP, Independent Registered Public Accounting Firm
- Consolidated Balance Sheets at December 31, 2009 and 2008
- Consolidated Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007
- Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2009, 2008 and 2007
- Consolidated Statements of Cash Flow for the Years Ended December 31, 2009, 2008 and 2007
- Consolidated Statements of Comprehensive Earnings for the Years Ended December 31, 2009, 2008 and 2007
- Notes to Consolidated Financial Statements
- Selected Quarterly Financial Data

2. Financial Statement Schedules and Exhibits

The following is a list of financial statement schedules and exhibits filed as part of this report:

Schedule/Exhibit Number	**Page**
Schedule II - Condensed Financial Statements (Parent only)	142
Schedule III – Supplemental Information	146
Schedule IV – Reinsurance	147

Other schedules have been omitted as they are not applicable to the Company, or the required information has been included in the financial statements and related notes.

3. Exhibits

The following is a list of exhibits required to be filed as part of this Report:

Exhibit Number	Title
3.1	Memorandum of Association of American Safety Insurance Holdings, Ltd. [incorporated by reference to Exhibit 3.1 to Registrant's Amendment No. 1 to the Registration Statement on Form S-1 filed January 27, 1998 (Registration No. 333-42749)] and the Certificate of Incorporation of Change of Name.
3.2	Bye-Laws of American Safety Insurance Holdings, Ltd. [incorporated by reference to Exhibit 3.2 to Registrant's Amendment No. 1 to Registration Statement on Form S-1 filed January 27, 1998 (Registration No. 333-42749)].
4.2	Amended and Restated Declaration of Trust of American Safety Capital Trust dated as of May 22, 2003 among Wilmington Trust Company, as institutional trustee, American Safety Holdings Corp., as sponsor, American Safety Insurance Holdings, Ltd. (formerly known as American Safety Insurance Group, Ltd.), as guarantor, Steven B. Mathis, Stephen R. Crim and Fred J. Pinckney, as administrators [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated May 22, 2003 (File No. 001-14795)].
4.3	Indenture dated as of May 22, 2003 between American Safety Holdings Corp., American Safety Insurance Holdings, Ltd. (formerly known as American Safety Insurance Group, Ltd.), as guarantor, and Wilmington Trust Company, as trustee [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated May 22, 2003 (File No. 001-14795)].
4.4	Guarantee Agreement dated as of May 22, 2003, between American Safety Insurance Holdings, Ltd. (formerly known as American Safety Insurance Group, Ltd.), as guarantor, and Wilmington Trust Company, as trustee [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated May 22, 2003 (File No. 001-14795)].
4.5	Amended and Restated Trust Agreement of American Safety Capital Trust II dated as of September 30, 2003 among American Safety Holdings Corp., as depositor, JPMorgan Chase Bank, as property trustee, Chase Manhattan Bank USA, National Association, as Delaware trustee, and Steven B. Mathis, Stephen R. Crim and Fred J. Pinckney, as administrative trustees [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated September 30, 2003 (File No. 001-14795)].
4.6	Junior Subordinated Indenture dated as of September 30, 2003 between American Safety Holdings Corp. and JPMorgan Chase Bank, as trustee [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated September 30, 2003 (File No. 001-14795)].

4.7	Guarantee Agreement dated as of September 30, 2003 among American Safety Holdings Corp., as guarantor, American Safety Insurance Holdings, Ltd., as parent guarantor and JPMorgan Chase Bank, as guarantee trustee [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated October 15, 2003 (File No. 001-14795)].
4.8	Common Securities Subscription Agreement dated as of September 30, 2002 between American Safety Holdings Corp. and American Safety Capital Trust II, together as offerors [incorporated by reference to the Exhibits to the Current Report on Form 8-K filed October 15, 2003 (File No. 001-14795)].
4.9	Amended and Restated Declaration of Trust of American Safety Capital Trust III dated as of November 17, 2005 among American Safety Holdings Corp., Wilmington Trust Company, as institutional trustee and Delaware trustee, and Steven B. Mathis and Stephen R. Crim, as administrators [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2006 (File No. 001-14795)].
4.10	Indenture dated as of November 17, 2006 between American Safety Holdings Corp. and Wilmington Trust Company as trustee [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2005 (File No. 001-14795)].
4.11	Guarantee Agreement dated as of November 17, 2006 between American Safety Holdings Corp., as guarantors and Wilmington Trust Company, as guarantee trustee, [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2005 (File No. 001-14795)].
4.12	Parent Guarantee Agreement dated as of November 17, 2005 between American Safety Insurance Holdings, Ltd. and Wilmington Trust Company [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2006 (File No. 001-14795)].
4.13	Subscription Agreement dated as of November 17, 2005 among American Safety Capital Trust III, American Safety Holdings Corp. and Keefe, Bruyette & Woods, Inc. [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2006 (File No. 001-14795)].
10.1+	2007 Incentive Stock Plan [incorporated by reference to Exhibit 10.1 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2007 (File No. 001-14795)].
10.2+	1998 Director Stock Award Plan [incorporated by reference to Exhibit 10.3 to the Form 10-K of American Safety Insurance Holdings, Ltd. For the year ended December 31, 2005 (File No. 001-14795)].

10.3	Amended and Restated Program Management Agreement between American Safety Insurance Services, Inc. and American Safety Risk Retention Group, Inc., dated January 1, 2009[incorporated by reference to Exhibit 10.3 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2008 (File No. 001-14795)].
10.4	Amended and Restated Program Management Agreement between American Safety Insurance Services, Inc. and American Safety Casualty Insurance Company, dated January 1, 2009 [incorporated by reference to Exhibit 10.4 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2008 (File No. 001-14795)].
10.5	Amended and Restated Program Management Agreement between American Safety Insurance Services, Inc. and American Safety Indemnity Company, dated January 1, 2009 [incorporated by reference to Exhibit 10.5 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2008 (File No. 001-14795)].
10.6	Professional and Administrative Services Agreement between American Safety Administrative Services, Inc. and American Safety Risk Retention Group, Inc., dated January 1, 2009 [incorporated by reference to Exhibit 10.6 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2008 (File No. 001-14795)].
10.7	Professional and Administrative Services Agreement between American Safety Administrative Services, Inc. and American Safety Casualty Insurance Company, dated January 1, 2009 [incorporated by reference to Exhibit 10.7 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2008 (File No. 001-14795)].
10.8	Professional and Administrative Services Agreement between American Safety Administrative Services, Inc. and American Safety Indemnity Company, dated January 1, 2009 [incorporated by reference to Exhibit 10.8 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2008 (File No. 001-14795)].
10.9+	Employment Agreement between American Safety Insurance Services, Inc. and Stephen R. Crim [incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated August 31, 2007 (File No. 001-14795)].
10.10+	Employment Agreement between American Safety Insurance Services, Inc. and Joseph D. Scollo [incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated August 31, 2007 (File No. 001-14795)].
10.12+	Employment Agreement between American Safety Insurance Services, Inc. and Randolph L. Hutto [incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated August 31, 2007 (File No. 001-14795)].

10.13+	Employment Agreement between American Safety Insurance Services, Inc. and Mark W. Haushill.
10.14	Office Lease Agreement between ORT, an Ohio general partnership, and American Safety Insurance Services, Inc. for office space in Atlanta, Georgia [incorporated by reference to Exhibit 10.8 to the Form 10-K of American Safety Insurance Holdings, Ltd., for the year ended December 31, 2006 [(File No. 001-14795)].
11	Computation of Earnings Per Share.
12	Ratio of Earnings to Fixed Charges.
14	Code of Business Conduct and Ethics [incorporated by reference to Exhibit 14 to Form 10K of American Safety Insurance Holdings, Ltd. For the year ended December 31, 2003 (File No. 001-14795)].
21	Subsidiaries of the Company.
23.1	Consent of BDO Seidman, LLP.
31.1	Certification of Chief Executive Officer.
31.2	Certification of Chief Financial Officer.
32.1	Certifications of Chief Executive Officer and Chief Financial Officer.

+Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on March 16, 2010.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

By: /s/ Stephen R. Crim

Stephen R. Crim, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons in the capacities indicated on March 16, 2010.

Signature	Title
/s/ Stephen R. Crim Stephen R. Crim	President and Chief Executive Officer (Principal Executive Officer)
/s/ Mark W. Haushill Mark W. Haushill	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ David V. Brueggen David V. Brueggen	Chairman of the Board of Directors
/s/ Cody W. Birdwell Cody W. Birdwell	Director
/s/ Lawrence I. Geneen Lawrence I. Geneen	Director
/s/ Steven L. Groot Steven L. Groot	Director
/s/ Thomas W. Mueller Thomas W. Mueller	Director
/s/ Jerome D. Weaver Jerome D. Weaver	Director
/s/ Harris R. Chorney Harris R. Chorney	Director
/s/ Marilyn V. Hirsch Marilyn V. Hirsch	Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
American Safety Insurance Holdings, Ltd.

We have audited American Safety Insurance Holdings, Ltd. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO" criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American Safety Insurance Holdings, Ltd. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, cash flows, and comprehensive income for each of the three years in the period ended December 31, 2009 and our report dated March 16, 2010 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
Atlanta, Georgia
March 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
American Safety Insurance Holdings, Ltd.

We have audited the accompanying consolidated balance sheets of American Safety Insurance Holdings, Ltd. and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders' equity, cash flows and comprehensive income for each of the three years in the period ended December 31, 2009. We have also audited Schedules II, III, and IV as of and for each of the three years in the period ended December 31, 2009. These consolidated financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Safety Insurance Holdings, Ltd. and subsidiaries at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related schedules present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of American Safety Insurance Holdings, Ltd.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2010 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
Atlanta, Georgia
March 16, 2010

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Balance Sheets
(dollars in thousands except per share data)

	December 31,	
Assets	2009	2008
Investments available-for-sale:		
Fixed maturity securities, at fair value	$672,278	$ 569,910
Common stock, at fair value	7,519	20,537
Preferred stock, at fair value	3,371	3,287
Short-term investments, at fair value	67,257	80,005
Total investments	750,425	673,739
Cash and cash equivalents	34,756	12,898
Accrued investment income	6,305	6,214
Premiums receivable	21,515	19,917
Ceded unearned premium	41,616	36,118
Reinsurance recoverable	200,764	199,455
Deferred income taxes	5,647	11,784
Deferred policy acquisition costs	16,228	18,171
Property, plant and equipment, net	10,833	10,976
Goodwill	11,083	9,696
Other assets	48,488	27,396
Total assets	$ 1,147,660	$ 1,026,364
Liabilities and Shareholders' Equity		
Liabilities:		
Unpaid losses and loss adjustment expenses	$616,444	$ 586,647
Unearned premiums	124,189	122,259
Ceded premiums payable	10,930	20,732
Deferred revenues	2,151	1,770
Accounts payable and accrued expenses	13,687	8,586
Deferred rent	1,251	1,626
Funds held	48,378	25,684
Securities payable	18,790	-
Loans payable	36,328	38,932
Total liabilities	$ 872,148	$ 806,236

continued on next page

Consolidated Balance Sheets (continued)

(dollars in thousands except per share data)

	December 31,	
	2009	2008
Shareholders' equity:		
Preferred stock, $0.01 par value; authorized 5,000,000 shares; no shares issued and outstanding	-	-
Common stock, $0.01 par value; authorized 30,000,000 shares; issued and outstanding at December 31, 2009, 10,323,875 shares and at December 31, 2008, 10,274,368 shares	$ 103	$ 103
Additional paid-in capital	102,486	100,645
Retained earnings	143,823	119,491
Accumulated other comprehensive income (loss), net	25,425	(3,209)
Total American Safety Insurance Holdings, Ltd. shareholders' equity	271,837	217,030
Equity in non-controlling interests	3,675	3,098
Total shareholders' equity	275,512	220,128
Total liabilities and shareholders' equity	$1,147,660	$1,026,364

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated Statements of Operations
(dollars in thousands except per share data)

	Years Ended December 31,		
	2009	2008	2007
Revenues:			
Direct earned premiums	$216,710	$201,735	$ 212,757
Assumed earned premiums	35,123	48,089	9,352
Ceded earned premiums	(83,316)	(75,353)	(73,316)
Net earned premiums	168,517	174,471	148,793
Net investment income	30,554	29,591	30,268
Net realized gains (losses)	163	(14,348)	(311)
Fee income	5,448	2,632	2,145
Other income (loss)	51	(24)	66
Total revenues	$204,733	$192,322	$180,961
Expenses:			
Losses and loss adjustment expenses	97,646	110,146	91,184
Acquisition expenses	37,203	43,484	28,872
Payroll and related expenses	22,661	19,891	17,268
Other underwriting expenses	15,412	13,991	9,684
Interest expense	3,193	3,163	3,283
Corporate and other expenses	3,375	153	2,986
Total expenses	$179,490	$190,828	$153,277
Earnings before income taxes	25,243	1,494	27,684
Income taxes	541	31	737
Net earnings	$ 24,702	$1,463	$ 26,947
Less: Net earnings (loss) attributable to the noncontrolling interest	377	1,153	(1,245)
Net earnings attributable to American Safety Insurance Holdings, Ltd.	$ 24,325	$ 310	$28,192
Net earnings per share:			
Basic	$2.36	$ 0.03	$ 2.65
Diluted	$2.30	$ 0.03	$ 2.56
Weighted average number of shares outstanding			
Basic	10,307,592	10,459,161	10,648,408
Diluted	10,557,751	10,685,933	10,997,206

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
(dollars in thousands)

	Years ended December 31,		
	2009	**2008**	**2007**
Common stock - number of shares:			
Balance at beginning of period	10,274,368	10,703,457	10,554,200
Issuance of common shares	80,193	57,956	176,557
Repurchase of common shares	(30,686)	(487,045)	(27,300)
Balance at end of period	10,323,875	10,274,368	10,703,457
Common stock:			
Balance at beginning of period	$ 103	$ 107	$ 106
Issuance of common shares	-	1	2
Repurchase of common shares	-	(5)	(1)
Balance at end of period	$ 103	$ 103	$ 107
Additional paid-in capital:			
Balance at beginning of period	$105,428	$111,021	$109,297
Issuance of common shares	4	704	1,718
Repurchase of common shares	-	(7,560)	(512)
Share based compensation	1,837	1,263	518
Balance at end of period	$107,269	$105,428	$111,021
Less: Additional paid-in capital attributable to non-controlling interest	4,783	4,783	4,783
Additional paid-in capital for American Safety Insurance Holdings, Ltd.	$102,486	$100,645	$106,238
Retained earnings:			
Balance at beginning of period	$119,041	$ 117,578	$ 90,631
Net earnings	24,702	1,463	26,947
Balance at end of period	$143,743	$ 119,041	$ 117,578
Less: Retained earnings attributable to non-controlling interest	(80)	(450)	(1,603)
Retained earnings for American Safety Insurance Holdings, Ltd.	$143,823	$119,491	$119,181
Accumulated other comprehensive income (loss):			
Balance at beginning of period	(3,169)	$ 4,956	$ 571
Unrealized gain (loss) during the period (net of deferred tax expense of $5,133, $96 and $499, respectively)	28,834	(8,125)	4,385
Balance at end of period	25,665	$ (3,169)	$ 4,956
Less: Comprehensive income attributable to non-controlling interest	240	40	82
Balance at end of period for American Safety Insurance Holdings, Ltd.	25,425	(3,209)	4,874
Total shareholders' equity of American Safety Insurance Holdings, Ltd.	$271,837	$217,030	$230,400

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(dollars in thousands)

	Years ended December 31,		
	2009	2008	2007
Cash flow from operating activities:			
Net earnings	$ 24,702	$ 1,463	$ 26,947
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Realized (gains) losses on investments	(163)	14,348	311
Depreciation expense	4,028	4,196	3,058
Stock based compensation expense	1,837	1,263	518
Amortization of deferred acquisition costs, net	2,000	(1,340)	(4,429)
Amortization of investment premium	684	533	406
Deferred income taxes	999	(2,154)	(540)
Change in operating assets and liabilities:			
Accrued investment income	(80)	(442)	(1,472)
Premiums receivable	(900)	2,934	(1,104)
Reinsurance recoverable	(1,309)	(9,156)	(5,289)
Ceded unearned premiums	(5,498)	(5,167)	4,947
Funds held	22,694	7,174	2,181
Unpaid losses and loss adjustment expenses	28,877	81,868	65,106
Unearned premiums	1,622	10,800	(3,739)
Ceded premiums payable	(9,802)	5,363	(10,094)
Deferred revenue	381	696	(118)
Accounts payable and accrued expenses	4,637	(1,174)	(1,566)
Deferred rent	(375)	(154)	371
Other, net	(20,944)	(10,088)	(8,484)
Net cash provided by operating activities	53,390	100,963	67,010
Cash flow from investing activities:			
Purchase of fixed maturities	$(268,909)	(208,771)	(210,355)
Purchase of common stock	(288)	(3,643)	(13,320)
Proceeds from sales of fixed maturities	211,124	118,568	170,088
Proceeds from matured securities	-	37,650	6,461
Proceeds from sales of equity securities	18,810	382	1,387
Consideration paid for acquired companies	(3,688)	(8,927)	-
(Increase) decrease in short term investments	14,835	(23,550)	(15,849)
Purchases of fixed assets	(3,420)	(5,529)	(4,793)
Net cash (used in) investing activities	(31,536)	(93,820)	(66,381)
Cash flow from financing activities:			
Stock repurchase payments	$ (430)	$ (7,565)	$ (512)
Proceeds from exercised stock options	434	460	1,450
Net cash provided by (used in) financing activities	$ 4	$ (7,105)	$ 938

continued on next page

Consolidated Statements of Cash Flows (continued)
(dollars in thousands)

	Years ended December 31,		
	2009	2008	2007
Net increase in cash & cash equivalents	21,858	$ 38	$ 1,567
Cash and cash equivalents at beginning of period	12,898	12,860	11,293
Cash and cash equivalents at end of period	$34,756	$ 12,898	$12,860
Supplemental disclosure of cash flow:			
Income taxes (refunded) paid	$ 2,434	$ (1,244)	$ 1,211
Interest paid	$ 3,154	$ 3,226	$ 3,148
Non-cash activity: [1]			
Fixed asset additions	$ -	$ -	$ 1,409
Deferred rent	$ -	$ -	$ 1,409

[1] Represents tenant build-out allowance and future reduction in rent over term of the lease.

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(dollars in thousands)

	Years ended December 31,		
	2009	2008	2007
Net earnings	$ 24,702	$ 1,463	$26,947
Other comprehensive (loss) income:			
Unrealized gains (losses) on securities available-for sale	31,394	(22,283)	4,874
Unrealized gains (losses) on hedging transactions	2,736	(94)	(292)
Reclassification adjustment for realized (gains) losses included in net earnings	(163)	14,348	302
Total other comprehensive income (loss) before income taxes	33,967	(8,029)	4,884
Income tax expense related to items of other comprehensive income	5,133	96	499
Other comprehensive income (loss) net of income taxes	28,834	(8,125)	4,385
Comprehensive income (loss)	$ 53,536	$(6,662)	$31,332
Less: Comprehensive income (loss) attributable to the noncontrolling interest	577	1,111	(1,193)
Total comprehensive income (loss) attributable to American Safety Insurance Holdings, Ltd	$ 52,959	$(7,773)	$32,525

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements of American Safety Insurance Holdings, Ltd. ("American Safety") and its subsidiaries and American Safety Risk Retention Group Inc. ("American Safety RRG"), a non-subsidiary risk retention group affiliate (collectively, the "Company") are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates, based on the best information available, in recording transactions resulting from business operations. The balance sheet amounts that involve a greater extent of accounting estimates and/or actuarial determinations subject to future changes are the Company's invested assets, deferred income taxes, goodwill, reinsurance balances recoverable and the liabilities for unpaid losses and loss adjustment expenses. As additional information becomes available (or actual amounts are determinable), the recorded estimates may be revised and reflected in operating results. While management believes that these estimates are adequate, such estimates may change in the future.

Dollar amounts are in thousands unless otherwise noted.

(b) Description of Common Stock - Voting and Ownership Rights

The authorized share capital of the Company is 35 million shares, consisting of 30 million common shares, par value $.01 per share ("Common Shares"), and 5 million preferred shares, par value $.01 per share ("Preferred Shares"). The Common Shares are validly issued, fully paid, and non-assessable. There are no provisions of Bermuda law or the Company's Bye-Laws which impose any limitations on the rights of shareholders to hold or vote Common Shares by reason of such shareholders not being residents of Bermuda. Holders of Common Shares are entitled to receive dividends ratably when and as declared by the Board of Directors out of funds legally available therefore.

Each holder of Common Shares is entitled to one vote per share on all matters submitted to a vote of the Company's shareholders, subject to the 9.5% voting limitation described below. All matters, including the election of directors, voted upon at any duly held shareholders meeting shall be authorized by a majority of the votes cast at the meeting by shareholders represented in person or by proxy, except (i) approval of a merger, consolidation or amalgamation; (ii) the sale, lease, or exchange of all or substantially all of the assets of the Company; and (iii) amendment of certain provisions of the Bye-Laws, which each require the approval of at least 66-2/3% of the outstanding voting shares (in addition to any regulatory or court approvals). The Common Shares have non-cumulative voting rights, which means that the holders of a majority of the Common Shares may elect all of the directors of the Company and, in such event, the holders of the remaining shares will not be able to elect any directors.

The Bye-Laws contain certain provisions that limit the voting rights that may be exercised by certain holders of Common Shares. The Bye-Laws provide that each holder of Common Shares is entitled to one vote per share on all matters submitted to a vote of the Company's shareholders, except that if, and so long as, the Controlled Shares (as defined below) of any person constitute 9.5% or more of the issued and outstanding Common Shares, the voting rights with respect to the Controlled Shares owned by such person shall be limited, in the aggregate, to a voting power of 9.5%, other than the voting rights of Frederick C. Treadway or Treadway Associates, L.P., affiliates of a founding shareholder of the Company.

"Controlled Shares" mean (i) all shares of the Company directly, indirectly, or constructively owned by any person and (ii) all shares of the Company directly, indirectly, or beneficially owned by such person within the meaning of Section 13(d) of the Exchange Act (including any shares owned by a group of persons, as so defined and including any shares that would otherwise be excluded by the provisions of Section 13(d)(6) of the Exchange Act). Under these provisions, if, and so long as, any person directly, indirectly, or constructively owns Controlled Shares having more than 9.5% of the total number of votes exercisable in respect of all shares of voting stock of the Company, the voting rights attributable to such shares will be limited, in the aggregate, to 9.5% of the total number of votes.

No holder of Common Shares of the Company shall, by reason only of such holder, have any preemptive right to subscribe to any additional issue of shares of any class or series nor to any security convertible into such shares.

(c) Principles of Consolidation

The consolidated financial statements include the accounts of American Safety Insurance Holdings, Ltd., a Bermuda company, American Safety Reinsurance, Ltd. ("American Safety Re") and American Safety Assurance Ltd., ("ASA"), two 100%-owned licensed Bermuda insurance companies, Ordinance Holdings Limited, a 100% owned actuarial, consulting and licensed Bermuda-based brokerage company, American Safety Holdings Corp. ("American Safety Holdings"), a 100%-owned insurance holding company, and American Safety Risk Retention Group, Inc. ("American Safety RRG"), a non-subsidiary risk retention group affiliate. American Safety Holdings in turn wholly owns American Safety Casualty Insurance Company ("American Safety Casualty"), a property and casualty insurance company, American Safety Assurance (VT), a 100%, wholly owned Vermont sponsored captive, American Safety Insurance Services, Inc. ("ASI Services"), an underwriting and administrative subsidiary, LTC Risk Management, LLC and LTC Insurance Services, LLC, providing risk management solutions for the long-term care industry. As of December 31, 2009, American Safety Casualty owns 78% of American Safety Indemnity Company, a property and casualty excess and surplus lines insurance company. The remaining 22% is owned by American Safety Holdings. Effective July 1, 2009, American Safety Casualty purchased 100% interest in the Victore Companies, which include Victore Enterprises, Inc. (a 100% owner of Victore Insurance Company, a surety company) and Agency Bonding Company Insurance Agency. ASI Services wholly owns the following subsidiaries: Sureco Bond Services, Inc. ("Sureco"), a bonding agency; American Safety Claims Services, Inc. ("ASCS"), a claims service firm; American Safety Financial Corp., a financial services subsidiary; and American Safety Purchasing Group, Inc., which acts as a purchasing group for the placement of certain business with American Safety Casualty.

In accordance with 810-10-05, Consolidation of Variable Interest Entities, the accompanying financial statements consolidate American Safety RRG, based on its status as a VIE and the Company's status as the primary beneficiary of the VIE. A noncontrolling interest has been established for the equity holders of American Safety RRG. All significant intercompany balances have been eliminated, as appropriate, in consolidation. The accompanying financial statements also do not consolidate American Safety Capital Trust, American Safety Capital Trust II and American Safety Capital Trust III ("American Safety Capital", "American Safety Capital II" and "American Safety Capital III", respectively) based on their status as variable interest special purpose entities of the Company's status as not being the primary beneficiary. American Safety Capital, American Safety Capital II and American Safety Capital III are accounted for under the equity method.

(d) Investments

Investment income is recorded as earned on the accrual basis and includes amortization of premiums and accretion of discounts using the interest method. Realized gains or losses on disposal of investments are determined on a specific identification basis and are included in revenues. Premiums and discounts arising from the purchase of fixed income securities are treated as yield adjustments over their estimated lives.

Fixed maturity securities for which the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and are reported at amortized cost. Fixed maturity and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading" and are reported at fair value, with unrealized gains and losses included in earnings. Fixed maturity and equity securities not classified as either held to maturity or trading are classified as "available for sale" and are reported at fair value, with unrealized gains and losses (net of deferred taxes) charged or credited as a component of accumulated other comprehensive income.

The Company has the ability and intent to hold securities with unrealized losses until they mature or recover in value. However, the Company may, from time to time, sell securities in response to market conditions or interest rate fluctuations in accordance with its investment guidelines or to fund the cash needs of individual operating subsidiaries. When a decision is made to sell a security that has an unrealized loss, the loss is recognized at the time of the decision. At December 31, 2009 and 2008, the Company considered all of its fixed maturity securities as "available for sale".

The Company routinely monitors and evaluates the difference between the cost and fair value of its investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger more intensive monitoring to determine if a decline in market value is other than temporary. For investments with a market value below cost, the process includes evaluating the length of time and the extent to which cost exceeds market value, the prospects and financial condition of the issuer, and evaluation for a potential recovery in market value, among other factors. This process is not exact and further requires consideration of risks such as credit risk and interest rate risk. Therefore, if an investment's cost exceeds its market value solely due to changes in interest rates, impairment may not be appropriate.

The OTTI is split between a credit loss portion and a portion due to other factors like liquidity and market interest rate changes. The credit portion of the OTTI is the difference between the amortized cost of the debt security and the present value of the estimated cash flows to be received from the security and is charged to expense. The non-credit portion is recorded in a new category of OCI, net of applicable deferred taxes, separately from unrealized gains and losses on AFS securities.

In 2008, as a result of our evaluations, the Company recorded $13,712 of net realized losses due to other-than-temporary-impairment of its investments. All but $400 of the impairment relates to securities issued by companies in the financial services sector. Other-than-temporary-impairment totaled $9,431 of fixed maturities, $3,236 of preferred stock and $1,045 of common stock. Substantially all of the impairment related to credit related losses in the financial service sector, and therefore the retrospective application of the adoption of ASC 320-10-65-1, did not have a material affect on 2008 results. Other-than-temporary charges for 2009 totaled $49 on one fixed income security.

(e) Recognition of Premium Income

Premiums are generally recorded ratably over the policy period with unearned premium calculated on a pro rata basis over the lives of the underlying coverages. Additional or return premiums are recognized for differences between provisional premiums billed and estimated ultimate general liability premiums due when the final audit is complete after the policy has expired.

(f) Deferred Policy Acquisition Costs

The costs of acquiring business, primarily commissions and premium tax expenses offset by reinsurance ceding commission received, are deferred (to the extent they are recoverable from future premium income) and amortized to earnings in relation to the amount of earned premiums. Investment income is also considered in the determination of the recoverability of deferred policy acquisition costs.

An analysis of deferred policy acquisition costs follows:

	Years ended December 31,		
	2009	**2008**	**2007**
Balance, beginning of period	$18,171	$16,831	$12,403
Acquisition costs deferred, net	35,260	44,824	33,300
Costs amortized during the period	(37,203)	(43,484)	(28,872)
Balance, end of period	$16,228	$18,171	$16,831

(g) Unpaid Losses and Loss Adjustment Expenses

The Company provides a liability for unpaid losses and loss adjustment expenses based upon aggregate case estimates for reported claims and estimates for incurred but not reported losses. Because of the length of time required for the ultimate liability for losses and loss adjustment expenses to be determined for certain lines of business underwritten, the Company has limited experience upon which to base an estimate of the ultimate liability. For these lines, management has established loss and loss adjustment expense reserves based on actuarial methods that determine ultimate losses and loss adjustment expenses utilizing a combination of both industry and the Company's reporting and settlement patterns, as appropriate. One primary set of actuarial methods utilized, Bornhuetter-Ferguson, entails developing an initial expected loss ratio based upon gross ultimate losses from prior accident years, estimating the portion of ultimate losses expected to be reported and unreported, and adding the actual reported losses to the expected unreported losses to derive the indicated ultimate losses. However, the net amounts that will ultimately be paid to settle the liability may be more or less than the estimated amounts provided.

(h) Income Taxes

For subsidiaries subject to taxation, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When the Company does not believe that, on the basis of available information, it is more likely than not deferred tax assets will be recovered it recognizes a valuation allowance against its deferred tax assets.

In July 2006, ASC 740-10-05, Accounting for Uncertainty in Income Taxes was issued. 740-10-05 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company adopted the pronouncement on January 1, 2007. 740-10-05 did not have a material impact on its operating results. Interest and penalties recognized in accordance with the tax code are reported as a component of income tax expense. The Company does not believe it has taken any such provisions and therefore does not anticipate an impact to the financial statements.

(i) Reinsurance

Reinsurance contracts do not relieve the Company from its obligation to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. In addition, we review reinsurance recoverables on a quarterly basis. As of December 31, 2009 and 2008, we had a recoverable allowance of $3.8 million. Reinsurance recoverables on unpaid losses and prepaid reinsurance represent amounts recoverable from reinsurers for unpaid losses and unearned ceded reinsurance premiums, respectively.

(j) Acquisitions and Goodwill

On June 30, 2009, American Safety Casualty Insurance Company (ASCIC), a wholly owned subsidiary of American Safety Insurance Holdings, Ltd., acquired 100% voting equity of Victore Insurance Company (VIC), an Oklahoma domiciled admitted insurance company based in Oklahoma City, Victore Enterprises, Inc., an Oklahoma based holding company and Agency Bonding Company, Inc., an Oklahoma based insurance agency, for a purchase price of $4.7 million. The three companies together are referred to as The Victore Companies.

The purchase was accounted for under the guidance of ASC 805-10 as a business combination under the acquisition method. All identifiable assets and liabilities acquired were recognized using fair value measurement.

The assets and liabilities acquired were valued as follows (dollars in thousands):

Cash	$1,002
Bonds	405
Stocks	167
Short-term investments	2,088
Accounts Receivable	514
Intangible asset	325
Other assets	490
Unpaid losses	(920)
Unearned premium	(308)
Other liabilities	(460)
Goodwill	1,387

Pursuant to the purchase agreement, an Escrow Fund Holdback of $704 was established to reimburse the Company for any aggregate net claims or losses incurred by VIC from any bonds written by VIC prior to the "Closing Date" which, in the net aggregate, exceeded the total loss reserves as reflected in the purchase price. For a period of eighteen (18) months after the Closing Date (the "Loss Holdback Period"), if the aggregate net claims incurred by VIC for bonds written prior to the Closing Date exceed the amount of total reserves purchased, the Company will be reimbursed from the Escrow Fund. A "Indemnification Holdback" was also established to reimburse the Company for loss, cost and expense related to any breach of representations, warranties or covenants made by the sellers in the purchase agreements. At the end of the 18 month Loss Holdback Period, any remaining balances in the Funds will be disbursed to the seller. The Company believes that the reserves established at the date of acquisition were adequate to cover the losses that might be incurred for bonds written prior to the Closing Date.

In determining possible impairments of goodwill, the Company compares the estimated net present value of future cash flows against net assets of the business acquired. At December 31, 2009 and 2008, the Company determined that goodwill was not impaired. At December 31, 2009 and 2008, goodwill was $11,083 and $9,696, respectively.

(k) Net Earnings Per Share

Basic earnings per share and diluted earnings per share are computed by dividing net earnings attributable to American Safety Insurance Holdings, Ltd, by the weighted average number of shares outstanding for the period (basic EPS) plus dilutive shares attributable to stock options and restricted stock (diluted EPS).

Earnings per share for the years ended December 31, are as follows:

	2009	2008	2007
Weighted average shares outstanding	10,307,592	10,459,161	10,648,408
Shares attributable to stock options and restricted stock	250,159	226,772	348,798
Weighted average common stock and common stock equivalents	10,557,751	10,685,933	10,997,206
Net earnings per share:			
Basic	$2.36	$0.03	$2.65
Diluted	$2.30	$0.03	$2.56

(l) Employee Stock Compensation

The Company's stock option plan grants stock options to employees. The majority of the options outstanding under the plan generally vests evenly over a period of three to five years and have a term of 10 years.

The Company applied the recognition and measurement principles of topic 718-10-10, Share Based Payments under the modified prospective application method, commencing in the first quarter of 2006 and recognizes the expense over the vesting period. The Company uses the Black-Scholes option pricing model to value stock options. This plan is described further in Note 13. Compensation expense relating to stock options of $854, $779 and $518 were reflected in earnings for the years ended December 31, 2009, 2008 and 2007, respectively.

In addition to stock options discussed above, the Company may grant restricted shares to employees under the incentive stock plan. During 2009, the Company granted 114,939 shares of restricted stock at a weighted average grant price of $10.23. During 2008, the Company granted 47,850 restricted shares at a weighted average grant price of $17.78. The restricted shares vest on the grant date anniversary ratably over three years at 25%, 25% and 50%, respectively. Stock based compensation expense related to the restricted shares was $675 for the year ended December 31, 2009 compared to $324 for the year ended December 31, 2008, and is reflected in net earnings under payroll and related expenses. There was no expense incurred during 2007.

(m) Accounting Pronouncements

The FASB has issued FASB Statement No. 168, *The "FASB Accounting Standards Codification©" and the "Hierarchy of Generally Accepted Accounting Principles"*. Statement 168 establishes the FASB Accounting Standards Codification© (Codification or ASC) as the single source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.

Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

GAAP is not intended to be changed as a result of the FASB's Codification project, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the Codification in this annual report by providing references to the Codification topics.

During the last two years, the Financial Accounting Standard Board (FASB) has issued a number of accounting pronouncements with various future effective dates.

On June 30, 2009, the Company adopted "Subsequent Events" (ASC 855-10), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855-10 also requires disclosure of the date through which subsequent events were evaluated as well as the rationale for why that date was selected. The adoption of ASC 855-10 did not have an impact on the Company's financial position or results of operations. See Note 14.

In December 2007, the FASB issued “Business Combinations” ("ASC 805-10"). ASC 805-10 expands on the guidance by extending its applicability to all transactions and other events in which an entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed and interests transferred as a result of business combinations. ASC 805-10 expands on required disclosures to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. The guidance establishes principles and requirements for determining how an enterprise recognizes and measures the fair value of certain assets and liabilities acquired in a business combination, including non-controlling interest, contingent consideration and certain acquired contingencies. ASC 805-10 also requires acquisition-related transaction expenses and restructuring cost be expensed as incurred rather than capitalized as a component of the business combination. ASC 805-10 is effective for any acquisitions made on or after January 1, 2009. On June 30, 2009, the Company acquired Victore Insurance Company. The Company accounted for the acquisition in accordance with the guidance for "Business Combinations".

In February 2008, the FASB issued ASC 820-10-15, which delays the effective date of ASC 820-10-15 for non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008. The Company has fully adopted this guidance effective January 1, 2009 and will be using the guidance and measuring the impact on our non-financial assets as a part of impairment testing.

In March 2008, the FASB issued ASC 815-10, “Disclosures About Derivative Instruments and Hedging Activities — an amendment that enhances the disclosure requirements of “Accounting for Derivative Instruments and Hedging Activities”. ASC 815-10 is effective for the Company's fiscal year beginning January 1, 2009 and has been adopted by the Company and did not have an impact on the Company's financial position or results of operations.

On October 10, 2008, the FASB issued “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("ASC 820-10-15"). ASC 820-10-15 clarifies the application of fair value accounting in a market that is not active and illustrates key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. ASC 820-10-15 was effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate. The disclosure provisions of ASC 250-10-05, “Accounting Changes and Error Corrections” for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The adoption of ASC 820-10-15 did not have a material impact on the Company's results of operations, financial condition, or cash flows.

In April 2009, the FASB issued ASC 820-10-65-4 "Determining Whether a Market is Not Active and a Transaction Is Not Distressed. ASC 820-10-65-4 provides additional guidance on factors to consider in estimating fair value when there has been a significant decrease in market activity for a financial asset. ASC 820-10-65-4 is effective for interim and annual periods ending after June 15, 2009. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

ASC 825-10-65-1 amends "Disclosures about Fair Value of Financial Instruments", to require disclosures in the body or in the accompanying notes to financial statements for interim reporting periods and in financial statements for annual reporting periods for the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the balance sheet. This also amends "Interim Financial Reporting", to require entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments and describe changes in methods and significant assumptions in both interim and annual financial statements. ASC 825-10-65-1 is effective for interim reporting periods ending after June 15, 2009. The Company adopted this guidance for the quarter ended June 30, 2009 and there has been no material impact as a result of adoption.

The objective of ASC 320-10-65-1, which amends existing other-than-temporary impairment guidance for debt securities, is to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. Specifically, the recognition guidance contained in ASC 320-10-65-1 applies to debt securities classified as available-for-sale and held-to-maturity that are subject to other-than-temporary impairment guidance.

Among other provisions, ASC 320-10-65-1 requires entities to: (1) split other-than-temporary impairment charges between credit losses (i.e., the loss based on the entity's estimate of the decrease in cash flows, including those that result from expected voluntary prepayments), which are charged to earnings, and the remainder of the impairment charge (non-credit component) to other comprehensive income, net of applicable income taxes; (2) disclose information for interim and annual periods that enables financial statement users to understand the types of available-for-sale and held-to-maturity debt and equity securities held, including information about investments in an unrealized loss position for which an other-than-temporary impairment has or has not been recognized, and (3) disclose for interim and annual periods information that enables users of financial statements to understand the reasons that a portion of an other-than-temporary impairment of a debt security was not recognized in earnings and the methodology and significant inputs used to calculate the portion of the total other-than-temporary impairment that was recognized in earnings.

ASC 320-10-65-1 is effective for interim reporting periods ending after June 15, 2009. For debt securities held at the beginning of the interim period of adoption for which an other-than-temporary impairment was previously recognized, if an entity does not intend to sell and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, the entity shall recognize the cumulative effect of initially applying this guidance as an adjustment to the opening balance of retained earnings with a corresponding adjustment to accumulated other comprehensive income and the impact of adoption accounted for as a change in accounting principles, with applicable disclosure provided. The Company adopted ASC 320-10-65-1 during the quarter ended June 30, 2009 and this adoption did not have an impact on any of the Other-Than-Temporary charges to date.

(n) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and overnight investments. Included in cash and cash equivalents are deposits with certain states, required in order to be licensed in these states. These deposits were $94 and $206 at December 31, 2009 and 2008, respectively.

(o) Derivatives

In 2003, American Safety Capital and American Safety Capital II, both non-consolidated, wholly-owned subsidiaries of the American Safety Holdings Corp. issued $8 million and $5 million, respectively, of variable rate 30-year trust preferred securities. The securities require interest payments on a quarterly basis calculated at a floating rate of LIBOR + 4.2% and LIBOR + 3.95% for American Safety Capital and American Safety Capital II, respectively. The securities can be redeemed at the Company's option commencing five years from the date of original issuance.

In 2005, the American Safety Capital Trust III, a non-consolidated wholly-owned subsidiary of American Safety Holdings Corp. issued a 30-year trust preferred obligation in the amount of $25 million. This obligation bears a fixed interest rate of 8.31% for the first five years and LIBOR + 3.4% thereafter. Interest is payable on a quarterly basis and the securities may be redeemed at the Company's option commencing five years from the date of original issuance.

The underlying debt obligations between the Company and American Safety Capital, American Safety Capital II and American Safety Capital III expose the Company to variability in interest payments due to changes in interest rates. The Company entered into interest rate swaps for these trust preferred offerings to hedge that variability. Under each interest rate swap, the Company receives variable interest payments and makes fixed interest rate payments to the applicable capital trust entity, thereby creating fixed rate long-term debt. The overall effective fixed rate expense as a result of this hedge is 7.32% and 7.1% for American Safety Capital and American Safety Capital II, respectively, over the remaining term of the obligation. The swap on American Safety Capital III will result in a fixed rate of 7.50% over the remaining life of the obligation beginning December 2010 with the effective date of the first interest payment.

During May 2009 the Company terminated an interest rate swap entered in January 2009 on the American Safety Capital III. The swap was a received variable pay fixed swap with an expiration in 2035. Due to movements in long-term rates the swap value moved in the Company's favor prior to being sold. Because the swap was not designated as a hedge transaction at the time of termination, the transaction resulted in a $2.3 million realized gain during the second quarter ended June 30, 2009 and is reported as net realized gains.

Changes in fair value of the interest rate swaps designated as hedging instruments of the variability of cash flow associated with a floating rate, long-term debt obligation are reported in accumulated other comprehensive income. The gross unrealized gains on the interest rate swaps at December 31, 2009 were $2,071, $261 and $404 for American Safety Capital, American Safety Capital II and American Safety Capital III, respectively.

(p) Reclassifications

Certain line items in the financial statements have been reclassified for the years ended December 31, 2007 and 2006. The presentation is consistent with the presentation for the year ended December 31, 2009 and 2008 and did not result in any impact to net earnings or shareholders' equity.

(2) Investments

Net investment income is summarized as follows:

	Years ended December 31,		
	2009	2008	2007
Fixed maturity securities	$ 30,918	$ 28,513	$ 27,711
Common stock	196	385	290
Preferred stock	236	384	502
Short-term investments and cash and cash equivalents	360	1,293	2,435
	31,710	30,575	30,938
Less investment expenses	1,156	984	670
Net investment income	$ 30,554	$ 29,591	$ 30,268

Realized and unrealized gains and losses were as follows:

	Years ended December 31,		
	2009	2008	2007
Realized gains:			
Fixed maturity	$ 4,844	$ 993	$ 95
Common stock	1,230	44	131
Total gains	6,074	1,037	226
Realized losses:			
Fixed maturity	(3,825)	(11,047)	(488)
Common stock	(4,269)	(1,102)	(12)
Preferred stock	(138)	(3,236)	(37)
Total losses	(8,232)	(15,385)	(537)
Net realized (losses) gains [1]	$ (2,158)	$ (14,348)	$ (311)
Changes in unrealized (losses) gains:			
Fixed maturity	$ 25,810	$ (1,430)	$ 6,418
Common stock	4,825	(7,093)	61
Preferred stock	596	648	(1,358)
Net change in unrealized (losses) gains	$31,231	$ (7,875)	$ 5,121

[1] Realized gains on the Statement of Operations for 2009 of $0.2 million includes $2.3 million of realized gain from the termination of an interest rate swap.

At December 31, 2009 and 2008, the Company did not hold fixed maturity securities, which individually exceeded 10% of shareholders' equity, except U.S. government and government agency securities.

The amortized cost and estimated fair values of investments at December 31, 2009 and 2008 (dollars in thousands) are as follows:

December 31, 2009	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Fixed maturities:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$101,638	$ 1,936	$ (316)	$103,258
States of the U.S. and political subdivisions of the states	35,253	1,058	(228)	36,083
Corporate securities	260,511	13,937	(378)	274,070
Mortgage-backed securities	196,738	7,483	(537)	203,684
Commercial mortgage-backed securities	28,739	4,813	(21)	33,531
Asset-backed securities	21,034	618	-	21,652
Total fixed maturities	$643,913	$29,845	$ (1,480)	$672,278
Common stock	$ 7,581	$ -	$ (63)	$ 7,519
Preferred stock	$ 3,273	$ 179	$ (81)	$ 3,371

At December 31, 2009 the Company's investment in corporate fixed maturities totaled $274,070, composed of $163,440 of securities issued by companies in the industrial sector, $39,226 in the financial sector, $39,226 in utilities and $32,178 in foreign agencies and other securities.

December 31, 2008	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Fixed maturities:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 57,335	$ 4,874	$ -	$ 62,209
States of the U.S. and political subdivisions of the states	41,804	479	(692)	41,591
Corporate securities	256,141	6,467	(10,669)	251,939
Mortgage-backed securities	181,032	5,126	-	186,158
Commercial mortgage-backed securities	14,097	-	(2,179)	11,918
Asset-backed securities	17,006	3	(914)	16,095
Total fixed maturities	$567,415	$16,949	$ (14,454)	$569,910
Common stock	$ 25,425	$ 975	$ (5,863)	$ 20,537
Preferred stock	$ 3,785	$ 11	$ (509)	$ 3,287

At December 31, 2008 the Company's investment in corporate fixed maturities totaled $251,939, composed of $155,205 of securities issued by companies in the industrial sector, $55,193 in the financial sector, $33,597 in utilities and $7,943 in foreign agencies and other securities.

Fixed income securities with fair values of $28,189 and $30,419 were on deposit with insurance regulatory authorities at December 31, 2009 and 2008 in accordance with statutory requirements.

The amortized cost and estimated fair values of fixed maturities at December 31, 2009 by contractual maturity are shown below. Expected maturities may differ from contractual maturities as certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalty.

	Amortized cost	Estimated fair value
Due in one year or less	$ 22,703	$ 23,055
Due after one year through five years	131,944	136,260
Due after five years through ten years	175,788	184,121
Due after ten years	66,967	69,975
Mortgage and asset-backed securities	246,511	258,867
Total	$643,913	$672,278

The following tables summarize the gross unrecognized and unrealized losses of the Company's investment portfolio as of December 31, 2009 and 2008, by category and length of time that the securities have been in a continuous unrealized or unrecognized loss position.

	Less than 12 months		12 months or longer		Total	
December 31, 2009	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US Treasury Securities & other government corporations and agencies	$33,532	$ (426)	$ -	$ -	$33,532	$(426)
States of the US and political subdivisions of the states	7,182	(90)	988	(139)	8,170	(229)
Corporate securities	30,250	(267)	-	-	30,250	(267)
Commercial mortgage-backed securities	18,895	(102)	-	-	18,895	(102)
MBS	33,045	(456)	92	-	33,137	(456)
Subtotal, fixed maturities	122,904	(1,341)	1,080	(139)	123,984	(1,480)
Common stock	-	-	2,437	(63)	2,437	(63)
Preferred stock	-	-	1,422	(81)	1,422	(81)
Total temporarily impaired securities	$122,904	$(1,341)	$ 4,939	$ (283)	$127,843	$ (1,624)

	Less than 12 months		12 months or longer		Total	
December 31, 2008	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US Treasury Securities & other government corporations and agencies	$ -	$ -	$ -	$ -	$ -	$ -
States of the US and political subdivisions of the states	15,098	(387)	4,072	(305)	19,170	(692)
Corporate securities	107,018	(8,402)	12,145	(2,267)	119,163	(10,669)
Commercial mortgage-backed securities	2,532	(351)	9,386	(1,828)	11,918	(2,179)
Asset-backed securities	13,884	(606)	1,667	(308)	15,551	(914)
Subtotal fixed maturities	138,532	(9,746)	27,270	(4,708)	165,802	(14,454)
Common stock	6,103	(2,201)	5,098	(3,662)	11,201	(5,863)
Preferred stock	-	-	2,469	(509)	2,469	(509)
Total temporarily impaired securities	$144,635	$ (11,947)	$ 34,837	$ (8,879)	$179,472	$(20,826)

(3) Financial Instruments

The carrying amounts for most asset and liability accounts approximate their fair values due to the short-term nature of these instruments and obligations.

Estimated fair values for fixed maturities were determined using market quotations, prices provided by market makers' estimates of fair values obtained from yield data relating to investment securities with similar characteristics or internally developed criteria that use assumptions or other data that are not readily observable from objective sources. See Note 6 for additional disclosure of fair value investments.

(4) Reinsurance

Reinsurance is a contractual arrangement under which one insurer (the ceding company) transfers to another insurer (the reinsurer) a portion of the liabilities that the ceding company has assumed under an insurance policy it has issued. A ceding company may purchase reinsurance for any number of reasons, including obtaining, through the transfer of a portion of its liabilities, greater underwriting capacity than its own capital resources would otherwise support, protection against catastrophic loss or to enter into or withdraw from a business line. Reinsurance can be written on either a quota share basis (where premiums and losses are shared proportionally) or excess of loss basis (where losses are covered if they exceed a certain amount), under a treaty (involving more than one policy) or facultative (involving only one policy) reinsurance agreement.

For the year ended December 31, 2009, we ceded $88.8 million of premium (35.0% of gross written premiums) to unaffiliated third party reinsurers, as compared to $80.5 million of premium (30.9% of gross written premiums) in 2008. Ceded reinsurance premiums from the ART segment were 72.2% of the 2009 amount and 44.7% of the 2008 amount. During 2009 and 2008 we fronted business for one company that accounted for $43.4 million and $14.1 million of direct and ceded premium in 2009 and 2008, respectively.

The approximate effects of reinsurance on the financial statement accounts listed below are as follows:

	Years ended December 31,		
	2009	2008	2007
		(dollars in thousands)	
Net written premiums:			
Direct	$ 220,092	$ 207,316	$ 197,129
Assumed	33,427	53,032	21,242
Ceded	(88,810)	(80,483)	(68,370)
Net	$ 164,709	$ 179,865	$ 150,001
Net earned premiums:			
Direct	$216,711	$ 201,735	$ 212,757
Assumed	35,122	48,089	9,352
Ceded	(83,316)	(75,353)	(73,316)
Net	$ 168,517	$ 174,471	$ 148,793
Losses and loss adjustment expenses incurred:			
Direct	$ 118,530	$ 142,396	$ 151,336
Assumed	27,034	33,847	3,692
Ceded	(47,918)	(66,097)	(63,844)
Net	$ 97,646	$ 110,146	$ 91,184
Unpaid loss and loss adjustment expenses:			
Direct	$ 557,334	$ 538,891	$ 488,288
Assumed	59,110	47,756	16,491
Ceded	(196,080)	(193,338)	(175,481)
Net	$420,364	$ 393,309	$ 329,298

(5) Income Taxes

Total income tax (benefit) expense for the years ended December 31, 2009, 2008 and 2007 was allocated as follows:

	2009	2008	2007
Tax expense attributable to income from operations	$ 541	$ 31	$ 737
Unrealized gains (losses) on hedging transactions	930	(50)	(81)
Unrealized gains on securities available-for-sale	4,208	188	552
Total	$ 5,679	$ 169	$1,208

The Company's subsidiaries that are based in the United States are subject to the tax laws of the United States and the jurisdictions in which they operate. The tax years open to examination by the U.S. Internal Revenue Service for the U.S. subsidiaries are the years 2005 to the present.

U.S. Federal and state income tax (benefit) expense from operations consists of the following components:

	2009	2008	2007
Current	$ 631	$ 45	$ 860
Deferred	998	(2,154)	(540)
Change in valuation allowance	(1,088)	2,140	417
Total	$541	$ 31	$ 737

The state income tax components aggregated $104, $145 and $(8) for the years ended December 31, 2009, 2008 and 2007, respectively. There are no material deferred income taxes applicable to states.

Income tax expense for the years ended December 31, 2009, 2008 and 2007 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to earnings before Federal income taxes as a result of the following:

	2009	2008	2007
Expected income tax	$ 8,454	$ 116	$9,836
Foreign earned income not subject to direct taxation	(6,910)	(2,458)	(8,902)
Change of valuation allowance	(1,088)	2,140	417
Tax exempt interest	(221)	(276)	-
State taxes and other	306	509	(614)
Total income tax	$ 541	$ 31	$ 737

Given the historical loss position of American Safety RRG, which is not part of the consolidated tax return it has established a 100% valuation allowance on its net deferred tax assets totaling $986 and $1,133 at December 31, 2009 and 2008, respectively. In addition, the Company established a valuation allowance of $2,566 on deferred tax assets resulting from other-than-temporary impairments on securities held at December 31, 2008, which was reduced to $1,625 at December 31, 2009 due to sales of such securities.

Deferred income taxes are based upon temporary differences between the financial statement and tax basis of assets and liabilities. The following deferred taxes are recorded:

	December 31, (dollars in thousands)	
	2009	**2008**
Deferred tax assets:		
Loss reserve discounting	$ 9,120	$ 10,190
Unearned premium reserves	3,259	3,110
Warranty reserve	117	147
Unrealized loss on securities	-	173
Allowance for doubtful accounts	1,546	1,575
Realized capital loss carry forward	1,625	2,566
NOL carry forward	664	758
Other	-	256
Gross deferred tax assets	16,331	18,775
Valuation allowance	(2,611)	(3,699)
Gross deferred tax assets after valuation allowance	13,720	15,076
Deferred tax liabilities:		
Deferred acquisition costs	2,486	2,813
Unrealized gain on securities	4,581	479
Unrealized gain on swaps	930	
Other	76	-
Gross deferred tax liabilities	8,073	3,292
Net deferred tax assets	$ 5,647	$ 11,784

The Company has not identified any uncertain tax positions.

(6) Fair Value Measurements

Effective January 1, 2008 on a prospective basis, we determined the fair values of certain financial instruments based on the fair value hierarchy established in "Fair Value Measurements", topic 820-10-05. The guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1: quoted price (unadjusted) in active markets for identical assets.

Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumption about the assumptions that market participants would use in pricing an asset or liability.

Topic 820-10-05 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Our Level 1 instruments are primarily U.S. Treasuries, money market funds and equity securities listed on stock exchanges. We use quoted prices for identical instruments to measure fair value.

Our Level 2 instruments include most of our fixed maturity securities, which consist of U.S. government agency securities, municipal bonds, corporate debt securities, and mortgage and asset-backed securities. We measure fair value of our Level 2 instruments using quoted prices of securities with similar characteristics.

Our Level 3 instruments include an investment in an unrelated third party insurance entity. Fair value is based on internally developed criteria that use assumptions or other data that are not readily observable from objective sources.

As management is ultimately responsible for determining the fair value measurements for all securities, we validate prices received from our investment advisor by comparing the fair value estimates to our knowledge of the current market and investigate any prices deemed not to be representative of fair value. We review fair values for significant changes in a one-month period and security values that change in value contrary to general market movements.

Assets measured at fair value on a recurring basis are summarized below:

As of December 31, 2009
Fair Value Measurements Using
(dollars in thousands)

December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed maturities	$ 28,203	$644,075	$ -	$672,278
Equities securities	5,808	-	5,082	10,890
Short term investments	67,257	-	-	67,257
Total Investments	$101,268	$644,075	$ 5,082	$750,425
Derivatives	$ -	$ 2,736	$ -	$ 2,736

Level 3 Financial Instruments	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Fixed Maturities	Equities
	(dollars in thousands)	
Balance at January 1, 2009	$ 7,407	$ 5,082
Net unrealized appreciation (depreciation) included in OCI	-	-
Net purchases, sales and distributions	(7,407)	-
Net transfers in Level 3	-	-
Balance at December 31, 2009	$ -	$ 5,082
Change in net unrealized gains relating to assets still held at reporting date	-	-

Level 3 Financial Instruments	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (dollars in thousands) Fixed Maturities	Equities
Balance at January 1, 2008	$ -	$ 2,611
Total gains (losses) (realized/unrealized):		
Included in earnings	-	-
Included in other comprehensive income	211	-
Net purchases	6,986	2,471
Net transfers in (out of) Level 3	210	-
Balance at December 31, 2008	$7,407	$ 5,082
Change in net unrealized gains relating to assets still held at reporting date	$ 211	$ -

On a quarterly basis, we evaluate whether the fair values of the Company's individual securities are other-than-temporarily impaired when the fair value is below amortized cost. To make this assessment we consider several factors including (i) our intent and ability to hold the security, (ii) the potential for the security to recover in value, (iii) an analysis of the financial condition of the issuer, (iv) an analysis of the collateral structure and credit support of the security, if applicable, (v) the time during which there has been a decline below cost, and (vi) the extent of the decline below cost. If we conclude a security is other-than-temporarily impaired, we write down the amortized cost of the security to fair value, with a charge to net realized investment losses in the Consolidated Statements of Operations.

Derivative instruments are measured at fair value based upon the expected cash flows between counterparties to the agreement and the related credit risk of both parties. The Company has three interest rate swaps with a total notional amount of $38 million for which we pay a fixed rate and receive a LIBOR based payment The swaps were terminated in 2010.

(7) Statutory Accounting

The consolidated financial statements have been prepared in conformity with GAAP which vary in certain respects, for the Company, American Safety Casualty, American Safety Indemnity and American Safety RRG, from statutory accounting practices prescribed or permitted by regulatory authorities. Statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (the "NAIC"). The NAIC membership adopted the Codification of Statutory Accounting Principles Project (the "Codification") as the NAIC-supported basis of accounting. The Codification was approved with a provision allowing for commissioner discretion in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state.

The maximum amount of dividends the Company's insurance subsidiaries can pay out without prior written approval from the subsidiaries' domicile state insurance commissioners, is limited to the greater of 10% of surplus as regards to policyholders or net income, excluding realized capital gains of the preceding year. Dividends are also limited to the amount of unassigned surplus. Based on the 2009 statutory results of the U.S. insurance subsidiaries, no dividend distributions are available to the parent without prior approval.

The NAIC has established risk-based capital ("RBC") requirements to help state regulators monitor the financial strength and stability of property and casualty insurers by identifying those companies that may be inadequately capitalized. Under the NAIC's requirements, each insurer must maintain its total capital above a calculated threshold or take corrective measures to achieve the threshold. The threshold of adequate capital is based on a formula that takes into account the amount of risk each company faces on its products and investments. The RBC formula takes into consideration four major areas of risk: (i) asset risk which primarily focuses on the quality of investments; (ii) insurance risk which encompasses coverage-related issues and anticipated frequency and severity of losses when pricing and designing insurance coverages; (iii) interest rate risk which involves asset/liability matching issues; and, (iv) other business risks. The statutory insurance company's surplus at December 31, 2009 exceeded the required surplus for American Safety Casualty Insurance Company, American Safety Indemnity Company, Victore Insurance Company and American Safety RRG.

The Bermuda Insurance Act of 1978 and related regulations (the "Act") requires American Safety Re to meet a minimum solvency margin. American Safety Re's statutory capital and surplus as of December 31, 2009, 2008 and 2007 exceeded the amounts required to be maintained by the Company. American Safety Assurance, Ltd (ASA) capital and surplus as of December 31, 2009, 2008 and 2007 also exceeded the requirements. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities and this ratio was also exceeded. Once these requirements have been met, there is no restriction on the remaining retained earnings available for distribution.

(8) Loans Payable

Trust Preferred Offerings

In 2003, American Safety Capital and American Safety Capital II, both non-consolidated, wholly-owned subsidiaries of the Company, issued $8 million and $5 million, respectively, of variable rate 30-year trust preferred securities. The proceeds were used by the Company to support the growth of its insurance business. The securities require interest payments on a quarterly basis calculated at a floating rate of LIBOR + 4.2% and LIBOR + 3.95% for American Safety Capital and American Safety Capital II, respectively. The securities can be redeemed at the Company's option after five years from the date of original issuance.

In 2005, the American Safety Capital Trust III, a non-consolidated wholly-owned subsidiary of the Company, issued a 30-year trust preferred obligation in the amount of $25 million. This obligation bears a fixed interest rate of 8.31% for the first five years and LIBOR plus 3.4% thereafter. Interest is payable on a quarterly basis and the securities may be redeemed at the Company's option after five years from the date of original issuance.

On July 31, 2009 the Company entered into a line of credit facility with Regions Bank for $15 million. The facility is unsecured with a term ending July 31, 2010.

The principal amount outstanding under the credit facility provides for interest at Libor plus 200 basis points with a 3% floor. In addition, the credit facility provides for an unused facility fee of 15 basis points payable monthly. Under the line of credit facility, certain covenants are required. At December 31, 2009, the Company is in compliance with all covenants. The Company has no outstanding borrowings at December 31, 2009.

(9) Derivatives

The underlying debt obligations between the Company and American Safety Capital, American Safety Capital II and American Safety Capital III expose the Company to variability in interest payments due to changes in interest rates. Management entered into interest rate swaps for these trust preferred offerings to hedge that variability. Under each interest rate swap, the Company receives variable interest payments and makes fixed interest rate payments to the applicable capital trust entity, thereby creating fixed rate long-term debt. The overall effective fixed rate expense as a result of this hedge is 7.32% and 7.1% for American Safety Capital ($8 million notional) and American Safety Capital II ($5 million notional), respectively, over the remaining term of the obligation in 2019. With an effective date of December, 2010, the swap on American Safety Capital III ($25 million notional) will result in a fixed rate of 7.50% over the remaining life of the obligation in 2035.

During May 2009 the Company terminated an interest rate swap entered in January 2009 on the American Safety Capital III. The swap was a received variable pay fixed swap with an expiration in 2035. Due to movements in long-term rates the swap value moved in the Company's favor prior to being sold. Because the swap was not designated as a hedge transaction at the time of termination, the transaction resulted in a $2.3 million realized gain during the second quarter ended June 30, 2009 and is reported as net realized gains.

Changes in fair value of the interest rate swaps designated as hedging instruments of the variability of cash flow associated with a floating rate, long-term debt obligation are reported in accumulated other comprehensive income. The gross unrealized gains on the interest rate swaps at December 31, 2009 were $2,071, $261 and $404 for American Safety Capital, American Safety Capital II and American Safety Capital III, respectively.

(10) Segment Information

Our business is classified into insurance operations and other, with the insurance operations consisting of three divisions: excess and surplus lines (E&S), alternative risk transfer (ART) and assumed reinsurance (Assumed Re). E&S includes seven products: environmental, construction, products liability, excess, property, surety and healthcare. ART includes two business lines: specialty programs and fully funded. In our Assumed Re segment, the Company assumes specialty property and casualty business from unaffiliated insurers and reinsurers.

Within E&S, our environmental insurance products provide general pollution and professional liability coverage for contractors and consultants in the environmental remediation industry and property owners. Construction provides general liability insurance for residential and commercial contractors. Products liability provides general liability and product liability coverages for smaller manufacturers and distributors, non-habitational real estate and certain real property owner, landlord and tenant risks. Excess provides excess and umbrella liability coverages over our own and other carriers' primary casualty polices, with a focus on construction risks. Our property coverage encompasses surplus lines commercial property business and commercial multi-peril (CMP) policies. Surety provides payment and performance bonds primarily to the environmental remediation and construction industries. Healthcare provides customized liability insurance solutions primarily for long-term care facilities.

In our ART division, specialty programs provide insurance to homogeneous niche groups through third party program managers. Our specialty programs consist primarily of property and casualty insurance coverages for certain classes of specialty risks including, but not limited to, construction contractors, pest control operators, small auto dealers, real estate brokers, consultants, restaurant and tavern owners, bail bondsmen and parent/teacher associations. Fully funded policies give our insureds the ability to fund their liability exposure via a self-insurance vehicle. We write fully funded general and professional liability for businesses operating primarily in the healthcare and construction industries.

Our assumed reinsurance division offers property and casualty reinsurance products in the form of treaty and facultative contracts. We provide this coverage on an excess of loss and quota share basis. We reinsure casualty business, which includes general liability, commercial auto, professional liability and workers' compensation, as well as property catastrophe (on a limited basis). The Company provides traditional reinsurance targeting small specialty insurers, risk retention groups and captives.

Our Other segment includes lines of business that we have placed in run-off, such as workers' compensation, excess liability insurance for municipalities, other commercial lines and real estate and other ancillary product lines.

The Company measures segments using net income, total assets and total equity. The reportable insurance divisions are measured by net earned premiums, incurred losses and loss adjustment expenses and acquisition expenses. Assets are not allocated to the reportable insurance divisions.

The following table presents key financial data by segment for years ended December 31, 2009, 2008 and 2007 (dollars in thousands):

	Insurance			Other	
December 31, 2009	**E & S**	**ART**	**Assumed Re**		**Total**
Gross premiums written	$116,968	$103,155	$33,397	$ (1)	$ 253,519
Net premiums written	89,517	39,036	36,247	(91)	164,709
Net premiums earned	91,970	40,612	36,026	(91)	168,517
Fee income earned	710	4,183	555	-	5,448
Losses & loss adjustment expenses	44,248	24,493	28,283	622	97,646
Acquisition expenses	20,739	8,333	8,131	-	37,203
Gross underwriting profit	27,693	11,969	167	(713)	39,116

	Insurance			Other	
December 31, 2008	**E & S**	**ART**	**Assumed Re**		**Total**
Gross premiums written	$128,103	$79,249	$53,032	$ -	$260,384
Net premiums written	89,946	43,849	45,913	256	179,964
Net premiums earned	92,976	38,695	42,544	256	174,471
Fee income earned	456	1,675	501	-	2,632
Losses & loss adjustment expenses	59,733	19,572	28,765	2,076	110,146
Acquisition expenses	21,393	10,299	11,792	-	43,484
Gross underwriting profit	12,306	10,499	2,488	(1,820)	23,473

	Insurance			Other	
December 31, 2007	**E & S**	**ART**	**Assumed Re**		**Total**
Gross premiums written	$129,031	$68,097	$21,242	$ -	$218,370
Net premiums written	94,499	34,260	21,242	-	150,001
Net premiums earned	111,704	27,737	9,352	-	148,793
Fee income earned	-	2,145	-	-	2,145
Losses & loss adjustment expenses	70,166	15,701	6,463	(1,145)	91,184
Acquisition expenses	23,977	2,468	2,427	-	28,872
Gross underwriting profit	17,561	11,713	462	1,145	30,882

The following table reconciles gross underwriting profit as shown above to consolidated earnings before income taxes:

	December 31,		
	2009	2008	2007
Gross underwriting profit before operating expenses	$39,116	$23,473	$30,882
Plus revenue not included in gross underwriting profit:			
Net investment income	30,554	29,591	30,268
Net realized gains	163	(14,348)	(311)
Other (expense) income	51	(24)	66
Less expenses not included in underwriting profit:			
Payroll and related expenses	22,661	19,891	17,268
Other underwriting expenses	15,412	13,991	9,684
Interest expense	3,193	3,163	3,283
Corporate and other expenses	3,375	153	2,986
Earnings (loss) before income taxes	$25,243	$1,494	$27,684

The Company does not allocate assets and equity between the Insurance and Other business segment and considers all assets and equity for 2009 to be attributable to the Insurance segment.

Additionally, the Company conducts business in the following geographic locations: United States and Bermuda. Significant differences exist in the regulatory environment in each country. Those differences include laws regarding the measurable information about the insurance operations. Geographic locations for the years ended December 31, 2009, December 31, 2008 and December 31, 2007 (dollars in thousands):

December 31, 2009	United States	Bermuda	Total
Income tax	$ 541	$ -	$ 541
Net earnings attributable to American Safety Insurance Holdings, Ltd	$ 4,000	$ 20,325	$ 24,325
Assets	$602,629	$545,031	$1,147,660
Equity	$ 94,384	$181,128	$ 275,512

December 31, 2008	United States	Bermuda	Total
Income tax	$ 31	$ -	$ 31
Net earnings attributable to American Safety Insurance Holdings, Ltd	$ (6,920)	$ 7,230	$ 310
Assets	$ 597,725	$ 428,639	$1,026,364
Equity	$ 83,520	$ 136,608	$ 220,128

December 31, 2007	United States	Bermuda	Total
Income tax	$ 737	$ -	$ 737
Net earnings attributable to American Safety Insurance Holdings, Ltd	$ 2,009	$ 26,183	$ 28,192
Assets	$ 550,485	$ 383,524	$ 934,009
Equity	$ 74,887	$ 157,500	$ 232,387

(11) Commitments and Contingencies

At December 31, 2009 and 2008, the Company had aggregate outstanding irrevocable letters of credit which had not been drawn amounting to $2,000 for the benefit of the Vermont Department of Banking, Insurance, Securities and Health Care Administration. Investments in the amount of $2,000 have been pledged as collateral to the issuing bank.

The Company entered into a lease for approximately 47,000 rentable square feet for its primary U.S. operations. The term of the lease is eighty-six months, commencing on February 1, 2007 and extending through March 31, 2014.

The yearly minimum base rent for all operating leases is payable according to the following schedule:

2010	$ 1,542
2011	1,441
2012	1,473
2013	1,235
2014	290
Thereafter	-
Total	$ 5,981

The Company, through its subsidiaries, is routinely party to pending or threatened litigation or arbitration disputes in the normal course of or related to its business. Based upon information presently available, in view of legal and other defenses available to our subsidiaries, management does not believe that any pending or threatened litigation or arbitration disputes will have any material adverse effect on our financial condition or operating results.

(12) Liability for Unpaid Loss and Loss Adjustment Expenses

Activity in the liability for unpaid loss and loss adjustment expenses is summarized as follows:

	Years Ended December 31,		
	2009	**2008**	**2007**
	(dollars in thousands)		
Unpaid loss and loss adjustment expenses, January 1	$586,647	$504,779	$ 439,670
Reinsurance recoverable on unpaid losses and loss adjustment expenses January 1	193,338	175,481	161,146
Net unpaid loss and loss adjustment expenses, January 1	393,309	329,298	278,524
Incurred related to:			
Current year	102,163	104,752	88,973
Prior years	(4,517)	5,394	2,212
Total incurred	97,646	110,146	91,185
Paid related to:			
Current year[1]	5,980	1,011	4,008
Prior years	64,611	45,124	36,403
Total paid	70,591	46,135	40,411
Net unpaid loss and loss adjustment expenses, December 31	420,364	393,309	329,298
Reinsurance recoverable on unpaid loss and loss adjustment expenses, December 31	196,080	193,338	175,481
Unpaid loss and loss adjustment expenses, December 31	$616,444	$586,647	$504,779

[1] 2008 activity is reduced by $8,377 related to an assumed loss portfolio transfer completed during 2008.

The net prior year reserve development for 2009, 2008 and 2007 occurred in the following business lines:

	Year Ended December 31,		
	2009	**2008**	**2007**
	(dollars in thousands)		
E & S Lines	$ (12,610)	$ 5,202	$3,071
Alternative Risk Transfer	1,554	(1,913)	(115)
Assumed Re	5,679	-	-
Runoff	860	2,105	(744)
Total	$ (4,517)	$ 5,394	$ 2,212

The $4.5 million net favorable adjustment to loss reserves was comprised of: (1) E&S favorable development of $12.6 million primarily for accident years 2006 and prior within the construction general liability lines (2) $5.7 million dollars of unfavorable development within the Assumed Reinsurance segment primarily attributable to one 2007 D&O contract we no longer reinsure and (3) $1.6 million of adverse development in the ART division attributable to one discontinued program. Additionally, during 2009, we recorded a $4.0 million adjustment to ceded loss ratios reducing the ultimate recovery expected which increased our net losses.

Management continually attempts to improve its loss estimation process by refining its ability to analyze loss development patterns, claims payments and other information, but many reasons remain for potential adverse development of estimated ultimate liabilities. For example, the uncertainties inherent in the loss estimation process have become increasingly subject to changes in legal trends. In recent years, this trend has expanded the liability of insureds, established new liabilities and reinterpreted contracts to provide unanticipated coverage long after the related policies were written. Such changes from past experience significantly affect the ability of insurers to estimate the liabilities for unpaid losses and related expenses.

Management recognizes the higher variability associated with certain exposures and books of business and considers this factor when establishing liabilities for losses. Management currently believes the Company's gross and net liabilities are adequate.

The net liabilities for losses and loss adjustment expenses maintained by the Company's insurance subsidiaries are equal under both statutory accounting practices and GAAP.

(13) Stock Compensation

The Company's incentive stock plan grants incentive stock options to employees. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant. The Company's options vest over a period of three to five years and expire ten years from the date of the grant. The 2007 Incentive Stock Plan was approved by the shareholders at the 2007 annual shareholders' meeting on July 24, 2007 at which time the 1998 Incentive Stock Plan was terminated. While options remain outstanding under the 1998 Incentive Stock Plan no new options will be granted pursuant to such plan. At December 31, 2009, 1,684,976 shares were available for future grants under the 2007 Incentive Stock Plan.

In addition to stock options discussed above, the Company may grant restricted shares to employees under the incentive stock plan. During 2009, the Company granted 114,939 shares of restricted stock at a weighted average grant price of $10.23. The restricted shares vest on the grant date anniversary ratably over three years at 25%, 25% and 50%, respectively. Stock based compensation expense related to the restricted shares was $675 for the year ended December 31, 2009, and $324 for the year ended December 31, 2008, and is reflected in net earnings under payroll and related expenses. There was no expense incurred during 2007.

The Company applied the recognition and measurement principles of Share Based Payments, commencing in the first quarter of 2006. Compensation expense related to stock options of $854, $779 and $518 is reflected in earnings for the twelve months ended December 31, 2009, 2008 and 2007, respectively.

A summary of options activity for the year ended December 31, 2009 is as follows:

Options	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	795,553	$11.25	4.80	$2,788
Granted	171,576	10.92		
Exercised	47,950	9.36		
Forfeited	78,855	15.58		
Outstanding at December 31, 2009	$840,324	$10.89	4.83	$3,826
Exercisable at December 31, 2009	$514,300	$8.41	2.53	$3,171

The weighted average fair market value of options granted during 2009, 2008 and 2007 was $ 10.92, $10.07 and $10.81 respectively. The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007, was $244, $382 and $2,030, respectively.

A summary of the status of the Company's non-vested share activity for the year ended December 31, 2009 is as follows:

Non-vested Options	Options	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2009	229,470	$ 10.05
Granted	171,576	
Vested	(2,167)	
Forfeited	(72,855)	
Non-vested at December 31, 2009	326,024	$14.79

The fair value of each option granted during 2009, 2008 and 2007 was estimated on the grant date using the Black-Scholes option pricing approach with the following assumptions:

	2009	2008	2007
Expected volatility	42.96%	36.36%	37.37%
Expected dividends	0.00%	0.00%	0.00%
Expected term (in years)	10.00	10.00	10.00
Risk-free rate	4.50%	4.50%	4.50%

At December 31, 2009, there was $1,320 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007 was $20, $984 and $339, respectively.

(14) Subsequent Events

The Company has evaluated events taking place up until the date of filing of this Form 10K to determine if any subsequent events have taken place subsequent to the date of the financial statement requiring disclosure. On February 12, 2010, the Company terminated swap agreements on the Trust Preferred debt that were in place as of December 31, 2009. These interest rate swaps qualified for derivative hedge accounting. These swap arrangements carried a net of tax unrealized gain in comprehensive income of $1,806 as of December 31, 2009. The Company received a cash payment of $2,055 pursuant to the termination agreement for all three swaps.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED)

The following table presents the quarterly results of consolidated operations for 2009 and 2008 (dollars in thousands except per share amounts):

2009	Mar. 31	June 30	Sept. 30	Dec. 31
Total revenues	$53,378	$50,850	$48,582	$51,923
Income before taxes	5,754	7,685	5,400	6,027
Net earnings	5,545	6,919	4,954	6.907
Comprehensive income	2,414	24,755	22,055	3,135
Net earnings per share:				
Basic	$ 0.54	$ 0.67	$ 0.48	$0.67
Diluted	$ 0.53	$ 0.66	$ 0.47	$0.65
Common stock price ranges:				
High	$14.35	$14.54	$17.44	$17.21
Low	$ 8.44	$ 9.75	$12.38	$13.41

2008	Mar. 31	June 30	Sept. 30	Dec. 31
Total revenues	$ 46,622	$ 56,556	$ 40,498	$ 48,646
Income (loss) before taxes	6,159	6,898	(4,428)	(8,597)
Net earnings (loss)	6,021	6,803	(4,607)	(8,205)
Comprehensive income (loss)	5,857	(2,971)	(16,379)	5,720
Net earnings per share:				
Basic	$ 0.56	$ 0.64	$ (0.42)	$(0.80)
Diluted	$ 0.55	$ 0.63	$ (0.42)	$ (0.80)
Common stock price ranges:				
High	$21.06	$18.54	$16.97	$15.17
Low	$16.00	$14.38	$12.58	$ 6.10

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. (PARENT ONLY)
SCHEDULE II – CONDENSED BALANCE SHEETS
(dollars in thousands)

	December 31,	
	2009	2008
Assets		
Investment in subsidiaries	$260,692	$ 205,765
Other investments:		
Fixed maturity securities available-for-sale at fair value	6,216	6,422
Common stock at fair value		6,424
Short term investments	136	3,134
Secured note receivable from affiliate	2,500	2,500
Total other investments	8,852	18,480
Cash and cash equivalents	116	27
Accrued investment income	83	125
Other assets	2,290	111
Total assets	$272,033	$ 224,508
Liability and shareholders' equity		
Accounts payable and accrued expenses	$ 96	$ 7,378
Total liabilities	96	7,378
Preferred stock	100	100
Common stock	103	103
Additional paid in capital	102,489	100,645
Accumulated other comprehensive earnings, net	25,956	(3,209)
Retained earnings	143,289	119,491
Total shareholders' equity	271,837	217,030
Total liabilities and shareholders' equity	$ 272,033	$ 224,508

See accompanying independent auditors' report.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. (PARENT ONLY)
SCHEDULE II – CONDENSED STATEMENTS OF OPERATIONS
(dollars in thousands)

	Years Ended December 31,		
	2009	**2008**	**2007**
Revenues:			
Investment income	$ 343	$ 853	$ 1,769
Realized (losses) gains on sales of investments	(1,135)	(823)	124
Total Revenues	(792)	30	1,893
Expenses:			
Operating expenses	2,728	2,866	2,572
Total Expenses	2,728	2,866	2,572
Net loss before equity in net earnings of subsidiaries	(3,520)	(2,836)	(679)
Equity in net earnings of subsidiaries	27,845	3,146	28,871
Net earnings	$24,325	$ 310	$28,192

See accompanying independent auditors' report.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. (PARENT ONLY)

SCHEDULE II – STATEMENTS OF CASH FLOW

(dollars in thousands)

	Years Ended December 31,		
	2009	2008	2007
Cash flow from operating activities:			
Net loss before equity in earnings of subsidiary	$ (3,520)	$ (2,836)	$ (679)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
Change in operating assets and liabilities:			
Accrued investment income	42	143	12
Due from/to affiliate	(6,374)	7,143	-
Accounts payable and accrued expenses	(7,282)	(52)	128
Other, net	(1)	2,029	(983)
Net cash provided by (used in) operating activities	(17,135)	6,427	(1,522)
Cash flow from investing activities:			
Decrease (increase) in investments	6,630	16,797	4,046
Investment in subsidiary	5,752	(14,873)	(2,350)
Decrease (increase) in short term investments	2,998	(1,227)	(1,177)
Net cash provided by (used in) investing activities	15,380	697	519
Cash flow from financing activities:			
Proceeds from secondary offering of common stock	-	-	-
Proceeds from exercised stock options	1,844	460	1,450
Stock repurchase payments	-	(7,565)	(512)
Net cash (used in) provided by financing activities	1,844	(7,105)	938
Net increase (decrease) in cash	89	19	(65)
Cash and cash equivalents, beginning of year	27	8	73
Cash and cash equivalents, end of year	$ 116	$ 27	$ 8

See accompanying independent auditors' report.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. (PARENT ONLY)
SCHEDULE II – CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

	Years Ended December 31,		
	2009	**2008**	**2007**
Net earnings	$24,702	$ 1,463	$ 26,947
Other comprehensive (loss) income:			
Unrealized gains (losses) on securities available-for sale	31,394	(22,283)	4,874
Unrealized losses on hedging transactions	2,736	(94)	(292)
Reclassification adjustment for realized losses (gains) included in net earnings.	(163)	14,348	302
Total other comprehensive (loss) income before income taxes.	33,967	(8,029)	4,884
Income tax expense related to items of other comprehensive income	5,133	96	499
Other comprehensive income (loss) net of income taxes	28,834	(8,125)	4,385
Total comprehensive income (loss)	$ 53,536	$ (6,662)	$31,332
Less: Comprehensive income (loss) attributable to the non-controlling interest	577	1,111	(1,193)
Total comprehensive income (loss)	$ 52,959	$(7,773)	$32,525

See accompanying independent auditors' report.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
SCHEDULE III – SUPPLEMENTAL INFORMATION CONCERNING PROPERTY-CASUALTY INSURANCE OPERATIONS
(dollars in thousands)

	Column B	Column C	Column D	Column E	Column F	Column G		Column H	Column I	Column J
	Deferred Policy Acquisition Costs	Net Reserves for Unpaid Claims and Claim Adjustment Expenses	Net Unearned Premium	Net Earned Premium	Net Investment Income (1)	Claims and Claim Adjustment Expenses Incurred Related to: Current Year	Prior Year	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses[1]	Net Premiums Written
2009										
E&S	$9,928	$291,741	$46,217	$91,970	$ -	$ 56,858	$(12,610)	$ 20,739	$ -	$ 89,517
ART	3,795	63,175	21,076	40,612	-	22,939	1,554	8,332	-	39,036
Assumed	2,505	53,183	15,113	36,026	-	22,604	5,679	8,132	-	36,247
Runoff	-	12,265	167	(91)	-	(238)	860	-	-	(91)
Total	$16,228	$420,364	$82,573	$168,517	$ 30,554	$102,163	$ (4,517)	$ 37,203	$41,266	$ 164,709
2008										
E&S	$10,058	$287,207	$48,598	$92,976	$ -	$54,531	$5,202	$21,476	$ -	$89,946
ART	4,994	51,163	22,283	38,695	-	21,485	(1,913)	10,393	-	43,849
Assumed	3,119	40,913	15,260	42,544	-	28,765	-	11,615	-	45,913
Runoff	-	14,026	-	256	-	(29)	2,105	-	-	256
Total	$ 18,171	$393,309	$ 86,141	$174,471	$ 29,591	$ 104,752	$ 5,394	$ 43,484	$ 39,946	$ 179,964
2007										
E&S	$10,807	$265,839	$51,486	$111,704	$ -	$67,095	$3,071	$23,977	$ -	$94,499
ART	2,907	41,719	17,132	27,737	-	15,816	(115)	2,468	-	34,260
Assumed	3,117	6,453	11,890	9,352	-	6,463	-	2,427	-	21,242
Runoff	-	15,287	-	-	-	(401)	(744)	-	-	-
Total	$16,831	$329,298	$80,508	$148,793	$30,269	$88,973	$2,212	$28,872	$32,894	$150,001

(1) The Company does not allocate net investment income or other operating expenses to the various business segments.

See accompanying independent auditors' report.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

SCHEDULE IV – REINSURANCE

Years Ended December 31,

(dollars in thousands)

Property-Liability Insurance Earned Premiums	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
United States					
December 31, 2009	$214,784	$ 82,293	$ -	$ 132,491	-
December 31, 2008	$ 201,735	$ 69,808	$ -	$ 131,927	-
December 31, 2007	$ 212,757	$ 73,316	$ -	$ 139,441	-
Bermuda					
December 31, 2009	$ 1,927	$ 1,023	$ 35,122	$ 36,026	103.0%
December 31, 2008	$ -	$ 5,545	$ 48,089	$ 42,544	113.0%
December 31, 2007	$ -	$ -	$ 9,352	$ 9,352	100.0%
Combined Total					
December 31, 2009	$ 216,711	$ 83,316	$ 35,122	$ 168,517	20.8%
December 31, 2008	$ 201,735	$ 75,353	$ 48,089	$ 174,471	27.6%
December 31, 2007	$ 212,757	$ 73,316	$ 9,352	148,793	6.3%

See accompanying independent auditors' report.

EXHIBIT 11

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

COMPUTATION OF EARNINGS PER SHARE

(dollars in thousands except per share data)

	For the Years Ended December 31,		
	2009	**2008**	**2007**
Basic:			
Earnings available to common Shareholders	$24,325	$ 310	$ 28,192
Weighted average common shares outstanding	10,307,592	10,459,161	10,648,408
Basic earnings per common share	$2.36	$ 0.03	$ 2.65
Diluted:			
Earnings available to common Shareholders	$24,325	$ 310	$ 28,192
Weighted average common shares outstanding	10,307,592	10,459,161	10,648,408
Weighted average common shares attributable to stock options and restricted stock	250,159	226,772	348,798
Total weighted average common shares	10,557,751	10,685,933	10,997,206
Diluted earnings per common share	$2.30	$ 0.03	$ 2.56

EXHIBIT 12

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	2009	2008	2007
Earnings			
Pre-tax earnings	$ 24,866	$ 341	$ 28,929
Plus: Interest expense recognized	3,614	3,648	3,731
Total earnings	$ 28,480	$ 3,989	$ 32,660
Fixed charges			
Interest expenses for the period	$3,614	$ 3,648	$ 3,731
Total fixed charges	$3,614	$ 3,648	$ 3,731
Coverage Ratio	7.88	1.09	8.75

Exhibit 21

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

SUBSIDIARIES OF THE COMPANY

American Safety Insurance Holdings, Ltd. – Bermuda

American Safety Assurance, Ltd. – Bermuda

American Safety Reinsurance Ltd. – Bermuda

Ordinance Holdings, Limited – Bermuda

American Safety Holdings Corp. – Georgia

American Safety Casualty Insurance Company – Oklahoma

American Safety Indemnity Company – Oklahoma

Harbour Consulting, Ltd. - Bermuda

American Safety Insurance Services, Inc. – Georgia

American Safety Claims Services, Inc. – Georgia

American Safety Administrative Services, Inc. – Georgia

Sureco Bond Services, Inc – Georgia

American Safety Financial Corp. – Georgia

American Safety Purchasing Group, Inc. – Georgia

LTC Risk Management, LLC

LTC Insurance Services, LLC

American Safety Capital Trust - Georgia

American Safety Capital Trust II - Georgia

American Safety Capital Trust III - Georgia

American Safety Risk Retention Group, Inc. (non-subsidiary risk retention group affiliate) – Vermont

American Safety Assurance (VT), Inc. – Vermont

Victore Enterprises, Inc. - Oklahoma

Agency Bonding Company - Oklahoma

Victore Insurance Company - Oklahoma

Exhibit 23.1

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

American Safety Insurance Holdings, Ltd.
Hamilton, Bermuda

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-107203, 333-145541 and 333-153628) of American Safety Insurance Holdings, Ltd., of our reports dated March 16, 2010 relating to the consolidated financial statements and financial statement schedules, and the effectiveness of American Safety Insurance Holdings, Ltd's internal control over financial reporting, which appear in this Annual Report on Form 10-K.

/s/ BDO Seidman, LLP

Atlanta, Georgia
March 16, 2010

Exhibit 31.1

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
Certification Pursuant to § 302 of the Sarbanes-Oxley Act of 2002

I, Stephen R. Crim, certify that:

1) I have reviewed this report on Form 10-K of American Safety Insurance Holdings, Ltd.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer(s), and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2010

/s/ Stephen R. Crim
Stephen R. Crim
Chief Executive Officer and President

Exhibit 31.2

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
Certification Pursuant to § 302 of the Sarbanes-Oxley Act of 2002

I, Mark W. Haushill, certify that:

1) I have reviewed this report on Form 10-K of American Safety Insurance Holdings, Ltd.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer(s), and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2010

/s/ Mark W. Haushill
Mark W. Haushill
Chief Financial Officer

Exhibit 32.1

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
Certification Pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

The undersigned, as the chief executive and chief financial officers of American Safety Insurance Holdings, Ltd., respectively, certify that to the best of our knowledge, the Annual Report on Form 10-K for the period ended December 31, 2009, which accompanies this certification, fully complies with the requirements of Section 13(a) of the Securities and Exchange Act of 1934 and the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of American Safety Insurance Holdings, Ltd. at the dates and for the periods indicated. The foregoing certification is made pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350) and shall not be relied upon for any other purpose.

Dated this 16th day of March, 2010.

/s/ Stephen R. Crim
Stephen R. Crim
Chief Executive Officer and President

/s/ Mark W. Haushill
Mark W. Haushill
Chief Financial Officer

This page is intentionally left blank.

This page is intentionally left blank.


ASI

AMERICAN SAFETY INSURANCE HOLDINGS, LTD

The Boyle Building | 31 Queen Street | Hamilton, Bermuda HM 11
PHONE: 441-296-8560 | FAX: 441-296-8561 | WEB: www.asih.bm